1120557

1-15112

3-1-02

02024367

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 13 2002
1086

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

STORA ENSO 2001



StoraEnso




Contents

Year 2001 in brief 1

Company presentation 2

Mission, vision and values 4

Strategy 5

Letter to shareholders 8

Corporate social responsibility 10

Magazine paper 16

Newsprint 18

Fine paper 20

Packaging boards 22

Timber products 24

Human resources 26

Board of Directors 28

Management Group 30

Group structure 32

Group world-wide presence 33

Shares and shareholders 34

Information to shareholders 37

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Year 2001 in brief

Creating value in the face of difficult markets

Despite the decline in paper demand and prices the financial results were satisfactory. Production was adjusted to market demand in order to avoid excess inventories. Curtailments resulting from weak markets amounted to 1 540 000 tonnes, some 10% of the Group's total capacity.

Key ratios were in line with targets

Return on capital employed (ROCE) excluding non-recurring items was 10.8%, the target over the cycle being 13%. The debt/equity ratio was 0.53, well below the 0.8 target. Capital expenditure totalled EUR 857.1 million, which was less than depreciation and consistent with the Company's objective.

Synergies from the Consolidated Papers, Inc. acquisition amounted to USD 66 million (EUR 74 million). This was some 25% less than initially calculated since recessionary market conditions severely limited productivity-related synergy gains.

Dividend EUR 0.45

The Board of Directors proposes to the Annual General Meeting a dividend per share of EUR 0.45, giving a payout ratio of 48%.

Integration and productivity improvements

Productivity improvements continued in the form of merger synergies, benchmarking and best practice. The main investment decision was to build a newsprint production line in Langerbrugge, Belgium as part of the programme to restructure the newsprint and magazine paper businesses and carry out strategic rebuilds at the Oulu, Uetersen and Imatra mills in order to improve quality, raise productivity and improve the financial results.

Financial highlights

	2000	2001
Sales, EUR million	13 017.0	13 508.8
Operating profit, EUR million	2 371.3	1 486.9
excluding non-recurring items, EUR million	1 925.6	1 495.2
% of sales	14.8	11.1
Profit before tax and minority interests, EUR million	2 099.0	1 223.0
excluding non-recurring items, EUR million	1 653.3	1 231.3
Profit for the period, EUR million	1 435.0	926.3
Capital expenditure, EUR million	769.3	857.1
Interest-bearing net liabilities, EUR million	5 182.7	4 819.9
Capital employed, EUR million	13 902.9	13 859.1
Return on capital employed (ROCE), %	20.7	10.7
excluding non-recurring items, %	16.8	10.8
Return on equity (ROE), %	19.5	10.4

	2000	2001
Debt/Equity ratio	0.59	0.53
Earnings per share, EUR	1.77	1.03
excluding non-recurring items, EUR	1.32	0.94
Cash earnings per share, EUR	3.16	2.43
excluding non-recurring items, EUR	2.61	2.34
Equity per share, EUR	9.41	10.03
Dividend per share, EUR	0.45	0.45*
Payout ratio, %	34	48
Market capitalisation, EUR million, 31 Dec. 2001	11 733	13 006
Deliveries of paper and board, 1 000 tonnes	12 971.0	12 858.0
Deliveries of wood products, 1 000 m^3	4 880.0	4 860.0
Average number of employees	41 785	44 275

*) proposed dividend

Global Local Responsible

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader.

In 2001 Stora Enso had sales of EUR 13.5 billion and approximately 15 million tonnes of annual paper and board production capacity. The Company employs some 43 000 persons in more than 40 countries and its shares are listed in Helsinki, New York and Stockholm.

Stora Enso works mainly in the business-to-business environment – our customers are large and small publishers, printing houses and merchants as well as the packaging, joinery and construction industries worldwide. Production is located in three continents, while our main sales markets are Europe and North America. Thanks to our global presence we are able to serve customers locally.

Stora Enso's modern production capacity and the good integration between raw material, energy and efficient processes ensure production continuity.

The Company pursues an environmental and social responsibility policy that is committed to developing business towards ecological, social and economic sustainability. In 2001 the Principles for Corporate Social Responsibility were formulated to complement the policy and values of the Group in a concrete way.



Magazine paper

PRODUCTS

Uncoated super-calendered (SC), uncoated machine-finished (MF) papers, light-weight coated (LWC), medium-weight coated (MWC), heavy-weight coated (HWC), machine-finished coated (MFC) papers and wallpaper.

Used for magazines, printed advertising material, catalogues and direct marketing.

MARKET POSITION

- world's second-largest producer of magazine paper, second-largest producer in Europe
- market share 21% in Europe and 17% globally
- main markets Europe (55% of sales) and North America (43% of sales)
- annual production capacity 4.6 million tonnes

CAPACITY

- North America . . 36%
- Germany 30%
- Finland 18%
- France 11%
- Sweden 3%
- Belgium 2%





Newsprint

PRODUCTS

Standard newsprint and newsprint specialities such as improved newsprint, directory papers and book papers.

Used for newspapers, newspaper supplements, advertising leaflets, telephone directories, hardback and pocket books.

MARKET POSITION

- world's fourth-largest producer of newsprint and newsprint specialities, largest producer in Europe
- market share 24% in Europe and 7% globally
- main markets Europe (88% of sales) and North America (6% of sales)
- annual production capacity 3.3 million tonnes

CAPACITY

- Sweden 42%
- Finland 32%
- Germany 16%
- North America. . . 6%
- Belgium 4%





Fine paper

PRODUCTS

Graphic papers (coated fine paper) and office papers (uncoated fine paper).

Used for document printing, commercial printing and high-quality books.

MARKET POSITION

- world's second-largest producer of graphic papers, third-largest producer in Europe
- world's sixth-largest producer of office papers, second-largest producer in Europe
- graphic paper market share 12% in Europe and 10% globally
- office paper market share 14% in Europe and 3% globally
- main markets Europe (54% of sales), North America (30% of sales)
- annual production capacity 3.8 million tonnes

CAPACITY

- Finland 47%
- Sweden 21%
- North America. . 18%
- Germany 5%
- The Netherlands . 5%
- China 4%





Packaging boards

PRODUCTS

Liquid packaging boards, cupstock, cartonboards, containerboards (corrugated raw materials), corrugated packaging, coreboards, cores, laminating papers, technical papers, flexible packaging and label papers.

MARKET POSITION

- one of the world's leading producers of consumer packaging boards and specialty papers
- main markets Europe (77% of sales), Asia (7% of sales) and North America (4% of sales)
- annual production capacity 3.5 million tonnes of packaging boards and papers, 315 000 tonnes of corrugated packaging and 175 000 tonnes of cores

CAPACITY

- Finland 53%
- Sweden 27%
- Germany 7%
- Other Europe.... 7%
- North America... 6%



Further processing

- cores are produced in China, Finland, Germany, the Netherlands, Spain, Sweden, the U.K. and in the U.S.A.
- corrugated packaging is produced in Estonia, Finland, Hungary, Latvia, Lithuania, Russia and Sweden



Timber products

PRODUCTS

Sawn timber and further-processed products.

Used by the construction, joinery and furniture industries.

MARKET POSITION

- world's third-largest producer of sawn softwood, largest producer in Europe
- main markets Europe (61% of sales), Asia (23% of sales) and North America (6% of sales)
- sawn timber annual production capacity 5.8 million m^3, further-processing capacity 2.2 million m^3

CAPACITY

- Finland 39%
- Austria........ 27%
- Sweden 18%
- The Czech Republic 11%
- Estonia 5%



Further processing

- further-processing factories in Austria, the Czech Republic, Estonia, Finland, Germany, the Netherlands and Sweden

Mission

We promote communication and well-being of people by turning renewable fibre into paper, packaging and processed wood products.

Vision

We will be the leading forest products company in the world
- We take the lead in developing the industry
- Customers choose us for the value we create for them
- We attract investors for the value we create
- Our employees are proud to work with us
- We are an attractive partner for our suppliers.

Values

Customer focus – We are the customers' first choice
Performance – We deliver results
Responsibility – We comply with principles of sustainable development
Emphasis on people – Motivated people create success
Focus on future – We take the first step

Success determined by profitability and creation of value

Stora Enso is managed and operates as one industrial company. The current core business areas are graphic and office papers, packaging boards and wood products. Shared synergies come from wood procurement, the pulping process, paper production and coating technology competence supported by continuous research and development work.

Stora Enso's strategy is based on its mission, vision and values and aims at increasing shareholder value through profitable growth. The strategic principles are to raise the return on existing capital, to select profitable investments with returns higher than the cost of capital and to secure the cash flow generation.

Stora Enso's growth must exceed the market growth and match the growth of its best competitors. Growth will be achieved mainly through mergers and acquisitions. The target for return on capital employed over the cycle is 13%, compared with a current average cost of capital of 10% before tax.

Debt to equity should be at or below 0.8, but may be allowed to rise temporarily to 1.0-1.2 to finance a major strategic acquisition provided the return route to the target level can be clearly seen. Acquisitions should enhance earnings.

The dividend policy is to distribute to shareholders an average of one third of net profit.

Improved profitability through growth and asset restructuring

The target is to participate actively in the forest industry consolidation process in order to effectively achieve a more balanced industry structure leading to higher profitability. Stora Enso continuously reviews growth opportunities for expansion in existing or new geographic areas, however, balancing the corresponding risk, return potential and strategic fit. In Europe scope for mergers and acquisitions continues to exist, although a high market share, particularly in magazine paper, newsprint and consumer boards, is a limiting factor. Growth in North America is of vital importance but difficult in present circumstances due to the high valuation of North American assets. Asia is an interesting market because of the rapid growth in GNP and consequently in paper demand. Stora Enso closely monitors the on-going restructuring process of local industry. Investment policy focuses on core businesses and units with long-term profitability. Non-core or poorly performing assets are either divested, run for cash or shut down. Stora Enso's size facilitates the building of new production lines and the simultaneous closing down of obsolete facilities, thus permitting asset restructuring and efficiency improvements without disturbing market equilibrium. Capital expenditure may not exceed the level of depreciation.

Apart from its own efforts towards growth and efficiency, Stora Enso's business and profitability are also dependent on the world economy overall, specifically print advertising volumes, the need for packaging, in particular, non-durable goods, and the development of the building and construction industry. Advertising and construction relate strongly to global economic development; packaging may be regarded as less cyclical. Despite the impact continuous internal efficiency programmes have on profitability, this will always be affected by external factors, such as the price of raw material, product prices and foreign exchange fluctuations, over which the Company has little influence.

Competitive fibre from sustainable sources

Competitive fibre is a key factor in Stora Enso's strategy. The aim is to have access to the most competitive fibre from socially and environmentally sound sources. Sawmilling will be instrumental in strengthening Stora Enso's position in competitive fibre sourcing. The amount of recovered fibre will be increased.
For example, the production of the new newsprint production line in Langerbrugge will be based on recovered paper. With this investment the Company's total usage of recovered fibre is 2.8 million tonnes.
In North America, internal pulp integration will be increased. Besides the traditional northern hemisphere long and short fibres, Stora Enso is also involved in the production of short fibre in fast-growing southern hemisphere plantations. As planned, a decision will be taken before the end of 2002 on the Veracel pulp project in Brazil.

Operational excellence through efficient organisation

In Stora Enso's management model Excellence 2005 (Total Quality Management), all units work continuously towards the improvement of their operations, competitiveness and financial performance through the systematic assessment and enhancement of operations within the framework of Performance Excellence Criteria. Benchmarking is likewise used for the sharing of best practice and the transfer of knowledge.
In 2001 the Finnish Quality Award was presented to Stora Enso's Oulu Mill in Finland. In 2000 the national winner was the wholly-owned subsidiary Laminating Papers, and in 1998 Stora Enso's Veitsiluoto Mill. Total quality management has led to a clear improvement in profitability and strengthened our common values.

Stora Enso has a large in-house research and development function for creating added value for the customer. R&D is market driven and managed as an integrated part of the Company's business. The aim is the improvement of existing products and production processes as well as the development of new products providing customers with services that enhance their value creation and support their product development. In 2001 Stora Enso spent EUR 92.3 million, 0.7% of sales, on research and development. Future emphasis will be on developing coated and laminated products for packaging and serving beverages and foodstuffs and for the rapidly developing needs of digital printing and copying.

To be an efficient supplier Stora Enso sells most of its paper production through its own global sales and marketing network. This network is present in all continents and comprises more than 30 sales companies with close to 30 local branches and a worldwide agent network. Wood products are also sold through own sales networks. Stora Enso is likewise involved in merchanting through its wholly-owned paper merchanting subsidiary, Papyrus. Papyrus holds a leading position in the Nordic countries and the Baltic region with an average market share of some 40%. Papyrus also has a presence in thirteen European markets. Today 13% of its business is traded over the Internet, giving Papyrus a lead position in terms of merchanting industry e-business.

With the aim of developing Stora Enso's internal structure the Pulp Division has been dissolved and the pulp mills have been transferred to the Paper and Board Divisions, thus increasing internal pulp usage efficiency. A Pulp Competence Centre has been set up to strengthen competitiveness and support and develop internal technical know-how. The commercial buying and selling of pulp from and to external sources is concentrated in the Fine Paper Division. Corporate energy matters are today managed by Stora Enso energy services in the Newsprint Division.

Leading producer in North America

Following the acquisition of Consolidated Papers, Inc. in September 2000, Stora Enso's integration in North America is now complete. The North American leadership team is in place and the organisation's staffing patterns have been assessed and streamlined to enhance productivity, quality and efficiencies.

The marketing and sales organisation has been integrated and fully unified, representing Stora Enso in important markets throughout the continent. In August 2001 Stora Enso North America introduced an innovative, customer-focused line of coated printing papers in the fine paper category that consolidates former brands and adds new optical and paper performance characteristics. The new papers have been well received by customers.

Stora Enso pulp and paper mills in North America have completed benchmarking studies with Company counterparts around the world, exchanging best-practice information. Stora Enso's total quality management system Excellence 2005, is now in place and excellent progress has been made throughout the Division. Gains have been achieved, positioning the organisation as a strong platform for further growth in North America.

Synergies achieved in 2001 totalled USD 66 million, less than the initially calculated USD 90 million, due to recessionary market conditions that severely limited productivity-related synergy gains. Achieving the USD 110 million synergy target in 2002 is possible, but only with a strong recovery in North American market conditions.

During the year ahead, Stora Enso will accelerate work to enhance its name recognition among customers and shareholders in North America in order to consolidate its position. Activities will be directed towards increasing market shares, improving asset performance, as well as towards focused, prudent growth that will enhance the value of investments in North American operations.

Branding to enhance value

Stora Enso's goal is to build a single, distinctive corporate brand that encompasses all the various product brands. A strong corporate brand will differentiate the Company by bringing its vision, mission and values to life. Corporate brand values are demonstrated in the everyday actions of the Company. Stora Enso is socially responsible, global in its operations and local in its commitment to its customers, employees and other stakeholders and to the communities in which it works.

Letter to shareholders

Dear Shareholder,

The year 2001 was challenging for the forest products industry. Weak demand was closely linked to the slowdown in the world economy, particularly in North America, and the de-stocking of inventories, which began during the fourth quarter of year 2000.

We are pleased to report that, despite these adversities, Stora Enso has reported satisfactory financial results. Our financial performance benefited from the various synergy programmes and the substantial production curtailments taken in order to bring production in line with market demand.

We believe that Stora Enso's strengths derive from the well functioning organisation, operational efficiency and synergy effects. In 2001 we were able to show that even in recessionary conditions we are able to create value.

The dividend of EUR 0.45 proposed by the Board is in line with the policy to distribute to shareholders over the long term one third of net profits.

The year 2002 is likely to be another challenging year. Both demand and our future financial performance will be conditional on the overall economic development. However, market sensitivity has increased, as production curtailments and de-stocking have emptied inventories. Once demand picks up, we will be in a good position to benefit from the full effect of the productivity synergies and internal development programmes that have been implemented during the past few years.

The acquisition of Consolidated Papers, Inc. in September 2000 was an important strategic decision. A strong leadership team is in place and operations have been assessed and streamlined to enhance productivity, quality and efficiencies. The integration process has been very successful although financially considerable scope for improvement remains. This should, however, be achieved once markets pick up and production volumes normalise.

In 2001 Stora Enso formulated its Principles for Corporate Social Responsibility. This marked an important milestone in our commitment to the value-creation process. In a time of intensified globalisation, growth must go hand in hand with responsible business conduct. Today, almost all Stora Enso's production is located in Europe and North America. Expanding the business to countries outside the traditional home area is demanding in terms of integrating local and corporate cultures. We intend to be responsible wherever we operate.

We have gained good rankings in sustainability-related issues when assessed by external institutions. Stora Enso has been included in the Dow Jones Sustainability Index since its establishment in 1999 and in the FTSE 4 Good, launched in summer 2001. These rankings show that the starting point for implementing the Principles is sound. It is, nevertheless, clear that there are areas that require a more consistent approach in order to secure continuous improvements. In this work we rely largely on well-established management systems, particularly Excellence 2005.

Stora Enso's report for 2001 looks different from its predecessors. It still focuses heavily on how we create value for shareholders, customers and other stakeholders. But the story is told in a new way, with strong focus on the future. We feel that quarterly reporting has given an adequate picture of Company operations during the year. We have also wanted to create a compact report, making it easy for stakeholders to find the relevant information.

The report is printed on different qualities of papers, produced at mills that have EMAS-registration. The aim is to highlight the opportunities and characteristics the various papers offer for conveying messages. We have implemented our global but local philosophy by using locally-produced paper whenever this has been possible. For the first time, all three parts of the report are also produced in an inter-active web version.

We will continue to develop Stora Enso based on the efficient structure we have built. Our ambition is to be the leader in the forest products industry and create value for the success of shareholders, customers and employees alike.

Helsinki, 30 January 2002



Jukka Härmälä
CEO

Claes Dahlbäck
Chairman

Corporate social responsibility


CORPORATE
RESPONSIBILITY
FINANCIAL
ENVIRON-
MENTAL
RESPONSIBLE OPERATIONS

Financial and environmental performance is continuously being monitored and reported. The same practice is now being applied to social and socio-economic issues.

Value creation and responsibility go hand in hand

In a time of intensified globalisation growth must go hand in hand with responsible business conduct - and Stora Enso has a declared strategy of growth. This is one of the reasons why the Group decided to define its Principles for Corporate Social Responsibility and develop the necessary monitoring systems.

A strong correlation exists between responsible operations and business gains. Stora Enso's goals are long-term profitability and value creation through business excellence. In Stora Enso's case business excellence incorporates three pillars of sustainability – financial, environmental and social.

Stora Enso has also decided to support the United Nation's Global Compact initiative and its nine principles. The Global Compact was launched in 2000 by Secretary-General Kofi Annan who urged world business leaders to help make globalisation work for all the people of the world.

The Group's mission, vision and values formed the starting point for defining the Principles for Corporate Social Responsibility. The principles translate the social aspects of the Environmental and Social Responsibility Policy into more concrete form and are consistent with other Stora Enso policies and guidelines. The principles stated below are based on internationally accepted statements, such as the United Nations Universal Declaration on Human Rights and International Labour Organization (ILO) conventions.





The Stora Enso Principles for Corporate Social Responsibility

1. Business Practice

- Co-operation between Stora Enso and our stakeholders shall be open-minded, fair and based on equal terms.
- Practices defined as bribes, kickbacks, price-fixing and similar behaviour are prohibited.
- Employees must avoid conflicts of interest between their private financial activities and the conduct of Company business.
- All business transactions on behalf of Stora Enso must be reflected accurately and fairly in the accounts of the Company.

2. Communication

- Communication is based on credibility, responsibility, pro-activity and interaction. These apply equally to all stakeholders.
- We advocate an open dialogue.

3. Community Involvement

- We shall be a responsible member of the communities in which we operate through focused partnerships at local, national and global levels. We encourage our employees to take part in local community work.

4. Reduction in work force

- Any necessary reduction in the workforce shall be carried out with respect for the individual and proper sensitivity to employees' needs.

5. Human Rights

Working conditions

- Our employees are entitled to safe and healthy workplaces. No employee shall be subject to any physical, psychological or sexual harassment, punishment or abuse.

Diversity

- We recognise diversity as a strength. Discrimination against any employee in respect of race, ethnic background, gender, disability, sexual orientation, religion, political opinion, maternity, social origin or similar characteristic is prohibited.

Freedom of association

- Employees have the right to organise, join associations and bargain collectively, if they wish to.

Free choice of employment

- Any form of involuntary labour is prohibited.

Child labour

- Use of child labour is not permissible. The minimum age for employment shall be in accordance with the ILO convention (14 or 15 years) or the age specified by local legislation if higher. The employment of young persons shall not jeopardise their education or their development.

Remuneration

- Wages shall be paid direct to employees. Employees shall be paid at least the minimum legal wage or the wage specified in an applicable collective labour agreement.

Working hours

- Working hours shall not exceed 48 hours and overtime 12 hours per week on average over a year unless other conditions are specified in local laws or an applicable collective labour agreement.

Continuous change provides new opportunities

Local communities have often grown up around forest industry units. These communities have been dependent on the mills - not only as an employer, but also as a provider of many social services. The communities have, however, developed and society has taken over social services.

The forest products industry has shifted from labour-intensive to capital-intensive. Today large-scale units producing for the international market are typical of a business formerly characterised by many small mills. In this process some communities have lost and others gained. Structural changes may also have undesirable impacts at a personal level, underlining the need for responsible management.

Stora Enso's most important stakeholder groups today are customers, employees, investors, partners and society - both civil and governmental. Stora Enso works mainly in a business-to-business environment. The size of the customer varies from small privately-owned businesses buying a few tonnes to multinational companies buying several hundred thousand tonnes of products each year.

Since many of the suppliers are big multinational companies, they are often listed on the stock market. Some of these companies already work and report on their performance as corporate citizens. This allows Stora Enso to share knowledge and experience.

In wood procurement the picture is quite different since suppliers are often forest-owner families. A frequent challenge in this case is how to achieve a balance between local socio-economic and environmental impacts.

Today, almost all of Stora Enso's production is located in Europe and North America. Expanding the business to countries outside the traditional home area is demanding in terms of the integration of local and corporate cultures.

At the beginning of a long path

It is vitally important to root the Principles for Corporate Social Responsibility in normal daily work. To this end the Principles are being incorporated in the management systems. Stora Enso's system for business excellence, Excellence 2005, is particularly important in this respect. Stora Enso also has a number of internal management training programmes that now include training in Corporate Social Responsibility questions and practices.

Applying process thinking in Corporate Social Responsibility work requires us to evaluate our current performance and actions against the Principles. Three task forces have mapped the internal need for the development of guidelines and education and have analysed internal and external cases, reflecting the prerequisites for success and the sources of shortcomings.

Monitoring and reporting performance in the social and economic area require a long-term perspective and the solving of many methodological questions. In some areas qualitative data probably gives a truer picture than numbers do.

A set of indicators has been determined to make monitoring and reporting possible. The first five indicators shed light on working conditions, diversity, communication and social and economic impact.

Throughout the greater part of Stora Enso, the Principles described have been adhered to intuitively in both practice and training. It will, however, take some time for the Principles for Corporate Social Responsibility to become an integral part of all our operations. Stora Enso's Board of Directors and senior management have expressed their strong commitment to this process but it will require the efforts of all Group's employees to ensure that better practices are truly implemented.





Magazine paper

The vision is to be the preferred supplier of magazine papers. The strategy is to grow through the optimisation of existing assets and through acquisitions. Continuous efforts will be made to further improve efficiency and competitiveness through asset restructuring. The target areas for growth are Europe and North America.

Continuous improvement

The primary objective is continuous improvement in efficiency and profits. In line with best practice targets, portfolio and quality optimisation have taken place. The production of fewer grades leads to greater efficiency and cost savings. Local production reduces logistic costs.

In Europe, Stora Enso holds a leading position as the second largest supplier of magazine papers. The rebuild of paper machine no. 3 in Langerbrugge, Belgium to produce SC papers will increase production capacity by 50.000 tonnes and improve competitiveness.

In North America Stora Enso enjoys a good reputation as reflected in the 5% growth in demand for Port Hawkesbury's offset paper.

Stora Enso is the North American market leader for SC papers and holds third place in coated magazine papers. The Company aims to consolidate its market position in North America still further.

Differentiation through branding

Branding as a means of differentiation is gaining importance. By developing relationships with customers and assisting them to find the right product for their individual end use, added value can be achieved. Electronic networks are being set up in order to secure a high level of customer service. Printing processes are being supported by collaboration between customers and Stora Enso experts.

Gradual pick-up in demand

In 2001 the demand for magazine paper declined due to the weak economy and reduced print advertising. Over-capacity, mainly in coated papers, is posing a threat to the market balance. Demand is expected to remain unchanged and the upturn will be slow. Demand could pick up during the second half of 2002 and is conditional on the overall development of the economy. In the longer term demand for magazine paper will increase and new markets will emerge. Over the past five years the global average market growth in coated magazine papers has been 5.5% and in SC papers 6.7%.



The flying machine of Nova Scotia

The SC production line, which started up in 1998 in Port Hawkesbury in Nova Scotia, Canada, is an example of how, after years of hard work, co-operation and employee efforts are finally bearing fruit. Today this production line is a world-class asset, producing top quality SC papers for North American customers.

Key figures*	1999	2000	2001	% of the Group
Sales, EUR million	2 156.5	2 818.8	3 449.0	24.0
Operating profit, EUR million	328.4	399.4	346.9	21.1
% of sales	15.2	14.2	10.1	
Operating capital, EUR million	1 958.8	3 529.9	3 314.0	24.0
Return on operating capital, %	15.8	15.5	10.1	
Capital expenditure, EUR million	119.0	115.1	148.5	17.3
Average number of employees	5 291	6 205	7 854	17.7
Production curtailments, tonnes	N/A	N/A	560 000	

*excluding goodwill

1 000 tonnes	Deliveries 1999	Deliveries 2000	Deliveries 2001	Capacity 2002
SC	1 115	864	1 377	1 625
LWC, MWC, HWC, MFC	1 593	2 357	2 452	2 890
Wallpaper base	48	48	42	65
Total	2 756	3 269	3 871	4 580

www.storaenso.com/2001


News-

The vision is to be the customer-preferred supplier. This vision will be realised by developing both product quality and customer service. From the point of view of future competitiveness, the long-term restructuring of assets and productivity improvement are important strategic issues.

Focus on customer satisfaction

Customer satisfaction will be further increased by enhancing services and operations. An internal project has been initiated which will place increased emphasis on all aspects of customer relationships. Stora Enso's wide palette of printing papers offers unique possibilities for taking care of customer's overall paper requirements. Productivity is constantly improving, thanks to global benchmarking and mill focusing. Special attention will be paid to optimising supply chain management in close collaboration with customers.

Endorsing recovered paper

Another important issue is a sound fibre strategy. The intention is to increase the share of recovered paper in standard newsprint. Virgin fibre is used mainly in improved newsprint and other specialities where it gives added value. The target is to create the optimal raw material and product mix as well as environmentally sustainable solutions. Already today, Stora Enso is one of the biggest users of de-inking grades in Europe.

The newsprint machine to be built in Langerbrugge, Belgium will further increase the use of recovered paper within the Group. Competitiveness will be improved by the use of 100% recovered paper as well as of advanced machinery utilising the latest technology. The machine will come on stream in June 2003 and will improve the Group's total asset quality as two older machines will be permanently closed down.



Outlook

Due to the weakening economy in 2001, both demand and prices went down in North America but were firmer in Europe. Only minor changes in capacity are expected in Europe during 2002. In North America capacity may even decrease slightly. The demand for newsprint is heavily dependent on the general economic environment as advertising is the key consumption driver. Global newsprint demand is expected to remain fairly weak in the beginning of the year. The situation could improve later in 2002 provided there is no further weakening in the world economy. Over the past five years the global average market growth in newsprint has been about 2% and clearly higher in improved newsprint.

Sachsen Mill – a benchmark

In 1994 the Sachsen Mill was built in Eilenburg, near Leipzig in the heart of Europe. What started out as a new green-field project, today constitutes an important enhancer of the infrastructure and wealth of the area. The Sachsen Mill's strength lies in its 100% use of recovered paper as raw material. Its location at the centre of the market has enabled excellent customer relations as well as sound logistics to both Eastern and Central Europe. A high operational performance together with well motivated personnel have made the mill an important industry benchmark. The aim is to repeat the success of the Sachsen Mill in the new Langerbrugge project.

Key figures*	1999	2000	2001	% of the Group
Sales, EUR million	1 641.8	1 766.7	1 933.9	13.5
Operating profit, EUR million	306.4	268.3	508.8	30.9
% of sales	18.7	15.2	26.3	
Operating capital, EUR million	1 347.6	1 256.7	1 198.4	8.7
Return on operating capital, %	21.7	19.9	41.4	
Capital expenditure, EUR million	72.3	74.8	91.2	10.6
Average number of employees	5 564	5 437	5 530	12.5
Production curtailments, tonnes	N/A	N/A	130 000	

*excluding goodwill

1 000 tonnes	Deliveries 1999	Deliveries 2000	Deliveries 2001	Capacity 2002
Newsprint	3 122	3 134	3 031	3 285

www.storaenso.com/2001

Fine paper

The product area's long-term strategic goal is to achieve the lead position among fine paper suppliers. This vision will be achieved by profitable growth through acquisitions and asset restructuring. The target growth areas are Europe, North America and Asia.

Towards the target

Improved efficiency in the value chain will be an important strategic issue for the future, hence the aim to further fine-tune the product range. Through improved links between merchants and suppliers and the efficient management of information exchange, cost efficiency will be enhanced. A sound and sustainable global fibre strategy, where pulp flows are optimised either by internal use or by purchase, is important. In North America, Stora Enso Fine Paper has already established its position as the third-largest producer of coated paper with complimentary imports.

Improved capital turnover, cost efficiency with fixed cost reductions and healthy operating rates are also important targets which will be reached through streamlined production that makes use of synergies in global fine paper operations and best practice. Strong focus on inventory management will continue.

Aiming for customer satisfaction

High quality, a global presence and serving the customer locally are important tools in ensuring customer satisfaction. In order to become the customer´s first choice, key customer partnering will be introduced and cross-divisional marketing teams established.

Demand for digital printing papers for colour printing as well as for use in digital printing machines is growing rapidly. R&D is of key importance when developing coating know-how for paper qualities to be used in digital printing.

Improving outlook

In 2001 global fine paper demand was weak due to lower economic growth and de-stocking in Europe and North America. Sales volumes declined, especially in coated fine papers, but overall price levels remained fairly stable. Provided no negative surprises occur in the world economy, fine paper demand could pick up during the second half of 2002 as balance is restored after de-stocking, Average market growth globally over the past five years has been 7.1% in coated and 2.6% in uncoated fine papers.

Success in optimising production

The ongoing mill specialisation programme is one example of how Stora Enso optimises production. The programme is in its second phase with rebuilds of the Oulu paper machine no. 6 and the Uetersen paper machine no. 2. The objective is to harmonise production at different mills, thus gaining consistent product quality and cost efficiency. Through collective efforts in product development, capacity allocation, sheeting co-operation and marketing support, the supply concept will be developed to provide well-functioning solutions for each market area, independent of mills. This will enhance the strong and high-quality product portfolio of coated fine papers, such as the Lumi and Multi brands.

Key figures*	1999	2000	2001	% of the Group
Sales, EUR million	2 493.8	3 473.2	3 617.5	25.2
Operating profit, EUR million	238.7	688.8	394.5	24.0
% of sales	9.6	19.8	10.9	
Operating capital, EUR million	2 740.0	4 507.1	4 161.1	30.1
Return on operating capital, %	8.8	20.3	9.1	
Capital expenditure, EUR million	189.7	116.6	193.7	22.6
Average number of employees	8 842	9 562	10 607	24.0
Production curtailments, tonnes	N/A	N/A	670 000	

*excluding goodwill

1 000 tonnes	Deliveries 1999	Deliveries 2000	Deliveries 2001	Capacity 2002
Graphic (coated) paper	1 560	1 917	1 918	2 305
Office (uncoated) paper	1 352	1 234	1 273	1 520
Total	2 912	3 151	3 191	3 825

www.storaenso.com/2001

Packaging boards



Strategy is based on high market shares in targeted business areas. By creating superior value for the customer in an environmentally sound and socially responsible way profitable growth can be guaranteed. Skill and motivation are the key qualities required in running successful, modern production units.

Productivity through streamlined production

The restructuring of fibre production and the modernisation of the liquid packaging board machines at the Imatra Mills in Finland, have been completed, creating a new foundation for efficient production. Product streamlining between the Imatra Mills and the Skoghall Mill in Sweden has likewise been completed. Partly as a result of this, the Skoghall board machine no. 8 today exceeds the original quality and production targets. The acquisition of Tetra Pak´s Forshaga plastic coating plant in Sweden will play a major role in the development of Skoghall´s product palette.

Modernisation of the saturated base craft production line at the Kotka Mill in Finland facilitates participation in the steady growth of this business area. The growth in converting operations is based on acquisitions in Western Europe and on new green-field operations in Eastern Europe. The purchase of tube plants in the UK and Sweden, as well as the start-up of new packaging factories in Hungary and the Baltic countries, are examples of this strategy. At the same time the organisation itself has been restructured; the packaging board core is now formed by five business groups, including the new Specialty Papers Business Group.

Continued growth

The relative position of Packaging Boards has been strengthened through investments and returns will begin to improve as the economy picks up. Packaging boards benefit from a fairly stable non-durable goods market. The value of the US dollar and the involvement of the Enocell Pulp Mill in Finland will be vital for future profitability.

Overall demand in most of the business areas has not grown since summer 2000 but the markets are expected to improve during the year 2002.



Eastbound success

The investment decision taken in 1997 to build a corrugated packaging mill in Balabanovo, 100 km south-west of Moscow, is one example of strategy coming true. The green-field project has developed into a prosperous, well-functioning business with an expansion project under way. The keys to success were the right business concept, a good customer base, modern technology and ambitious recruiting and training programmes.



Key figures*	1999	2000	2001	% of the Group
Sales, EUR million	2 541.5	2 975.0	2 724.0	18.9
Operating profit, EUR million	237.9	441.3	346.2	21.0
% of sales	9.4	14.8	12.7	
Operating capital, EUR million	2 718.9	2 732.3	2 670.9	19.3
Return on operating capital, %	8.8	15.4	12.8	
Capital expenditure, EUR million	242.1	342.3	294.4	34.3
Average number of employees	10 608	10 635	9 888	22.3
Production curtailments, tonnes	N/A	N/A	180 000	

*excluding goodwill

1 000 tonnes	Deliveries 1999	Deliveries 2000	Deliveries 2001	Capacity 2002
Packaging boards and papers	3 196	3 417	2 765	3 505

www.storaenso.com/2001

Timber products

Timber Products is a core business area for Stora Enso. The strategy is to offer competitive solutions to selected end-use segments world-wide and to spearhead the Group's expansions into new geographic areas, especially in Eastern Europe. Full integration of wood procurement, sawmilling and the fibre supply will further strengthen Stora Enso's position.

Competitive value-adding concepts

The target is improved value for customers through increased on-line further-processing. New investments in planing mills and processing facilities are now operative and are enhancing efficiency and productivity. New delivery and service concepts are being designed to support customers. Likewise, management, individual and team competencies are constantly being developed to conform to the needs of service, product and market strategies.

In 2001 Stora Enso acquired the outstanding 26.5% minority holding of Stora Enso Timber Oy Ltd from the Austrian company SPB Beteiligungsverwaltung GmbH. The acquisition will promote full integration and provide further opportunities for realising the overall development potential of Stora Enso Timber.

The investment programme aimed at improved efficiency and competitiveness in Sweden was successfully completed at the Gruvön and Kopparfors sawmills and is continuing at the Ala Sawmill. Programmes to increase efficiency and productivity have also been introduced in Central European production units and comparable programmes will be implemented in Finland.



Challenging Outlook

The wood products industry is highly fragmented and offers good opportunities for consolidation and growth. Expansion prospects are supported by expectations of an increase in the demand for wood products over the longer term and by the rapid development of value-added wood products in system building solutions.

The market outlook for 2002 is hampered by the weak world economy, which has had an adverse impact on house-building activity. Demand will not support full capacity utilisation in Europe or North America, and prices will remain weak during the first half of 2002. Any significant firming of the market is conditional on improved prospects for the global economy.



A call for Pan-European building standards

Building standards are one of the most interesting topics of discussion in the European wood products industry. Currently a wide range of timber-building systems based on national and regional building codes and product standards can be found in different parts of Europe. Combined with deeply rooted traditions, this situation is preventing the industry from moving towards the mass production and distribution of wooden building products which would benefit both consumers and the industry itself. Uniform European timber-building principles and standards would not only permit this development but also enable us to maintain versatile original design traditions, the training of new wood-building experts and the general promotion of cost-efficient timber building. Stora Enso is an active supporter of initiatives that would unite the industry in concerted action in this respect.

Key figures*	1999	2000	2001	% of the Group
Sales, EUR million	1 140.0	1 242.1	1 180.5	8.2
Operating profit, EUR million	43.5	73.3	12.6	0.8
% of sales	3.8	5.9	1.1	
Operating capital, EUR million	377.2	388.2	421.3	3.0
Return on operating capital, %	12.2	18.6	3.1	
Capital expenditure, EUR million	51.3	46.5	64.4	7.5
Average number of employees	3 605	3 593	3 644	8.2

*excluding goodwill

1 000 m³	Deliveries 1999	Deliveries 2000	Deliveries 2001	Capacity 2002
Nordic Whitewood	1 451	1 479	1 449	2 080
Nordic Redwood	1 386	1 443	1 466	1 540
Central European Timber	1 800	1 958	1 945	2 205
Total	4 637	4 880	4 860	5 825

www.storaenso.com/2001



Human resources

What people can do

The strategic vision of human resource management is the creation of a culture and atmosphere that enable us to motivate every employee to develop his or her skills and competence for top performance. The aim is to retain the best as well as to attract new talent. With a vision of being the leading company in the field, Stora Enso has to perform better than the best.

The main challenge for human resources will be to align priorities and key areas for future development. Five new task forces have been appointed to develop the basis for a new HR-strategy: ability to change, compensation and remuneration, attitude and culture, competence and leadership.

Strengthening the coherence between business operations and human resources is also one of the targets. By systematic analysis of all the input obtained through customer and employee surveys, management development, new steering groups and more than 125 Total Quality Management (TQM) self-assessments we will enhance understanding and ensure that we are addressing the right issues.

Stora Enso's evaluation tool, the Excellence 2005 programme, TQM, has reached a phase where it provides a strategic approach to business development. The challenge is to develop a true link between the results of self-assessment and future action involving all parties.

Metrics are important and surveys will continue to be carried out and developed. In order to provide stronger support to the business units, focus will, however, shift from internal to operational issues and from measurement to action.

Striving for top performance

Enhancing the overall competence level is an area in which Stora Enso differentiates itself from its competitors. Creating common guidelines for local units in their practical development work, sharing best practice and addressing job mobility are some of the means used in this. Increasing competence and skill among employees is recognised as correlating strongly with job-motivation and commitment.

A management audit programme is being developed to facilitate the management of top talents within the Company. The objective is to pinpoint existing talent, obtain a broad understanding of potentials and achievements as well as identify the gap for the recruitment of new talent. One of the challenges is to attract new students to enrol in forestry-related programmes in order to secure the future recruitment base. Stora Enso is working actively to enhance the image and knowledge of the industry among high school and university students as well as among local communities.

The practical leadership-training programme emphasising top leadership and role modelling will be finalised during 2002. Communicating and anchoring visions, missions and values among different inter-cultural groups to maximise success will, however, continue.

Stora Enso has a performance-based bonus system for its employees based on Company profits and the achievement of key business targets. For managerial and specialist staff an option/synthetic option programme is in place. The incentive programmes are described on page 35 and in Financials 2001 under Note 23.

Key figures	2000	2001
Average number of employees	41 785	44 275
Sales / employee, EUR	311 524	305 112
Personnel turnover, %*	3.2	3.1
Training days / employee	4.1	3.9

*Based on number of outgoing permanent employees who have left the Company voluntarily

Average number of employees	2000	2001	%
Finland	15 088	15 054	34.0
Sweden	10 856	9 433	21.3
Germany	4 723	4 767	10.8
USA	2 197	6 071	13.7
France	1 356	1 368	3.1
Austria	1 078	1 127	2.5
Netherlands	831	801	1.8
China	801	852	1.9
UK	783	704	1.6
Canada	736	746	1.7
Belgium	690	694	1.6
Other countries	2 646	2 658	6.0
Total, average	41 785	44 275	100.0
Total, year-end	44 624	42 932	



www.storaenso.com/2001

Board of Directors




1
2
3
4
5
6
7
8
9
10
11

(1) **Jan Sjöqvist**
Born 1948. MBA
Member of the Board of SSAB Svenskt Stål AB, Swedish Networks AB, Green Cargo AB and Lannebo fonder AB

(2) **Krister Ahlström**
Vice Chairman
Born 1940. M.Sc. (Eng), Dr. h.c. (Techn.), Dr. h.c. (Arts)
Former Chairman and CEO of A. Ahlstrom Corporation
Member of the Board of Nordea Securities Corporation, EQT-Finland and NKT Holding, Denmark and several other international institutions
Member of the Stora Enso Compensation Committee

(3) **Jukka Härmälä**
Chief Executive Officer
Born 1946. B.Sc. (Econ.), Dr. h.c. (Techn.), Dr. h.c. (Econ.)
Member of the Board of the Finnish Forest Industries Federation; Vice Chairman of the Board of Finnlines; Member of European Round Table of Industrialists

(4) **George W. Mead**
Born 1927. M.Sc. (Paper Chem.), B.Sc. (Chem.)
Former Chairman of the Board of Consolidated Papers, Inc.
Member of the Board of Snap-on, Inc

(5) **Harald Einsmann**
Born 1934, Ph.D. (Econ.)
Member of the Board of British American Tobacco, EMI Group, Tesco Ltd and Interbrew SA
Member of the Stora Enso Compensation Committee

(6) **Josef Ackermann**
Born 1948. Dr. (Oec.)
Member of the Board of Managing Directors of Deutsche Bank AG; Member of the Board of EUREX Zürich AG and Nasdaq Stock Market, Inc.; Member of the Board of Non-Executive Directors of Vodafone Group Plc; Member of the Supervisory Board of Linde AG and EUREX Frankfurt AG
Member of the Stora Enso Audit Committee

(7) **Marcus Wallenberg**
Born 1956. B.Sc. (Foreign Service)
President and CEO of Investor AB, Vice Chairman of the Board of Ericsson and Saab; Member of the Board of Astra AB, AstraZeneca, Scania AB, Skandinaviska Enskilda Banken, SAS Assembly of Representatives and the Knut and Alice Wallenberg Foundation
Member of the Stora Enso Audit Committee

(8) **Claes Dahlbäck**
Chairman
Born 1947. M.Sc. (Ec.), Dr. (h.c.)
Chairman of Investor AB
Chairman of the Board of Vin & Sprit, Gambro, EQT, IBX and imGO; Vice Chairman of the Board of Skandinaviska Enskilda Banken; Member of the Board of Findus
Member of the Stora Enso Compensation Committee

(9) **Björn Hägglund**
Deputy Chief Executive Officer
Born 1945. Dr. (For.)
Chairman of the Federation of Swedish Forest Industries; Member of the Board of the Confederation of Swedish Enterprise, the Confederation of European Paper Industries and the Swedish University of Agricultural Sciences

(10) **Ilkka Niemi**
Born 1946. M.Sc. (Econ.)
Chairman of the Board of Motiva Oy
Independent consultant

(11) **Paavo Pitkänen**
Born 1942. M.Sc. (Math.)
President and CEO of Varma-Sampo Mutual Pension Insurance Company
Member of the Board of Partek, Sampo plc and Wärtsilä; Vice Chairman of the Supervisory Board of Alma Media; Member of the Board of several other companies
Member of the Stora Enso Audit Committee

Information on ownership of shares and options/synthetic options is given on page 72, Note 23 of the Financials 2001.

Management Group

The Executive Management Group



Jukka Härmälä
Chief Executive Officer
Born 1946. Employed by Enso 1970–84
Rejoined the Company 1988

Björn Hägglund
Deputy Chief Executive Officer
Born 1945. Joined the Company 1991
Chairman of the Stora Enso Environmental Committee and R&D Committee

Lars Bengtsson
Senior Executive Vice President, Newsprint
Born 1945. Joined the Company 1986
Member of the Stora Enso R&D Committee

Jussi Huttunen
Senior Executive Vice President, Fine Paper
Born 1954. Joined the Company 1979
Member of the Stora Enso R&D Committee

Kai Korhonen
Senior Executive Vice President, Stora Enso North America
Country Manager North America
Born 1951. Joined the Company 1977
Member of the Stora Enso R&D Committee

Pekka Laaksonen
Senior Executive Vice President, Packaging Boards
Country Manager Finland
Born 1956. Joined the Company 1979

Esko Mäkeläinen
Senior Executive Vice President and CFO,
Finance, Accounting and Legal Affairs
Born 1946. Joined the Company 1970

Arno Pelkonen
Senior Executive Vice President, Timber Products
Born 1954. Joined the Company 1984

Bernd Rettig
Senior Executive Vice President, Magazine Paper
Born 1956. Joined the Company 1982
Member of the Stora Enso R&D Committee

Yngve Stade
Senior Executive Vice President
Corporate Support and Northern European Forest Units
Country Manager Sweden
Born 1947. Joined the Company 1994
Member of the Stora Enso Investment Committee, Environmental Committee and R&D Committee

From left to right: Jussi Huttunen, Arno Pelkonen, Pekka Laaksonen, Jukka Härmälä, Bernd Rettig, Björn Hägglund, Yngve Stade, Esko Mäkeläinen, Lars Bengtsson, Kai Korhonen



Magnus Diesen
Executive Vice President, Corporate Strategy
Investments and Business Planning
Born 1944. Joined the Company 1988
Chairman of the Stora Enso Investment Committee, member of the Environmental Committee and R&D Committee

Nils Grafström
Executive Vice President
Market Services and Information Technology
Born 1947. Employed by Stora 1980–97
Rejoined the Company 2001

Walter Haberland
Senior Vice President, Information Technology
Born 1946. Joined the Company 1995

Seppo Hietanen
Executive Vice President, Asia Pacific
Born 1945. Joined the Company 1976

Sven von Holst
**Senior Vice President, Corporate Marketing and Sales*
Born 1948. Joined the Company 1995

*Until 28 February 2002

Jyrki Kurkinen
Senior Vice President, Legal Affairs
Born 1948. Joined the Company 1979

Eberhard Potempa
Senior Vice President, Country Manager Germany
Born 1953. Joined the Company 1976

Sven Rosman
Executive Vice President, Merchants
Born 1945. Joined the Company 1991

Ronald E. Swanson
Senior Vice President, Stora Enso North America
Born 1949. Joined the Company 1989

Kari Vainio
Executive Vice President
Communications and Investor Relations
Born 1946. Joined the Company 1985
Member of the Stora Enso Environmental Committee

Christer Ågren
Executive Vice President, Human Resources and TQM
Born 1954. Joined the Company 1993

From left to right: Ronald E. Swanson, Sven von Holst, Nils Grafström, Sven Rosman, Christer Ågren, Jyrki Kurkinen, Magnus Diesen, Seppo Hietanen, *Walter Haberland, Kari Vainio, Eberhard Potempa*

Information on Management Group ownership of shares and options/synthetic options is given on page 73, Note 23 of the Financials 2001.

Group structure



Jukka Härmälä
CEO
Björn Hägglund
Deputy CEO
Yngve Stade
Christer Ågren
Esko Mäkeläinen, CFO
Nils Grafström
Magnus Diesen
Kari Vainio
Bernd Rettig
Lars Bengtsson
Jussi Huttunen
Pekka Laaksonen
Kai Korhonen
Arno Pelkonen
Sven Rosman
Seppo Hietanen

Group world-wide presence


Magazine paper
Newsprint
Fine paper
Packaging boards
Timber
Pulp in bales

Sales Companies
Argentina, Buenos Aires
Australia, Melbourne
Australia, Sydney
Austria, Brand
Austria, Vienna
Belgium, Machelen
Brazil, São Paulo
Canada, Montreal
Canada, Toronto
Chile, Santiago de Chile
China, Beijing
China, Hong Kong
China, Shanghai
Czech Republic, Prague
Denmark, Copenhagen
Denmark, Ribe
Finland, Helsinki
France, Croissy-sur-Seine
France, La Rochelle
France, Paris
Germany, Düsseldorf
Germany, Hamburg
Greece, Athens
Hungary, Budapest
India, New Delhi
Indonesia, Jakarta
Ireland, Dublin
Italy, Milan
Japan, Osaka
Korea, Seoul
Malaysia, Kuala Lumpur
Netherlands, Amsterdam
Norway, Oslo
Poland, Warsaw
Portugal, Estoril
Portugal, Matosinhos
Russia, Moscow
Russia, St. Petersburg
Singapore, Singapore
South Africa, Cape Town
Spain, Barcelona
Spain, Madrid
Sweden, Falun
Sweden, Stockholm
Switzerland, Zürich
United Arab Emirates, Dubai
U.K., Nottingham
U.K., Orpington
U.K., Wilmslow
U.S.A., Atlanta, GA
U.S.A., Cincinnati, OH
U.S.A., Cleveland, OH
U.S.A., Dallas, TX
U.S.A., Denver, CO
U.S.A., Des Plaines, IL
U.S.A., Detroit, MI
U.S.A., Jacksonville, FL
U.S.A., Kansas City, KS
U.S.A., Los Angeles, CA
U.S.A., Miami, FL
U.S.A., Minneapolis, MN
U.S.A., New York, NY
U.S.A., Philadelphia, PA
U.S.A., Portland, OR
U.S.A., San Francisco, CA
U.S.A., Stamford, CT
U.S.A., Washington, DC

Merchants
Belgium, Brussels
Denmark, Taastrup
Estonia, Tallinn
Finland, Vantaa
France, Wissous Cedex
Hungary, Budapest
Latvia, Riga
Lithuania, Vilnius
Netherlands, Ad Culemborg
Norway, Oslo
Poland, Warsaw
Sweden, Mölndal
U.K., Waltham Cross

Shares and shareholders

General

Stora Enso shares are divided between series A and series R shares. All shares carry equal rights to dividend. The difference lies in the voting rights. At a Shareholders' Meeting, each A share and each ten R shares carry one vote. However, each shareholder has at least one vote. The counter-value of each share is EUR 1.70. On 31 December 2001 the Company's fully paid-up share capital entered in the Finnish Trade Register was EUR 1 541.5 million and the total number of shares was 906 753 299 and the number of votes 256 521 556.

Share listings

Stora Enso shares are listed on the Helsinki and Stockholm stock exchanges. The R share is also listed on the New York Stock Exchange in ADR form. The shares are quoted in Helsinki in euro (EUR), in Stockholm in Swedish krona (SEK) and euro (EUR) and in New York in US dollar (USD).

Citibank, N.A. acts as depositary bank for the Stora Enso ADR programme. The exchange rate between Stora Enso ADRs and R shares is 1:1, i.e. one ADR represents one Stora Enso R share. The ADR ticker is SEO.

Of the cumulative trading volume in 2001 52% was executed in Helsinki, 45% in Stockholm and 3% on NYSE.

Share price performance and turnover

Helsinki – The Stora Enso R (STERV) share price rose during 2001 by 10% (30% decline in 2000). The year high was EUR 15.67 and year low EUR 10.12. During the same period the HEX general index fell by 32%, the Helsinki portfolio index by 22% and the HEX forest index rose by 6%.

Stockholm – The Stora Enso R (STE R) share price rose during 2001 by 19% (26% decline in 2000). The year high was SEK 146.50 and year low SEK 90.50. During the same period the Stockholmsbörsen All-Share index fell by 16% and the SX-15 Materials index rose by 27%.

New York – On the NYSE the Stora Enso ADR (SEO) share price rose during 2001 by 4% (31% increase in 2000). The year high was USD 13.75 and year low USD 9.15. During the same period the Standard & Poor's Paper index rose by 0.8%.

The volume-weighted average price of the R share over the year was EUR 12.57 in Helsinki, SEK 115.61 in Stockholm and USD 10.95 in New York.

The cumulative trading volume of the R share in Helsinki was 548 547 206 shares, in Stockholm 473 528 361 shares and in New York 29 751 700 shares.

Total market capitalisation in Helsinki at the year-end was EUR 13 billion.

Monthly share price performance and volumes on Helsinki Stock Exchange (1995 – 2001)

Series A


Number of shares, million
Share price (EUR)
14
12
10
8
6
4
2
18
16
14
12
10
8
6
4
2
Volume
Monthly average share price

Series R


Number of shares, million
Share price (EUR)
70
60
50
40
30
20
10
18
16
14
12
10
8
6
4
2
Volume
Monthly average share price

Shareholders

In June 2001 Investor AB, a Swedish investment company and a major shareholder, sold its total shareholding in Stora Enso to the Knut and Alice Wallenberg and Marianne and Marcus Wallenberg Foundations. Subsequent to the transaction the Finnish State is the largest single shareholder in the Company. However, since June 1998 the Finnish State has not been required to own Stora Enso shares.

When shareholders with holdings of more than 5% of the shares or votes are excluded, the free float is approximately 648 million shares corresponding to 75% of the total number of shares issued.

At the close of 2001, the Company had approximately 70 000 registered shareholders, of which about 45 000 were Swedish shareholders and about 3 000 ADR-holders. Each nominee register is entered in the share register as one shareholder. Approximately 649 million (72%) of the Company's shares were registered in the name of a nominee.

Major shareholders as of 31 Dec 2001

By voting power		% of shares	% of votes
1.	Finnish State	15.1	24.8
2.	Knut and Alice Wallenberg Foundation	6.4	22.8
3.	Social Insurance Institution of Finland	3.0	9.4
4.	Varma-Sampo Mutual Pension Insurance Company	1.0	3.5
5.	Sampo Group	0.8	2.8
	Sampo Life Insurance Company Limited		
	If Industrial Insurance Ltd		
	If P&C Insurance Company Ltd		
6.	Marianne and Marcus Wallenberg Foundation	0.5	1.9
7.	Ilmarinen Mutual Pension Insurance Company	1.1	1.6
8.	Suomi Group	0.5	1.3
	Suomi Mutual Life Assurance Company		
	Suomi Insurance Company		
9.	Erik Johan Ljungberg's Training Fund	0.7	0.9
10.	Robur	2.2	0.8
	Total	31.3	69.8

Ownership distribution, % of shares held as of 31 Dec 2001



- Finnish institutions................. 11.9%
- Finnish state..................... 15.1%
- Finnish private shareholders........... 1.4%
- Swedish institutions................ 19.5%
- Swedish private shareholders.......... 3.8%
- ADR holders..................... 13.0%
- Under nominee names (Non-Finnish/Swedish owners)....... 35.3%

Authorisations for 2001

The Annual General Meeting on 20 March 2001 authorised the Board of Directors to repurchase and dispose of not more than 9 679 000 A shares and not more than 35 586 000 R shares in the Company. The number of shares repurchased may not exceed 5% of the votes or the share capital. The authorisation is valid up to and including 19 March 2002.

Repurchases were started on 28 March 2001. By 2 January 2002, 799 400 A shares and 9 975 000 R shares had been repurchased, representing 8% and 28% of the target amounts respectively. The average price paid for the A shares was EUR 12.06 and for the R shares EUR 11.63.

The Board of Directors currently has no authorisation to issue shares, convertible bonds or bonds with warrants.

Option/synthetic option programmes

Option/synthetic option programmes – Stora Enso has three option/synthetic option programmes for key personnel. The years of issuance for the options/synthetic options are 1999, 2000 and 2001. Depending on local circumstances, holders will receive either cash compensation or an option to purchase shares already issued (not new shares).

Bonds with warrants – The option programme for management comprises bonds with warrants issued in 1997 to members of the senior management. One warrant entitles the holder to subscribe for 3 000 new R shares.

Stora Enso North America option programme – Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers' share option plans into share option plans of Stora Enso. The options entitle the holder to either cash compensation or an option to subscribe for shares already issued (not new shares). Detailed descriptions of the option/synthetic options programmes may be found on pages 71-73 in the Financials 2001.

Programme	Type	Year of issue	Number of staff	Strike price	Maximum no. of shares	Exercise period
2001	Synthetic	2001	500	EUR 11.70	4 800 000	1 Apr 2004–31 Mar 2008
2000	Synthetic	2000	200	EUR 12.25	2 800 000	1 Apr 2003–31 Mar 2007
1999	Synthetic	1999	200	EUR 11.75	2 750 000	15 Jul 2002–15 Jul 2005
1997	Bonds with warrants	1997	15	FIM 45.57 (EUR 7.66)	3 000 000	1 Dec 1998–31 Mar 2004
North America	Stock options	2000	839	USD 6.9687 (EUR 7.91)	5 680 000	11 Sep 2000–4 Feb 2010

Stora Enso dividend reinvestment and direct purchase plan

A dividend reinvestment and direct purchase plan for Stora Enso ADRs was established in January 2002 and is administered by Citibank, N.A. The plan makes it easier for existing ADR-holders and first-time purchasers of Stora Enso ADRs to increase their investment by reinvesting cash dividends or by making additional cash investments. The plan is intended only for US residents and constitutes a means for Stora Enso to expand its retail shareholder base in the US.

Change in share capital 1999 – 2001

	No. of A shares issued	No. of R shares issued	Total no. of shares	Share capital FIM million	Share capital EUR million
Stora Enso Oyj, 1 Jan 1999	243 394 655	516 185 034	759 579 689	7 595.8	
Conversion of A shares into R shares	-34 443 467	34 443 467	-		
Subscription of new R shares		30 000	30 000		
Stora Enso Oyj, 31 Dec 1999	208 951 188	550 658 501	759 609 689	7 596.1	
Subscription of new R shares		246 000	246 000		
Conversion of share capital into euro denomination					1 291.8
Share issue (Consolidated Papers, Inc.), new R shares in ADR form		167 367 577	167 367 577		
Conversion of A shares into R shares	-14 454 732	14 454 732	-		
Stora Enso Oyj, 31 Dec 2000	194 496 456	732 726 810	927 223 266		1 576.3
Cancellation of repurchased shares	-910 600	-22 260 100	-23 170 700		
Conversion of A shares into R shares	-9 312 271	9 312 271	-		
Subscription of new R shares		2 700 733	2 700 733		
Stora Enso Oyj, 31 Dec 2001	184 273 585	722 479 714	906 753 299		1 541.5
Subscription of new R shares		1 158 000	1 158 000		
Stora Enso Oyj, 10 Jan 2002	184 273 585	723 637 714	907 911 299		1 543.5

Key share ratios (for calculations see Financials 2001 page 97)

According to Helsinki Stock Exchange	1997	1998	1999	2000	2001
Earnings/share, EUR*	0.53	0.24	0.98	1.77	1.03
Earnings/share, excluding non-recurring items, EUR*	0.58	0.59	0.89	1.32	0.94
Cash earnings/share, EUR*	1.63	1.79	2.18	3.16	2.43
excluding non-recurring items, EUR*	1.65	1.80	2.09	2.61	2.34
Equity/share, EUR*	7.28	6.94	7.84	9.41	10.03
Dividend/share, EUR*	0.33	0.35	0.40	0.45	0.45**
Payout ratio, excluding non-recurring items, %*	57	59	45	34	48
Dividend yield, %*					
Series A	4.6	4.6	2.3	3.5	3.2
Series R	4.6	4.6	2.3	3.6	3.1
Price/earnings ratio (P/E)*					
Series A	13.4	31.1	17.9	7.3	15.1
Series R	13.3	31.5	17.6	7.1	15.3
Total market capitalisation at year-end, EUR million***	2 214	5 801	13 209	11 733	13 006
Average number of shares (thousands)					
basic*	759 574	759 574	759 580	812 040	901 506
diluted*	759 691	759 822	759 628	813 488	902 297
Number of shares outstanding	311 091	759 580	759 610	910 598	895 995

*Proforma STORA and Enso figures for years 1997–1998. **Board of Director's proposal to the AGM. ***Figures based on market information are calculated from Enso Oyj's figures before 29 December 1998.

Equity per share, EUR



10
9
8
7
6
5
4
3
2
97
98
99
00
01

Distributed dividend, EUR million



450
400
350
300
250
200
150
100
50
97
98
99
00
01

Capital structure, EUR million



16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
97
98
99
00
01

○ Equity
○ Minority items
Net interest-bearing liabilities

Earnings and dividend per share, EUR



1.4
1.2
1.0
0.8
0.6
0.4
0.2
97
98
99
00
01

Earnings per share, excluding non-recurring items
○ Dividend per share

Detailed information may be found on pages 18 – 25 of the Financials 2001 and updated information on the Company's website www.storaenso.com/investors.

Information to shareholders

Annual General Meeting

The Annual General Meeting (AGM) of Stora Enso Oyj will be held at 4 p.m. (Finnish time) on Tuesday, 19 March 2002 at the Finlandia Hall: Mannerheimintie 13 e, Helsinki, Finland.

Pursuant to Finnish law nominee-registered shareholders wishing to attend and vote at the AGM must, on the record date 8 March 2002, be temporarily registered in the share register of Stora Enso. Instructions for submitting notice of attendance will be given in the convocation to the AGM and on the Company's web pages at www.storaenso.com/investors

Payment of dividend

The Board of Directors proposes to the AGM that a dividend of EUR 0.45 per share be paid for the fiscal year ending 31 December 2001.

Dividends payable on VPC registered shares will be forwarded by VPC and paid in Swedish krona. Dividends payable to ADR holders will be forwarded by Citibank and paid in US dollars.

Until 31 May 2002 shareholders who have not transferred their shares to a book-entry account will receive their dividend when their shares have been transferred.

AGM and dividend calendar for 2002

8 March	Record date for AGM
19 March	AGM
20 March	Ex-dividend date
22 March	Record date for dividend
5 April	Dividend payment effected

Sale of shares registered in Stora Enso's joint book-entry account

Pursuant to a decision of the AGM of the 20 March 2001, shares, which on 1 June 2002 have not been transferred to the Finnish book-entry system, will be sold on behalf of their owners. After the sale shareholders have the right to claim an amount proportional to their shares whereas the right to dividends and other shareholder rights will be lost.

Shareholders who have not yet transferred their shares to the Finnish book-entry system are urged to request such registration by submitting their share certificates or other title documents to a book-entry registrar not later than 31 May 2002.

Main board proposals to the AGM on 19 March 2002

- To reduce the share capital of the Company through the cancellation of repurchased shares.
- To authorise the Board of Directors to repurchase and dispose of own shares. The authorisation would entitle the repurchase of approximately 9 100 000 Series A shares and approximately 35 400 000 Series R shares. The exact numbers will be determined by the AGM.

Financial calendar for 2002

30 January	Financial results for 2001
5 March	Annual and environmental reports
23 April	Interim review for January – March
April	Annual report on Form 20-F
24 July	Interim review for January – June
22 October	Interim review for January – September

Investor relations contacts are:

Maija Harsu	Scott Deitz
Tel. +358 2046 21242	Tel. +1 715 422 1521
Fax +358 2046 21307	Fax +1 715 422 3882
P.O.Box 309	P.O.Box 8050
FIN-00101 Helsinki	Wisconsin Rapids,
Finland	WI 54495-8050, U.S.A.
maija.harsu@storaenso.com	scott.deitz@storaenso.com

Trading codes, lots and currencies

	Helsinki	Stockholm	New York
Series A	STEAV	STE A and STE AE	-
Series R	STERV	STE R and STE RE	-
ADRs	-	-	SEO
Lot	100	200	-
Currency	EUR	SEK and EUR	USD

Reuters	STERV.HE
Bloomberg	STERV FH EQUITY

German stock market quotations (Freiverkehr)

	Symbol	CUSIP number	Place of listing
Series A	ENUA	870 734	Berlin, Munich
Series R	ENUR	871 004	Berlin, Frankfurt,
			Stuttgart, Munich

Updated information on www.storaenso.com/investors

Graphic design and concept: Incognito Design, Helsinki • Photo: Tuomo Manninen and Studio Sami Luukkanen, Helsinki • Print: Libris, Helsinki • Cover stock: Stora Enso LumiSilk 250 g/m²,
Stora Enso Oulu Mill (ISO 14001-certified and EMAS-registered FIN-S-00021) • Text stock: Stora Enso LumiSilk 130 g/m², Stora Enso Oulu Mill (ISO 14001-certified and EMAS-registered FIN-S-00021)

Stora Enso Oyj
P.O. Box 309
FIN-00101 Helsinki, Finland
Calling address: Kanavaranta 1
Tel. +358 2046 131
Fax +358 2046 21471

Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
Calling address: World Trade Center,
Klarabergsviadukten 70
Tel. +46 8 613 66 00
Fax +46 8 10 60 20

Stora Enso International Office
9, South Street
GB-London W1K 2XA, U.K.
Tel. +44 20 8432 1500
Fax +44 20 8432 1600

www.storaenso.com
corporate.communications@storaenso.com

SEO
LISTED
NYSE



StoraEnso

FINANCIALS 2001



Contents

Company Presentation . . . 1

Financial Review . . . 2

Shares and Shareholders . . . 18

Report on Operations by the Board of Directors . . . 26

Consolidated Income Statement . . . 30

Consolidated Balance Sheet . . . 31

Statement of Changes in Shareholders' Equity . . . 32

Consolidated Cash Flow Statement . . . 33

Notes to the Consolidated Financial Statements . . . 35

Parent Company Income Statement . . . 74

Parent Company Cash Flow Statement . . . 75

Parent Company Balance Sheet . . . 76

Notes to the Parent Company Financial Statements . . . 77

Proposal for the Distribution of Dividend . . . 82

Auditors' Report . . . 83

Board of Directors . . . 84

Management Group . . . 85

Corporate Governance . . . 86

Calculation of Key Figures . . . 97

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Company Presentation

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

Magazine paper

Products: Uncoated super-calendered (SC), uncoated machine-finished (MF) papers, light-weight coated (LWC), medium-weight coated (MWC), heavy-weight coated (HWC), machine-finished coated (MFC) papers and wallpaper. Used for magazines, printed advertising material, catalogues and direct marketing.

Market position:

- world's second-largest producer of magazine paper, second-largest producer in Europe
- market share 21% in Europe and 17% globally
- main markets Europe (55% of sales) and North America (43% of sales)
- annual production capacity 4.6 million tonnes

Newsprint

Products: Standard newsprint and newsprint specialities such as improved newsprint, directory papers and book papers. Used for newspapers, newspaper supplements, advertising leaflets, telephone directories, hardback and pocket books.

Market position:

- world's fourth-largest producer of newsprint and newsprint specialities, largest producer in Europe
- market share 24% in Europe and 7% globally
- main markets Europe (88% of sales) and North America (6% of sales)
- annual production capacity 3.3 million tonnes

Fine paper

Products: Graphic papers (coated fine paper) and office papers (uncoated fine paper). Used for document printing, commercial printing and high-quality books.

Market position:

- world's second-largest producer of graphic papers, third-largest producer in Europe; world's sixth-largest producer of office papers, second-largest producer in Europe
- graphic paper market share 12% in Europe and 10% globally; office paper market share 14% in Europe and 3% globally
- main markets Europe (54% of sales), North America (30% of sales)
- annual production capacity 3.8 million tonnes

Packaging boards

Products: Liquid packaging boards, cupstock, cartonboards, containerboards (corrugated raw materials), corrugated packaging, coreboards, cores, laminating papers, technical papers, flexible packaging and label papers.

Market position:

- one of the world's leading producers of consumer packaging boards and specialty papers
- main markets Europe (77% of sales), Asia (7% of sales) and North America (4% of sales)
- annual production capacity 3.5 million tonnes of packaging boards and papers, 315 000 tonnes of corrugated packaging and 175 000 tonnes of cores

Timber products

Products: Sawn timber and further-processed products. Used by the construction, joinery and furniture industries.

Market position:

- world's third-largest producer of sawn softwood, largest producer in Europe
- main markets Europe (61% of sales), Asia (23% of sales) and North America (6% of sales)
- sawn timber annual production capacity 5.8 million m^3, further-processing capacity 2.2 million m^3

Financial Review

Value Creation

In order to improve profitability, cash flow and capital structure, Stora Enso has set clear operational performance and financial targets which focus management on the business, thereby creating value for shareholders.

Weighted Average Cost of Capital ("WACC")

WACC represents the aggregate cost of debt and equity. The cost of debt for Stora Enso´s current loan portfolio approximates 6%. The cost of equity represents a risk-free long-term interest rate of 5% with an added risk premium of 4%, giving an aggregate cost after tax of 9%. Assuming an average tax rate of 35%, the pretax cost of equity is approximately 14% and, with a debt/equity ratio of 0.8, the WACC before tax is around 10%, being the figure applicable to the ROCE calculations; for discounted cash flow purposes, the corresponding WACC is about 7%.

Return On Capital Employed ("ROCE")

One of the key Group targets is a ROCE of 13% over the economic cycle. ROCE is defined as operating profit, excluding non-recurring items, divided by average capital employed. The ROCE is compared to the WACC and therefore Stora Enso creates value for its shareholders when ROCE exceeds WACC.

The value created by product area is shown below, where the WACC based on average operating capital is deducted from the operating profit, excluding non-recurring items, to give the value created. The same WACC is applied to all product areas except for Forest, which has a lower risk factor at operating level with a resulting WACC of 8%.

Operating Profit and Value Creation by Product Area

	Operating Profit			Value Creation		
	Year Ended 31 December			Year Ended 31 December		
EUR million	1999	2000	2001	1999	2000	2001
Magazine paper	328.4	399.4	346.9	120.5	141.9	4.7
Newsprint	306.4	268.3	508.8	164.9	133.8	386.0
Fine paper	238.7	688.8	394.5	-32.7	350.1	-38.9
Packaging boards	237.9	441.3	346.2	-33.7	154.7	76.0
Timber	43.5	73.3	12.6	8.0	34.0	-27.9
Merchants	4.1	9.9	-7.2	-14.4	-11.2	-28.6
Forest	132.3	115.3	88.1	22.2	6.8	-14.5
Other	-23.1	-35.1	-43.2	-	-	-
Continuing operations total	1 268.2	1 961.2	1 646.7	164.5	739.5	238.8
Goodwill amortisation	-61.9	-88,3	-151.5	-	-	-
Discontinued operations, energy	90.3	52.7	-	-	-	-
Group Total, excl. non-recurring items	**1 296.6**	**1 925.6**	**1 495.2**	**197.7**	**778.5**	**107.1**

Market

Paper and other forest products are produced globally and used throughout the world; the table below shows total consumption of paper and board per main market area. Gross Domestic Product rates have traditionally been a leading indicator for increases in paper and board consumption, though population growth and urbanisation are key elements affecting future consumption in various locations. The ongoing restructuring in both the supplier chain and customer base also influences the market, triggering a need for cost competitiveness and a higher level of service.

Consumption of Paper and Board

Tonnes, million	Western Europe	North America	Latin America	Africa	Asia (incl. Oceania)
Newsprint	9.6	12.1	1.8	0.5	11.0
Super-calendered paper	3.2	2.5	0.1	0.1	0.3
Coated magazine paper	6.1	5.2	0.4	0.1	2.3
Coated fine paper	6.3	4.7	0.7	0.2	6.8
Uncoated fine paper	7.1*	12.0	2.6	0.9	15.7
Containerboards	20.4	32.2	6.8	1.4	29.0
Cartonboards	6.2	10.8	1.8	0.5	10.6

* Bulk grades only

Source: Stora Enso Business Intelligence

Deliveries

The slowdown in demand that had already started by the fourth quarter of 2000 continued throughout 2001. Deliveries of paper and board decreased by 1%. Lower orders, due to the economic slowdown, were matched by production curtailments to avoid excessive inventories; total curtailments were 1 540 000 tonnes, equal to 10% of total capacity. Timber product deliveries remained at the previous year's level.

The table below sets out Group deliveries, but to achieve compatibility between the years, the following adjustments for Consolidated Papers pre-acquisition deliveries should be added to the figures shown for 2000; an increase of 797 000 tonnes in magazine paper, 492 000 tonnes in fine paper and 20 000 tonnes in packaging boards.

Deliveries by Product Area

Tonnes, 000's	Year Ended 31 December 1999	2000	2001	Change %	Production Curtailments
Magazine paper	2 756	3 269	3 871	+18	560
Newsprint	3 122	3 134	3 031	-3	130
Fine paper	2 912	3 151	3 191	+1	670
Packaging boards	3 196	3 417	2 765	-19	180
Divested paper units	10	-	-	-	-
Total Paper and Board Deliveries	**11 996**	**12 971**	**12 858**	**-1**	**1 540**
Timber, 000's cubic metres	4 637	4 880	4 860	-	
Corrugated board, million square metres	355	404	434	+7	

Stora Enso´s marketing is global though the home market is Europe, which accounts for 69% (76%) of sales; the North American market represents 20% (12%) and Asia Pacific 7% (8%).

Sales by Country

EUR million	Year Ended 31 December 1999	2000	2001
Germany	1 825.7	1 987.4	1 840.3
U.K.	1 321.7	1 446.4	1 324.8
France	974.0	1 035.4	1 007.0
Sweden	810.5	1 052.3	1 026.6
Finland	730.2	821.8	776.0
Netherlands	538.8	610.1	581.9
Italy	450.7	520.6	403.2
Spain	440.0	495.9	445.5
Belgium	349.4	366.8	345.1
Denmark	286.8	319.8	307.6
Other EU	423.0	495.5	482.2
Total EU	**8 150.8**	**9 152.0**	**8 540.2**
Other Europe	635.3	788.5	813.2
North America	607.4	1 512.7	2 639.1
Asia Pacific	773.6	1 023.9	954.3
Others	468.6	539.9	562.0
Total	**10 635.7**	**13 017.0**	**13 508.8**

Financial Result (Excluding non-recurring items)
Sales for the year rose to EUR 13 508.8 (EUR 13 017.0) million, up EUR 491.8 million or 3.8% on the previous year; the figures for 2000 include EUR 317.2 million from the divested Gruvön Mill whereas the acquisition of Consolidated Papers results in a net increase of EUR 1 375.3 million over 2000. The adjusted overall decrease was mainly attributable to lower volumes in magazine and fine papers.

Operating profit was EUR 1 495.2 (EUR 1 925.6) million, representing 11.1% (14.8%) of sales, a decrease of 22.4% on the previous year largely due to lower sales volumes and prices, as well as higher depreciation.

Magazine paper
Operating profit was EUR 346.9 (EUR 399.4) million, a decrease of EUR 52.5 million or 13% on 2000 resulting from lower volumes, mainly in coated papers. Curtailments necessitated by lower order volumes caused lower productivity and higher relative costs.

Newsprint
Operating profit was EUR 508.8 (EUR 268.3) million, an increase of EUR 240.5 million or 90% mainly attributable to higher sales prices and somewhat lower recycled paper prices.

Fine paper
Operating profit was EUR 394.5 (EUR 688.8) million, a decrease of EUR 294.3 million or 43% mainly related to both lower sales prices and market-related curtailments.

Packaging boards
Operating profit was EUR 346.2 (EUR 441.3) million, a decrease of EUR 95.1 million or 22% due to lower sales volumes and higher fixed costs only partially offset by higher sales prices. Curtailments during the year and rebuilds at the end of the year adversely affected the results.

Timber
Operating profit was EUR 12.6 (EUR 73.3) million, a decrease of EUR 60.7 million or 83% primarily due to lower sales prices.

Merchants
The operating result was EUR –7.2 (EUR 9.9) million, a decrease of EUR 17.1 million or 173% as a result of lower volumes and sales prices, combined with a weak performance in the UK.

Forest
Operating profit was EUR 88.1 (EUR 115.3) million, a decrease of EUR 27.2 million or 24% primarily due to lower volumes caused by paper mill curtailments and the effect of the lower Swedish krona.

Other

Operating losses amounted to EUR 43.2 (EUR 35.1) million, a decrease of EUR 8.1 million or 23%.

Based on average rates for the year, a strengthening US dollar was offset by a weaker UK pound and Swedish krona, thus the net effect on sales was negative EUR 15 million. The corresponding estimated currency effect on operating profit, mainly due to Swedish krona-based costs and depreciation, was a positive EUR 60 million, equal to EUR 0.05 per share.

Sales, operating profit (EBIT) and return on operating capital (ROOC) per product area, excluding non-recurring items, are shown in the table below, with a specification by quarter shown on pages 15-16.

Sales and Operating Profit by Product Area

	Sales			Operating Profit			Return on Operating Capital % *		
EUR million	**1999**	**2000**	**2001**	**1999**	**2000**	**2001**	**1999**	**2000**	**2001**
Magazine paper	2 156.5	2 818.8	3 449.0	328.4	399.4	346.9	15.8	15.5	10.1
Newsprint	1 641.8	1 766.7	1 933.9	306.4	268.3	508.8	21.7	19.9	41.4
Fine paper	2 493.8	3 473.2	3 617.5	238.7	688.8	394.5	8.8	20.3	9.1
Packaging boards	2 541.5	2 975.0	2 724.0	237.9	441.3	346.2	8.8	15.4	12.8
Timber	1 140.0	1 242.1	1 180.5	43.5	73.3	12.6	12.2	18.6	3.1
Merchants	787.2	890.6	840.3	4.1	9.9	-7.2	2.2	4.7	-3.4
Forest	1 630.3	1 877.4	1 825.6	132.3	115.3	88.1	9.6	8.5	6.9
Other	-1 880.7	-2 066.5	-2 062.0	-23.1	-35.1	-43.2	-	-	-
Continuing Operations Total	**10 510.4**	**12 977.3**	**13 508.8**	**1 268.2**	**1 961.2**	**1 646.7**	-	-	-
Divested paper units	24.7	-	-	-1.6	-	-	-	-	-
Discontinued, Energy	228.0	70.3	-	91.9	52.7	-	-	-	-
Internal sales, Energy	-127.4	-30.6	-	-	-	-	-	-	-
Goodwill amortisation	-	-	-	-61.9	-88.3	-151.5	-	-	-
Total excl. Non-Recurring Items	10 635.7	13 017.0	13 508.8	1 296.6	1 925.6	1 495.2	12.1	16.8	10.8
Non-recurring items	-	-	-	103.0	445.7	-8.3	-	-	-
Total	**10 635.7**	**13 017.0**	**13 508.8**	**1 399.6**	**2 371.3**	**1 486.9**	**13.1**	**20.7**	**10.7**

*) Group figures represent return on capital employed

Sales by Product Area



- Magazine paper 22%
- Newsprint 12%
- Fine paper 23%
- Packaging boards 17%
- Timber 8%
- Other 18%

Operating Profit by Product Area



- Magazine paper 21%
- Newsprint 30%
- Fine paper 23%
- Packaging boards 20%
- Timber 1%
- Other 5%

Operating Capital by Product Area



- Magazine paper 27%
- Newsprint 8%
- Fine paper 32%
- Packaging boards 17%
- Timber 3%
- Other 13%

EUR million	Year Ended 31 December 1999	2000	2001	Change %	Per Share, EUR 2001
Sales	10 635.7	13 017.0	13 508.8	3.8	14.98
EBITDA* excl. non-recurring items	2 237.7	2 970.2	2 762.8	-7.0	3.06
Operating profit excl. non-recurring items	1 296.6	1 925.6	1 495.2	-22.4	1.66
Non-recurring items	103.0	445.7	-8.3	-	-0.01
Operating Profit	1 399.6	2 371.3	1 486.9	-37.3	1.65
Share of profits in Associated Companies	9.7	20.6	79.6	-	0.09
Financial net	-266.6	-292.9	-343.5	-	-0.38
Profit Before Tax and Minority Interests	1 142.7	2 099.0	1 223.0	-41.7	1.36
Tax	-391.8	-650.3	-386.2	-	-0.43
Non-recurring tax items	-	-	86.6	-	0.10
Minority items	-4.5	-13.7	2.9	-	-
Net Profit for the Period	746.4	1 435.0	926.3	-35.4	1.03

*Earnings Before Interest, Taxes, Depreciation and Amortisation

Sales and Operating profit
EUR million %


18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
18
16
14
12
10
8
6
4
2
97
98
99
00
01

Sales
Operating profit as % of sales
Operating profit excl. non-recurring items, as % of sales

Operating Profit
EUR million


2 500
2 000
1 500
1 000
500
97
98
99
00
01

Excluding non-recurring items

Profit before Tax and Minority Interests
EUR million %


2 500
2 000
1 500
1 000
500
25
20
15
10
5
97
98
99
00
01

Profit before tax and minority interests, as % of sales
Excluding non-recurring items

Profit for the Period
EUR million


1 600
1 400
1 200
1 000
800
600
400
200
97
98
99
00
01

Return on Capital Employed (ROCE)
%


18
15
12
9
6
3
97
98
99
00
01

Excluding non-recurring items

Return on Equity (ROE)
%


20
16
12
8
4
97
98
99
00
01

Depreciation and goodwill amortisation totalled EUR 1 267.6 (EUR 1 129.4) million. The Consolidated Papers, Inc. acquisition increased these costs by EUR 416.0 million in a full year, or by EUR 285.0 million over the previous year, of which EUR 95.5 million and EUR 64.7 million respectively related to goodwill amortisation. The increased depreciation was partly offset by the divestment of Gruvön Mill.

The share of results in associated companies amounted to EUR 79.6 (EUR 20.6) million, or EUR 0.09 per share, of which EUR 56.9 million related to Billerud AB and EUR 15.2 million to Sunila Oy.

Profit before tax and minority interests was EUR 1 223.0 (EUR 2 099.0) million. Net interest paid for the year was EUR 333.1 million, being 5.9% of interest-bearing net liabilities and EUR 27.9 million more than for the previous year. Foreign exchange losses of EUR 58.5 million were allocated to the period, dividend income was EUR 17.0 million and other financial net income EUR 31.1 million.

Net profit was EUR 926.3 (EUR 1 435.0) million, EUR 1.03 (EUR 1.77) per share. Taxes amounted to EUR 299.6 (EUR 650.3) million, net of a one-time adjustment of EUR 86.6 million due to the corporate restructuring in Germany, giving a revised tax rate of 31.6% (31.0%).

Return on capital employed was 10.8% (16.8%) excluding non-recurring items. Capital employed was EUR 13 859.1 million at 31 December, a net decrease of EUR 43.8 million for the year.

Change in EPS
EUR


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
1.32
-0.06
0.18
-0,25
-0.07
-0.05
-0.13
0.94
1.
2.
3.
4.
5.
6.
7.
8.

1. EPS 2000 2. Magazine Paper 3. Newsprint 4. Fine Paper 5. Packaging Boards 6. Timber 7. Other 8. EPS 2001

Change in Operating Profit
EUR million


2 400
2 000
1 600
1 200
800
400
1 925.6
-82.7
241.3
-325.8
-95.1
-62.5
-105.6
1 495.2
1.
2.
3.
4.
5.
6.
7.
8.

1. Operating Profit 2000 2. Magazine Paper 3. Newsprint 4. Fine Paper 5. Packaging Boards 6. Timber 7. Other 8. Operating Profit 2001

Equity per Share
EUR


10
9
8
7
6
5
4
3
2
1
97
98
99
00
01

Earnings and Dividend per Share
EUR


1.4
1.2
1.0
0.8
0.6
0.4
0.2
97
98
99
00
01

Target is to pay 1/3 of the net profit over the cycle

Earnings per share, excl. non-recurring items

Dividend per share

Cash Earnings per Share
EUR


3.0
2.5
2.0
1.5
1.0
0.5
97
98
99
00
01

Excluding non-recurring items

Financing and Capital Expenditure

The cash flow from operations was EUR 2 757.5 (EUR 2 818.0) million whereas the operating cash flow, being cash flow from operations less investing activities, amounted to EUR 1 849.9 (EUR -1 800.9) million.

At the year-end interest-bearing net liabilities were EUR 4 819.9 million, down EUR 362.8 million compared with 2000; unutilised credit facilities totalled EUR 2.8 billion.

The debt/equity ratio at 31 December was 0.53, compared with 0.59 for 2000, and equity per share was EUR 10.0, compared with EUR 9.4.

Capital expenditure totalled EUR 857.1 (EUR 769.3) million, well in line with the Group policy of not exceeding the annual level of depreciation. The main investments were the new pulping line no. 3 (EUR 134.5 million) and the rebuilding of board machine no. 5 (EUR 11.2 million) in Imatra, Finland, the rebuilding of fine paper machine no. 6 (EUR 56.7 million) in Oulu, Finland, fine paper machine no. 2 (EUR 22.1 million) in Uetersen, Germany, and newsprint paper machine no. 3 (EUR 14.5 million) in Summa, Finland. An asset restructuring programme to increase competitiveness in the newsprint and magazine paper businesses was also initiated. The programme includes a newsprint production line expected to go on stream in June 2003, a biofuel power plant and the rebuilding of paper machine no. 3 in Langerbrugge, Belgium, as well as the shutting-down of paper machine no. 2 at Langerbrugge and no. 1 at Summa.

Debt/equity Ratio


1.2
1.0
0.8
0.6
0.4
0.2
97
98
99
00
01

Target ≤ 0.8

Capital Expenditure and Deprecation
EUR million


%
1 200
12
1 000
10
800
8
600
6
400
4
200
2
97
98
99
00
01
Capital expenditure
Depreciation
Capital expenditure, as % of sales

Change in Interest-bearing Net Liabilities
EUR million


6 000
5 000
4 000
3 000
2 000
1 000
5 182.7
−2 757.7
907.8
941.9
621.4
−221.2
145.0
4 819.9
1.
2.
3.
4.
5.
6.
7.
8.

1. Interest-bearing Net Liabilities 1 Jan 2001 2. Cash-flow from operations 3. Net cash used in investing activities 4. Net cash used in taxes and financing items 5. Net cash used in equity items 6. Structural changes 7. Other changes and translation differences 8. Interest-bearing Net Liabilities 31 Dec 2001

Change in Capital Employed
EUR million


14 000
12 000
10 000
8 000
6 000
4 000
2 000
13 902.9
148.5
−288.5
−410.5
−51.9
406.7
152.0
13 859.1
1.
2.
3.
4.
5.
6.
7.
8.

1. Capital Employed 2000 2. Acquisitions 3. Disposals 4. Capex, net of depreciation 5. Change in working capital 6. Change in tax liabilities 7. Translation difference and other 8. Capital Employed 2001

Capital Structure

EUR million	1999	2000	2001	Per Share, EUR
Fixed assets	11 528.9	15 280.7	14 882.2	16.61
Working capital	1 087.9	1 276.2	1 224.2	1.37
Operating capital	12 616.8	16 556.9	16 106.4	17.98
Net tax liabilities	-1 675.5	-2 654.0	-2 247.3	-2.51
Capital Employed	10 941.3	13 902.9	13 859.1	15.47
Shareholders' equity	5 956.5	8 570.8	8 989.0	10.03
Minority interests	202.0	149.4	50.2	0.06
Interest-bearing net liabilities	4 782.8	5 182.7	4 819.9	5.38
	10 941.3	13 902.9	13 859.1	15.47

Capital Employed

EUR million	Operating Capital		Net Tax Liabilities		Capital Employed	
USA	5 503.9	34.2%	762.6	33.9%	4 741.3	34.2%
Finland	4 522.1	28.0%	474.4	21.1%	4 047.7	29.2%
Sweden	2 799.0	17.4%	818.8	36.4%	1 980.2	14.3%
Germany	1 098.1	6.8%	208.6	9.3%	889.5	6.4%
Canada	613.1	3.8%	-18.6	-0.8%	631.7	4.6%
France	276.0	1.7%	27.8	1.2%	248.2	1.8%
China	252.7	1.6%	-	0.0%	252.7	1.8%
Portugal	229.0	1.4%	-5.0	-0.2%	234.0	1.7%
Austria	170.8	1.1%	9.0	0.4%	161.8	1.2%
Other	641.7	4.0%	-30.3	-1.3%	672.0	4.8%
Total	16 106.4	100%	2 247.3	100%	13 859.1	100%

Cash Flow by Product Area

EUR million	Magazine paper	Newsprint	Fine paper	Packaging boards	Timber	Other	Ongoing Operations
Operating profit (excluding goodwill and non-recurring items)	346.9	508.8	394.5	346.2	12.6	37.7	1 646.7
Depreciation, non-recurring items and adjustments	325.3	127.2	351.8	218.6	35.7	0.8	1 059.4
Change in working capital	44.8	-53.6	80.4	37.5	0.9	-58.6	51.4
Cash Flow from Operations	717.0	582.4	826.7	602.3	49.2	-20.1	2 757.5

Change in Interest-bearing Net Liabilities

EUR million	Ongoing Operations	Structural Changes	Group Cash Flow	Translation Difference	Impact on the BS
Operating profit	1 486.9	-	1 486.9	-	1 486.9
Depreciation, amortisation and adjustments	1 219.2	-	1 219.2	-	1 219.2
Change in working capital	51.4	7.9	59.3	-7.4	51.9
Cash Flow from Operations	2 757.5	7.9	2 765.4	-7.4	2 758.0
Capital expenditure	-857.1	-	-857.1	-	-857.1
Acquisitions	-148.5	-	-148.5	-	-148.5
Disposals	92.6	-	92.6	-	92.6
Other change in fixed assets	5.4	244.3	249.7	-157.4	92.3
Operating Cash Flow	1 849.9	252.2	2 102.1	-164.8	1 937.3
Net financing items (incl. Associated companies)	-263.9	-	-263.9	-	-263.9
Taxes paid	-678.0	-31.0	709.0	2.7	-706.3
Share issue	29.5	-	29.5	-	29.5
Dividends	-407.4	-	-407.4	-	-407.4
Share repurchases	-199.8	-	-199.8	-	-199.8
Other change in equity and minority items	-43.7	-	-43.7	17.1	-26.6
Change in Interest-bearing Net Liabilities	286.6	221.2	507.8	-145.0	362.8

Risk Analysis

Prices for paper and board products have historically been cyclical, reflecting overall economic conditions as well as the development of capacity within the industry; this, combined with the volatility of raw material prices, mainly for wood, pulp and energy, along with exposure to exchange rates, affects the profitability of the forest products industry.

The Group has identified a number of potential risks that could severely impact future profitability and development; these are categorised in three major groups:

Supply and Demand Risk

- Product prices and raw material costs are cyclical and therefore a period of low product prices or high raw material costs affects profitability.
- Reliance on imported wood may oblige the Group to pay higher prices for key raw materials or change manufacturing operations.
- Reliance on outside suppliers for the majority of energy needs leaves the Group susceptible to changes in energy prices as well as shortage of supply.
- Changes in consumer preferences may have an effect on demand for certain products and thus on profitability.
- Exchange rate fluctuations may have a significant impact on financial results.

Investment Risk

- Continued competition in the paper and forest product industry may impact profitability and thus require major capital expenditure.
- Significant capital investments, including future acquisitions, may be necessary to achieve planned growth.
- The growth plan depends in part on achieving successful acquisitions or mergers and failure to do so could have an impact on competitiveness; new acquisitions may also change the risk profile of the Group.
- The value of investments in countries outside Western Europe and North America may be affected by political, economic and legal developments in those countries.

External Structural and Legal Risk

- A few significant shareholders may influence or control the direction of the business.
- Stora Enso may face high compliance and clean-up costs under environmental laws and regulations, which would reduce profit margins and earnings.

In order to achieve a more stable business, it is the policy of the Group to mitigate the impact of risk as discussed later.

Business and Commodity Risk

Group profit is affected by changes in price and volume, though the effect on operating profit depends on the product group in question. The table beside shows the sensitivity of operating profit to a ± 10% change in either price or volume for different product areas.

The price and volume of different cost components also have an impact on profit, the table beside showing the most important items relative to total costs and sales.

The biggest items are personnel costs and the sourcing of logs, pulpwood and recycled fibre; for example, a 1% change in personnel costs is equal to EUR 20 million and 1% on the fibre cost represents EUR 30 million. In order to mitigate these effects on earnings, the Group has started to hedge some of its open commodity and energy exposure.

All financial derivatives used in hedging Group exposure to commodity and energy price risk is accounted for under IAS 39 and, when possible, hedge accounting is applied.

Stora Enso had a positive balance in its pulp trading, the total production of 4.64 million tonnes resulting in net external sales of 52 000 tonnes, after curtailments to match reduced paper mill demand. Taking into account the additional Imatra pulp capacity, which came on stream in April 2001, future pulp balances will show somewhat higher net external sales. More information about resources and supplies is available in the Environment and Resources 2001 report.

Operating Profit: Impact of Changes +/- 10%

EUR million	Price	Volume
Magazine paper	350	160
Newsprint	190	100
Fine paper	360	170
Packaging boards	270	130
Timber	120	20

Make-up of Costs and Sales

Cost Items	% of Costs	% of Sales
Variable		
Transport and sales commission	10	9
Logs, pulpwood and recycled fibre	19	16
Chemicals and fillers	12	11
Energy	7	7
Other	13	12
	61	55
Fixed		
Personnel	19	17
Other	9	8
	28	25
Depreciation and amortisation	11	9
Total costs	100	89

Currency Risk

As an international producer and seller of paper and forest products, Stora Enso is exposed to both transaction and translation risks. Transaction risk is the risk that the earnings could be affected as a result of foreign exchange rate movements. Translation risk is the exposure to the balance sheet of fluctuations in foreign exchance rates.

Translation Risk and Hedges as at 31 December 2001

EUR million	Euro Area	USA	Sweden	Canada	UK	China	Other	Total
Capital employed	5 960	4 741	1 980	632	92	253	203	13 859
Interest-bearing liabilities	212	-3 388	-1 522	30	-13	-229	-585	-5 495
Minority interests	-50	-	-	-	-	-	-	-50
Shares in other companies	381	37	112	-	-	-	145	675
Translation Exposure on Equity	**6 503**	**1 390**	**570**	**662**	**79**	**24**	**-239**	**8 989**
Liabilities hedges*	1 144	-1 144	-	-	-	-	-	-
Other hedges*								
- EUR/USD	374	-374	-	-	-	-	-	-
- EUR/CAD	605	-	-	-605	-	-	-	-
- EUR/GBP	82	-	-	-	-82	-	-	-
Translation Exposure After Hedges	**8 708**	**-128**	**570**	**57**	**-3**	**24**	**-239**	**8 989**

* Long term debt or forward contracts classified as hedges of net investment in foreign assets

In respect of exposure to exchange rate fluctuations on the value of the net assets comprising shareholders' equity, Group policy is to minimise this risk by funding investments in the same currency as the net assets whenever this is possible and economically viable. The Group has therefore hedged exposures in USD, CAD and GBP under the IAS 39 hedge accounting rules for net investment in foreign entity; the table above shows the EUR equivalent amount of these hedges.

Transaction Risk and Hedges as at 31 December 2001

EUR million	EUR	USD	GBP	SEK	CAD	Other	Total
Sales during 2001	6 600	3 500	1 200	1 200	200	800	13 500
Costs during 2001	-5 400	-2 600	-120	-2 200	-300	-100	-10 800
Net Cash Flow	**1 200**	**900**	**1 000**	**-1 000**	**-100**	**700**	**2 700**
Hedges as at 31 December 2001							
- EUR/USD	384	-384	-	-	-	-	-
- EUR/GBP	364	-	-364	-	-	-	-
- EUR/SEK	-385	-	-	385	-	-	-
- EUR/other	83	-	-	-	-	-83	-
- USD/SEK	-	-355	-	355	-	-	-
- GBP/SEK	-	-	-367	367	-	-	-
- SEK/other	-	-	-	57	-	-57	-
- USD/CAD	-	-119	-	-	119	-	-
Net Cash Flow After Hedges	**1 646**	**42**	**269**	**164**	**19**	**560**	**2 700**

The hedging policy of Stora Enso is to hedge a minimum 25% and maximum 75% of the upcoming 12 months net exposure in a specific currency, with a benchmark of 50%, though entities reporting in SEK can deviate from this. From July 2001, the Group has applied hedge accounting under IAS 39 for cash flow related to external sales, however, the remaining hedges that do not fulfil the criteria for hedge accounting have been fair valued with the result entered in financial items at the Balance Sheet date. The table above shows the outstanding derivatives for net cash flow-hedges at the year-end.

Funding and Financing Costs

Stora Enso's funding policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowings should be at least four years and at most seven years. Furthermore, the policy states that the Group must have committed credit facilities to cover all known funding needs, commercial paper borrowings and other uncommitted short-term loans.

In accordance with the funding strategy, the Group is diversifying sources of finance by increasing debt capital market issues, thus allowing the Group to take advantage of the longer maturities available in the corporate bond markets. Under the Swedish Medium - Term Note Programme, the 2003 and 2006 Notes were increased in March 2001 by SEK 500 (EUR 53.8) million and SEK 2 000 (EUR 215.0) million respectively. A debut issue on the US market was made in May 2001 when a Global Bond of USD 750 (EUR 851.0) million, maturity in May 2011, was placed with institutional investors.

Funding Structure as at 31 December 2001

Currency million/Maturity	EUR	USD	SEK
Public issues	Eurobond - EUR 850/2007 Finnish Serial bond - EUR 247/2004	Global bond - USD 750/2011	Medium-Term Note - SEK 1 500/2003 - SEK 4 000/2006
Private placements	EUR 250	USD 750	SEK 2 500
Short-term programmes	Euro Commercial Paper Programme EUR 1 000 Finnish Commercial Paper Programme EUR 750	US Commercial Paper Programme USD 300	Swedish Commercial Paper Programme SEK 10 000
Committed loan facilities	Syndicated Bank Facility* DEM 1 500 (EUR 766)/2004	Syndicated Bank Facility* USD 1 500/2004 USD 300, 364 Days Facility	

* Multi-currency facility

Debt Repayment Schedule as at 31 December 2001
EUR million



4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
02
03
04
05
06
07-
Other long-term liabilities
Leasing liabilities
Pension loans
Loans from credit institutions
Bond loans
Committed loan facilities

Stora Enso considers the maintenance of two investment grade ratings an important target; the present rating and outlook from Moody's and Standard & Poor's are shown by the table below.

Credit Rating as at 31 December 2001

Agency	Short-term	Long term	Outlook
Moody's	P-2	Baa1	Stable
Standard & Poor's	A-2/K-1	BBB+	Stable

Interest Rate Risk

Fluctuations in interest rates affect the interest expense of the Group. As a result of the cyclical nature of the industry, the Group has an interest rate risk policy to synchronise the cost of capital with the return on capital, which is formulated by the Group benchmark of 12 months duration with a deviation mandate of +/- 6 months. In order to achieve this benchmark the Group is converting fixed interest rates to floating interest rates using financial derivatives.

Other Risk

The ability of suppliers to fulfil quality stipulations, environmental compatibility and delivery time commitments is of major importance to the efficiency of Group production and investment. To ensure compliance with these requirements, evaluations of suppliers, their products, transportation methods and other services are conducted on a regular basis.

Credit Risk

Credit risk for the Group can be split into two major categories, financial credit risk and customer credit risk.

Financial credit risk is the risk Stora Enso faces in dealings with financial counterparts. In general, financial institutions with credit ratings equal to or better than A1/P1 short-term or AA-/AA3 long-term are accepted as counterparts, all of which are closely monitored, with the total exposure calculated on a regular basis.

Customer credit risk is the possibility that Stora Enso loses money on customers. In order to minimise this risk, the Group applies strict credit control by setting internal credit ratings and lines for most of the customers based on their financial position.

Unrealised Values

Stora Enso owns certain assets that are carried at a value lower than their fair market value, thus representing an unrealised gain of EUR 1 104.4 million. Whereas the forest value is based on a discounted cash earnings calculation covering some 2.1 million hectares of productive forestland in the Nordic countries, other assets are valued to market.

From 2003 onwards forest assets have to be shown at market value according to IAS 41 (Agriculture), with the unrealised profit on this revaluation being accounted for as other comprehensive income in equity.

Unrealised Values as at 31 December 2001

EUR million	Carrying Value	Fair/Market Value	Unrealised Gain
Nordic forest	1 158.1	2 204.0	1 045.9
Marketable shares	138.9	197.4	58.5
Total	1 297.0	2 401.1	1 104.4

Quarterly Data and Key Figures

Deliveries by Product Area

1 000 tonnes	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01	IV/01	2001
Magazine paper	676	707	838	1 048	3 269	994	920	967	990	3 871
Newsprint	759	747	789	840	3 134	780	755	740	756	3 031
Fine paper	771	720	793	867	3 151	857	773	760	801	3 191
Packaging boards	876	855	848	838	3 417	706	728	678	653	2 765
Total	3 082	3 029	3 268	3 593	12 972	3 337	3 176	3 145	3 200	12 858
Timber, 1 000 m^3	1 159	1 290	1 120	1 312	4 880	1 242	1 276	1 082	1 260	4 860
Corrugated board, million m^2	91	104	102	107	404	107	107	109	111	434

Sales by Product Area

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01	IV/01	2001
Magazine paper	562.5	590.0	729.1	937.2	2 818.8	910.2	847.6	831.7	859.5	3 449.0
Newsprint	416.0	417.0	449.6	484.1	1 766.7	501.7	490.7	471.9	469.6	1 933.9
Fine paper	758.5	768.1	883.5	1 063.1	3 473.2	1 021.3	904.1	838.6	853.5	3 617.5
Packaging boards	719.2	746.9	753.0	755.9	2 975.0	701.9	704.2	672.8	645.1	2 724.0
Timber	298.1	334.8	293.7	315.5	1 242.1	307.3	311.8	266.2	295.2	1 180.5
Merchants	225.4	221.4	212.9	230.9	890.6	231.4	211.5	188.9	208.5	840.3
Forest	508.1	452.2	426.4	490.7	1 877.4	511.5	442.3	410.3	461.5	1 825.6
Other	-522.8	-449.5	-494.8	-599.4	-2 066.5	-548.3	-523.8	-479.9	-510.0	-2 062.0
Continuing Operations Total	2 965.0	3 080.9	3 253.4	3 678.0	12 977.3	3 637.0	3 388.4	3 200.5	3 282.9	13 508.8
Discontinued operations, Energy	46.4	23.9	-	-	70.3	-	-	-	-	-
Internal sales, Energy	-19.7	-10.9	-	-	-30.6	-	-	-	-	-
Total	2 991.7	3 093.9	3 253.4	3 678.0	13 017.0	3 637.0	3 388.4	3 200.5	3 282.9	13 508.8

Adjusted Operating Profit by Product Area

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01	IV/01	2001
Magazine paper	91.6	91.4	138.6	77.8	399.4	113.6	72.3	83.9	77.1	346.9
Newsprint	62.6	43.2	80.8	81.7	268.3	134.1	125.6	128.7	120.4	508.8
Fine paper	150.5	146.5	194.1	197.7	688.8	167.6	81.9	70.6	74.4	394.5
Packaging boards	115.7	91.2	130.5	103.9	441.3	115.1	90.2	97.5	43.4	346.2
Timber	23.8	21.7	16.5	11.3	73.3	5.6	7.9	2.5	-3.4	12.6
Merchants	5.0	2.4	0.5	2.0	9.9	0.2	-1.3	-1.6	-4.5	-7.2
Forest	28.2	34.5	23.6	29.0	115.3	25.3	26.8	15.9	20.1	88.1
Other	-4.6	-2.9	-1.7	-25.9	-35.1	-1.9	-17.7	-21.9	-1.7	-43.2
Continuing Operations Total	**472.8**	**428.0**	**582.9**	**477.5**	**1 961.2**	**559.6**	**385.7**	**375.6**	**325.8**	**1 646.7**
Discontinued operations, Energy	26.9	25.8	-	-	52.7	-	-	-	-	-
Amortisation on consolidation goodwill	-14.1	-14.8	-22.6	-36.8	-88.3	-36.6	-39.3	-36.6	-39.0	-151.5
Operating Profit excl. Non-recurring Items	**485.6**	**439.0**	**560.3**	**440.7**	**1 925.6**	**523.0**	**346.4**	**339.0**	**286.8**	**1 495.2**
Non-recurring items	24.0	554.9	-23.1	-110.1	445.7	-	-9.6	18.0	-16.7	-8.3
Operating Profit Total	**509.6**	**993.9**	**537.2**	**330.6**	**2 371.3**	**523.0**	**336.8**	**357.0**	**270.1**	**1 486.9**
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8	-121.4	-67.7	-32.6	-343.5
Share of results in associated companies	5.8	4.4	2.7	7.7	20.6	28.3	23.3	16.3	11.7	79.6
Profit Before Tax and Minority Interests	**446.6**	**901.8**	**500.5**	**250.1**	**2 099.0**	**429.5**	**238.7**	**305.6**	**249.2**	**1 223.0**
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0	-82.2	-93.9	22.5	-299.6
Profit after Tax	**298.1**	**634.9**	**338.6**	**177.0**	**1 448.7**	**283.5**	**156.5**	**211.7**	**271.7**	**923.4**
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2	-1.7	2.0	2.8	2.9
Net Profit for the Period	**290.7**	**633.9**	**334.5**	**175.9**	**1 435.0**	**283.3**	**154.8**	**213.7**	**274.5**	**926.3**

Condensed Balance Sheet

	As at 31 December				
EUR million	1997	1998	1999	2000	2001
Fixed assets and other long-term investments	11 885	11 704	11 905	16 379	16 178
Current assets	3 690	3 718	4 133	4 944	4 380
Assets	**15 575**	**15 422**	**16 038**	**21 323**	**20 558**
Shareholders' equity	5 528	5 272	5 957	8 571	8 989
Minority interests	272	279	202	149	50
Interest-bearing liabilities	6 565	6 558	5 769	6 856	6 409
Operating liabilities	1 691	1 799	2 357	2 928	2 610
Tax liabilities	1 518	1 514	1 753	2 819	2 500
Equity and Liabilities	**15 575**	**15 422**	**16 038**	**21 323**	**20 558**

Key Figures 1997 – 2001

EUR million	1997	1998	1999	2000	2001
Sales	9 998	10 490	10 636	13 017	13 509
% change on previous year	5.1	4.9	1.4	22.4	3.8
Wages and salaries	1 737	1 805	1 754	1 996	2 234
% of sales	17.4	17.2	16.5	15.3	16.5
EBITDA	1 747	1 877	2 311	3 500	2 755
Depreciation	806	1 111	849	1 041	1 116
Goodwill amortisation and impairments	48	65	62	88	152
Operating profit	893	701	1 400	2 371	1 487
% of sales	8.9	6.7	13.2	18.2	11.0
Operating profit excl. non-recurring items	945	1 172	1 297	1 926	1 495
% of sales	9.5	11.2	12.2	14.8	11.1
Share of profits in associated companies	17	10	10	21	80
Net financial expense	280	380	267	293	344
% of sales	2.8	3.6	2.5	2.3	2.5
Profit after net financial items	630	331	1 143	2 099	1 223
% of sales	6.3	3.2	10.7	16.1	9.1
Taxes	204	146	392	650	300
Profit for the period	405	185	746	1 435	926
Dividend	254	268	304	407	404
Capital expenditure	1 134	896	740	769	857
% of sales	11.3	8.5	7.0	5.9	6.3
R&D expenditure	79	80	84	95	92
% of sales	0.8	0.8	0.8	0.7	0.7
Operating capital	13 078	12 541	12 615	16 557	16 106
Capital employed	11 572	11 038	10 941	13 903	13 859
Interest-bearing net liabilities	5 772	5 486	4 782	5 183	4 820
ROCE, %	8.0	6.2	13.1	20.7	10.7
ROCE excluding non-recurring items, %	8.5	10.4	12.1	16.8	10.8
Return on equity (ROE), %	7.5	3.3	12.8	19.5	10.4
Equity ratio, %	37.2	36.0	38.4	40.9	44.0
Debt/equity ratio	1.00	0.99	0.78	0.59	0.53
Average number of employees	40 301	40 987	40 226	41 785	44 275

Shares and Shareholders

Share Capital

In accordance with the Articles of Association, the minimum share capital of the Company is EUR 850 million and the maximum EUR 3 400 million within which limits the share capital may be increased or decreased without amending the Articles of Association. The counter-value of the shares is EUR 1.70 per share. On 31 December 2001 the Company's fully paid-up share capital entered in the Finnish Trade Register was EUR 1 541.5 million. In December 2001, 1 158 000 new series R shares were subscribed under 1997 bonds with warrants and registered in the Finnish Trade Register on 10 January 2002, which increased the fully paid-up share capital to EUR 1 543.5 million.

Shares and Voting Rights

The Company's shares are divided between series A and series R shares. All shares carry equal rights to dividend. The difference lies in the voting rights. At a Shareholders' Meeting, each A share and each ten R shares carries one vote. However, each shareholder has at least one vote. On 31 December 2001 the total number of shares was 906 753 299 and the number of votes was 256 521 556.

Share Listings

Stora Enso shares are listed on the Helsinki and Stockholm stock exchanges. The R share is also listed in ADR form on the New York Stock Exchange. The shares are quoted in Helsinki in euro (EUR), in Stockholm in Swedish krona (SEK) and euro (EUR) and in New York in US dollar (USD).

American Depositary Receipts (ADRs)

Stora Enso R shares have been traded on the New York Stock Exchange in ADR form since 13 September 2000 under the SEO ticker. ADR issuances and cancellations are carried by Citibank, N.A., which acts as depositary bank for the Stora Enso ADR programme. The exchange rate between Stora Enso ADRs and R shares is 1:1, i.e. one ADR represents one Stora Enso R share. The trading volume on the NYSE was approximately 3% of the total cumulative trading volume during 2001.

Share Registers

The Company's shares are entered in the Book-Entry Securities System maintained by the Finnish Central Securities Depositary (APK), which also maintains the official share register of Stora Enso Oyj. On 31 December 2001, 266 543 846 of the Company's shares were registered in the Swedish Securities Register Center as VPC shares and 117 744 111 of the Company's R shares were registered in ADR form in Citibank, N.A.

Conversion

According to the Articles of Association, holders of Stora Enso A shares may convert these shares into R shares during an annual period determined by the Board of Directors. During the conversion period 17–28 September 2001 a total of 4 524 requests for conversion were made. On the basis of these requests 9 312 271 A shares were converted into R shares.

Authorisations for 2001

The Annual General Meeting on 20 March 2001 authorised the Board of Directors to repurchase and dispose of not more than 9 679 000 A shares and not more than 35 586 000 R shares in the Company. The number of shares repurchased may not exceed 5% of the votes or the share capital. The authorisation is valid up to and including 19 March 2002.

The Board of Directors currently has no authorisations to issue shares, convertible bonds or bonds with warrants.

Share Repurchases and Cancellations

The Annual General Meeting on 20 March 2001 decided to lower the Company's share capital by EUR 39 390 190 through the cancellation of 910 600 A shares and 22 260 100 R shares. The shares were repurchased under the authorisation of the AGM 2000.

Under the year 2001 AGM authorisation not more than 9 679 000 A shares and not more than 35 586 000 R shares may be repurchased by the Company. Repurchases were initiated on 28 March 2001. By 2 January 2002, 799 400 A shares and 9 975 000 R shares had been repurchased, representing 8% and 28% of the respective target amounts. The average price paid for the A shares was EUR 12.06 and for the R shares EUR 11.63.

The composition of Stora Enso's share capital is shown in the Change in share capital table (page 24).

Option/Synthetic Option Programmes

Option/Synthetic Option Programmes
Stora Enso has three option/synthetic option programmes for key personnel. The years of issuance for the options/synthetic options are 1999, 2000 and 2001. Depending on local circumstances, holders will receive either cash compensation or an option to purchase shares already issued (not new shares).

Bonds with Warrants
The option programme for management comprises bonds with warrants issued in 1997 to members of the senior management. One warrant entitles the holder to subscribe for 3 000 new R shares.

Stora Enso North America Option Programme
Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers' share option plans into share option plans of Stora Enso. The options entitle the holder to either cash compensation or an option to subscribe for shares already issued (not new shares). Detailed information about the Programmes can be found in note 23 on page 71.

Management Interests at 31 December 2001
At the end of 2001 members of Stora Enso's Board of Directors, the CEO and the Deputy CEO owned an aggregate total of 2 756 476 Stora Enso shares, of which 19 275 were A shares. These shares represent 0.3% of the Company's share capital and 0.1% of the voting rights. Through bonds with warrants the CEO is entitled to subscribe for 102 000 R shares representing 0.0% of the Company's share capital and voting rights. The CEO holds 332 500 options/synthetic options and the Deputy CEO 273 750.

At the end of 2001 members of the Management Group owned a total of 75 363 shares and through bonds with warrants were entitled to subscribe for 563 708 R shares. Management Group ownership represents 0.1% of the share capital and 0.0% of the voting rights after the exercise of the warrants. The Management Group holds 2 298 050 options/synthetic options.

Detailed information about Board and Management Group ownerships can be found in Note 23 on pages 72-73.

Shareholdings of other Group-related Bodies at 31 December 2001
E.J. Ljungberg's Training Fund owned 1 880 540 A shares and 4 831 804 R shares. E.J. Ljungberg's Fund owned 39 534 A shares and 101 579 R shares. Mr. and Mrs. Ljungberg's Testamentary Fund owned 5 093 A shares and 13 085 R shares. Stiftelsen Bergslagets Sjuk- och hälsovårdskassa owned 626 269 A shares and 1 609 483 R shares. Enso's pension fund had no shareholding in Stora Enso.

Shareholders
In June 2001 Investor AB, a Swedish investment company and a major shareholder, sold its total shareholding in Stora Enso to the Knut and Alice Wallenberg and Marianne and Marcus Wallenberg Foundations. Subsequent to the transaction the Finnish State is the largest single shareholder in the Company. However, since June 1998 the Finnish State has not been required to own Stora Enso shares.

When shareholders with holdings of more than 5% of the shares or votes are excluded, the free float of shares is approximately 648 million, corresponding to 75% of the total number of shares issued.

At the end of 2001 the Company had approximately 70 000 registered shareholders, of which about 45 000 are Swedish shareholders and about 3 000 ADR holders. Each nominee register is entered in the share register as one shareholder. Approximately 649 million (72%) of the Company's shares were registered in the name of a nominee.

Share Price Performance and Turnover

Helsinki
The Stora Enso R (STERV) share price rose during 2001 by 10% (30% decline in 2000). During the same period the HEX general index fell by 32%, the Helsinki portfolio index by 22% and the HEX forest index rose by 6%.

Stockholm
The Stora Enso R (STE R) share price rose during 2001 by 19% (26% decline in 2000). During the same period the Stockholmsbörsen All-Share index fell by 16% and the SX-15 Materials index rose by 27%.

New York
On the NYSE the Stora Enso ADR (SEO) share price rose during 2001 by 4% (31% increase in 2000). During the same period the Standard & Poor's Paper index rose by 0.8%.

The volume-weighted average price of the R share over the year was EUR 12.57 in Helsinki, SEK 115.61 in Stockholm and USD 10.95 in New York.

The cumulative trading volume in Helsinki was 548 547 206 shares (52% of total), in Stockholm 473 528 361 shares (45% of total) and in New York 29 751 700 shares (3% of total). Total market capitalisation in Helsinki at the year-end was EUR 13 billion.

Stora Enso Dividend Reinvestment and Direct Purchase Plan

A dividend reinvestment and direct purchase plan for Stora Enso ADRs was established in January 2002 and is administered by Citibank, N.A. The plan makes it easier for existing ADR holders and first-time purchasers of Stora Enso ADRs to increase their investment by reinvesting cash dividends or by making additional cash investments. The plan is intended only for US residents and constitutes a means for Stora Enso to expand its retail shareholder base in the US.

Stora Enso is included in at least the following indices

- HEX General Index
- HEX 25
- HEX Portfolio Index
- HEX Forest Index

- Stockholmsbörsen All-Share
- OMX Index
- SX 15 Materials

- DJ Stoxx
- DJ Euro Stoxx
- DJ Stoxx Nordic 30

- DJ Stoxx Ex UK
- DJ Sustainability Index World
- DJ Sustainability Index STOXX

- FTSE Eurotop 300
- FTSE Norex 30
- FTSE Global Basic Industries
- FTSE 4Good

- MSCI Provisional Index

Further and updated information may be found on the Company's website www.storaenso.com/investors.

Monthly Share Price Performance and Volumes

Stora Enso A, Helsinki

Number of shares, million | Share price (EUR)


18 16 14 12 10 8 6 4 2
95 96 97 98 99 00 01
Volume
Monthly average share price

Stora Enso R, Helsinki

Number of shares, million | Share price (EUR)


90 80 70 60 50 40 30 20 10
18 16 14 12 10 8 6 4 2
95 96 97 98 99 00 01
Volume
Monthly average share price

New York

Number of shares, million | Share price (USD)


14 12 10 8 6 4 2
9/00 01
Volume
Monthly average share price

Stockholm

Number of shares, million | Share price (SEK)


80 70 60 50 40 30 20 10
160 140 120 100 80 60 40 20
99 00 01
Volume
Monthly average share price

Share Price and Volume 2001

		Helsinki, EUR	Stocholm, SEK	New York, USD
High	Series A	15.50	144.00	
	Series R	15.67	146.50	13.75
Low	Series A	10.10	90.00	
	Series R	10.12	90.50	9.15
Closing, 31 Dec 2001	Series A	14.20	133.50	
	Series R	14.38	133.00	12.26
Change from previous year, %	Series A	14.1	20.8	
	Series R	10.4	19.3	4.3
Cumulative trading volume	Series A	10 736 917	8 469 608	
	Series R	548 547 206	473 528 361	29 751 700

Monthly Volumes of Series R Share 1999–2001
Number of shares, million



120
100
80
60
40
20
99
00
01
Helsinki
Stockholm
New York

Market Capitalisation on Helsinki Stock Exchange
EUR million



14 000
12 000
10 000
8 000
6 000
4 000
2 000
95
96
97
98
99
00
01

Stora Enso versus Helsinki Indices



320
280
240
200
160
120
80
99
00
01
02
Stora Enso, EUR
Helsinki Forest, EUR
Helsinki General, EUR

Distribution by Book Entry System, 31 December 2001

Number of Shares	Series A	Series R	Total
FCSD registered (Finnish Central Securities Depositary)	108 510 790	413 916 721	522 427 511
VPC registered (Swedish Securities Register Center)*	75 755 227	190 788 619	266 543 846
Citibank administered ADRs*	0	117 744 111	117 744 111
FCSD waiting list	0	0	0
FCSD joint account	7 568	30 263	37 831
Total	184 273 585	722 479 714	906 753 299

*VPC registered shares and ADRs are both nominee registered in the FCSD

Equity per Share
EUR



10
9
8
7
6
5
4
3
2
1
97
98
99
00
01

Earnings and Dividend per Share
EUR



1.4
1.2
1.0
0.8
0.6
0.4
0.2
97
98
99
00
01

Target is to pay 1/3 of the net profit over the cycle

Earnings per share, excl. non-recurring items

Dividend per share

Distributed Dividend Amount
EUR million



500
400
300
200
100
97
98
99
00
01

Major Shareholders as of 31 December 2001

By voting power		Series A	Series R	% of shares	% of votes
1	Finnish State	55 595 937	81 483 501	15.1	24.8
2	Knut and Alice Wallenberg Foundation	58 379 194	0	6.4	22.8
3	Social Insurance Institution of Finland	23 825 086	3 738 965	3.0	9.4
4	Varma-Sampo Mutual Pension Insurance Group	8 915 617	40 874	1.0	3.5
5	Sampo Group Sampo Life Insurance Company Limited If Industrial Insurance Ltd If P&C Insurance Company Ltd	7 261 289	0	0.8	2.8
6	Marianne and Marcus Wallenberg Foundation	4 744 192	0	0.5	1.9
7	Ilmarinen Mutual Pension Insurance Company	3 390 040	6 318 050	1.1	1.6
8	Suomi Group Suomi Mutual Life Assurance Company Suomi Insurance Company	3 359 800	748 350	0.5	1.3
9	Erik Johan Ljungberg's Training Fund	1 880 540	4 831 804	0.7	0.9
10	Robur	0	19 617 051	2.2	0.8
11	MP-Bolagen i Vetlanda AB	1 000 900	1 169 100	0.2	0.4
12	AMF Pensionförsäkrings AB	0	9 234 000	1.0	0.4
13	Bergslaget's Sick and Healthcare Foundation	626 269	1 609 483	0.3	0.3
14	Alecta (Insurance Company)	10 617	6 024 024	0.7	0.2
15	Lamar Mary M (ADRs)	0	4 518 998	0.5	0.2
	Total	168 989 481	139 334 200	34.0	71.3

Share Distribution in Stora Enso, 31 December 2001

By size of holding, Series A	Shareholders	%	Shares	%
1 – 100	2 421	36.3	133 008	0.1
101 – 1 000	3 437	51.6	1 348 277	0.7
1 001 – 10 000	735	11.0	1 869 263	1.0
10 001 – 100 000	56	0.8	1 328 057	0.7
100 001 – 1 000 000	3	0.1	1 066 286	0.6
1 000 001 –	10	0.2	178 521 126	96.9
	6 662	100.0	184 266 017	100.0

According to the Finnish Central Securities Depositary

By size of holding, Series R	Shareholders	%	Shares	%
1 - 100	4 343	27.1	280 612	0.0
101 – 1 000	8 903	55.6	3 808 563	0.5
1 001 – 10 000	2 410	15.0	6 745 639	0.9
10 001 – 100 000	279	1.7	7 942 189	1.1
100 001 – 1 000 000	74	0.5	24 645 452	3.4
1 000 001 –	14	0.1	679 026 996	94.0
	16 023	100.0	722 449 451	100.0

According to the Finnish Central Securities Depositary

By shareholding %	% of shares	% of votes	% of shareholders
Finnish institutions	11.9	21.4	2.2
Finnish state	15.1	24.8	0.0
Finnish private owners	1.4	1.7	27.8
Swedish institutions	19.5	31.2	4.2
Swedish private owners	3.8	3.3	61.4
ADR holders	13.0	4.6	4.1
Under nominee names (Non-Finnish/Swedish owners)	35.3	13.0	0.3

Change in Share Capital 1998 – 2001

	No. of A shares issued	No. of R shares issued	Total no. of shares	Share capital FIM million	Share capital EUR million
Enso Oyj, 1 Jan 1998	116 729 125	194 361 705	311 090 830	3 110.9	
Conversion of A shares into R shares, 7-11 Sep 1998	-1 357 954	1 357 954			
Conversion of STORA A and B shares into Stora Enso Oyj A and R shares, 23 Dec 1998	128 023 484	320 465 375	448 488 859	1 374.0	
Stora Enso Oyj, 31 Dec 1998	243 394 655	516 185 034	759 579 689	7 595.8	
Conversion of A shares into R shares, 6-24 Sep 1999	-34 443 467	34 443 467			
Subscription of new R shares, 26 Oct 1999		30 000			
Stora Enso Oyj, 31 Dec 1999	208 951 188	550 658 501	759 609 689	7 596.1	
Subscription of new R shares, 26 Jan 2000		246 000			
Conversion of share capital into euro denomination, 4 May 2000					1 291.8
Share issue (Consolidated Papers, Inc.), new R shares in ADR form, 11 Sep 2000		167 367 577			284.5
Conversion of A shares into R shares, 16-27 Oct 2000	-14 454 732	14 454 732			
Stora Enso Oyj, 31 Dec 2000	194 496 456	732 726 810	927 223 266		1 576.3
Subscription of new R shares, 5 Jan 2001		312 000			
Subscription of new R shares, 16 Mar 2001		964 201			
Cancellation of repurchased shares, 9 Apr 2001	-910 600	-22 260 100	-23 170 700		-39.4
Subscription of new R shares, 29 May 2001		228 000			
Subscription of new R shares, 20 Jul 2001		773 522			
Conversion of A shares into R shares, 17-28 Sep 2001	-9 312 271	9 312 271			
Subscription of new R shares, 17 Oct 2001		238 287			
Subscription of new R shares, 29 Nov 2001		184 723			
Stora Enso Oyj, 31 Dec 2001	184 273 585	722 479 714	906 753 299		1 541.5
Subscription of new R shares, 10 Jan 2002		1 158 000			
Stora Enso Oyj, 10 Jan 2002	184 273 585	723 637 714	907 911 299		1 543.5

Option / Synthetic Option Programmes

Programme	Type	Year of issue	Number of staff	Strike price	Number of options issued	Exercise period
2001	Synthetic	2001	500	EUR 11.70	4 800 000	1 Apr 2004-31 Mar 2008
2000	Synthetic	2000	200	EUR 12.25	2 800 000	1 Apr 2003-31 Mar 2007
1999	Synthetic	1999	200	EUR 11.75	2 750 000	15 Jul 2002-15 Jul 2005
1997	Bonds with warrants	1997	15	FIM 45.57 (EUR 7.66)	3 000 000	1 Dec1998-31 Mar 2004
North America	Stock options	2000	839	USD 6.9687 (EUR 7.91)	5 680 000	11 Sep 2000-4 Feb 2010

Key Share Ratios 1997 – 2001 (for calculations see page 97)

According to Helsinki Stock Exchange	1997	1998	1999	2000	2001
Earnings/share, EUR*	0.53	0.24	0.98	1.77	1.03
Earnings/share, diluted, EUR*	0.53	0.24	0.98	1.76	1.03
Earnings/share, excluding non-recurring items, EUR*	0.58	0.59	0.89	1.32	0.94
Cash earnings/share, EUR*	1.63	1.79	2.18	3.16	2.43
-excluding non-recurring items, EUR*	1.65	1.80	2.09	2.61	2.34
Equity/share, EUR*	7.28	6.94	7.84	9.41	10.03
Dividend/share, EUR*	0.33	0.35	0.40	0.45	0.45**
Payout ratio, excluding non-recurring items, %*	57	59	45	34	48
Dividend yield, %*					
Series A	4.6	4.6	2.3	3.5	3.2
Series R	4.6	4.6	2.3	3.6	3.1
Price/earnings ratio (P/E)*					
Series A	13.4	31.1	17.9	7.3	15.1
Series R	13.3	31.5	17.6	7.1	15.3
Share prices for the period, EUR***					
Series A					
-closing price	7.15	7.57	17.60	12.86	14.20
-average price	7.75	9.14	11.21	12.01	12.24
-highest price	9.86	11.77	17.60	18.70	15.50
-lowest price	6.22	5.40	6.45	8.95	10.10
Series R					
-closing price	7.10	7.67	17.31	12.60	14.38
-average price	7.97	8.35	11.84	11.27	12.57
-highest price	10.01	11.86	17.70	19.00	15.67
-lowest price	6.17	5.30	6.60	8.70	10.12
Market capitalisation at year-end, EUR million***					
Series A	834	1 842	3 677	2 501	2 617
Series R	1 379	3 959	9 532	9 232	10 389
Total market capitalisation at year-end, EUR million***	2 214	5 801	13 209	11 733	13 006
Number of shares at end of period, (thousands)***					
Series A	116 729	243 395	208 951	194 496	184 274
Series R	194 362	516 185	550 659	732 727	723 638
Total number of shares at end of period, (thousands)***	311 091	759 580	759 610	927 223	907 912
Trading volume, (thousands)					
Series A	16 321	12 749	28 349	12 917	10 737
% of total number of A shares****	9.4		12.1	6.7	5.8
Series R	109 698	87 113	259 287	396 783	548 547
% of total number of R shares****	80.3		49.3	55.4	75.8
Average number of shares (thousands)					
-basic*	759 574	759 574	759 580	812 040	901 506
-diluted*	759 691	759 822	760 628	813 488	902 297

*Proforma STORA and Enso figures for years 1997-1998. **Board of Director's proposal to the AGM. ***Figures based on market information are calculated from Enso Oyj's figures before 29 December 1998. ****1998 figures are not available due to the merger on 29 December 1998, figures before 1998 are based on Enso Oyj's figures.

Report on Operations by the Board of Directors

Markets and Deliveries

Reduced demand and weakening prices characterised the paper and board markets in 2001. The uncertainty began in late 2000 and intensified during 2001 as a result of the deterioration in the global economy. Stora Enso continued to adjust production to market demand, curtailing paper and board output in line with the weak market by 1 540 000 tonnes, of which 396 000 tonnes took place in North America.

Paper and board deliveries totalled 12 858 000 (12 971 000) tonnes and sawn timber deliveries 4 860 000 (4 880 000) cubic metres.

Sales and Financial Results

Earnings per share (basic) were EUR 0.94 (EUR 1.32) and cash earnings per share EUR 2.34 (EUR 2.61), excluding non-recurring items in both cases. Earnings per share (basic), including non-recurring items, amounted to EUR 1.03 (EUR 1.77), with comparable cash earnings per share being EUR 2.43 (EUR 3.16).

Sales for the year rose to EUR 13 508.8 (EUR 13 017.0) million, up EUR 491.8 million or 3.8% on the previous year. The figures for 2000 included EUR 317.2 million from the divested Gruvön Mill while the acquisition of Consolidated Papers, Inc. boosted the 2001 figures by net EUR 1 375.3 million. Lower volumes led to a decline of EUR 470 million in sales of magazine and fine papers.

Earnings before interest, tax, depreciation and goodwill amortisation (EBITDA), excluding non-recurring items, totalled EUR 2 762.8 million or 20.5% of sales (EUR 2 970.2 million or 22.8%), a decrease of 7.0% on the previous year.

Operating profit excluding non-recurring items was EUR 1 495.2 million or 11.1% of sales (EUR 1 925.6 million or 14.8%), a decrease of 22.4% due to lower sales volumes and prices as well as increased depreciation.

All other product areas, with the exception of newsprint, reported lower operating profits than in 2000.

Based on average rate for the year the strengthening of the US dollar was offset by a weaker UK pound and Swedish krona. Thus the net effect on sales was a negative EUR 15 million. The corresponding estimated currency effect on operating profit was a positive EUR 60 million, mainly due to Swedish krona-based costs and depreciation.

Operating profit for the year totalled EUR 1 486.9 (EUR 2 371.3) million including net non-recurring items of EUR -8.3 million. These items comprised a gain of EUR 18.0 million from the sale of the Düsseldorf office in Germany and EUR 9.6 million in redundancy costs at the Nymölla Mill, Sweden. It also includes a EUR 16.7 million provision relating to the disposal price of Stora Carbonless Paper GmbH, a case which is still under negotiation.

Depreciation and goodwill amortisation totalled EUR 1 267.6 (EUR 1 129.4) million. The Consolidated Papers, Inc. acquisition increased goodwill amortisation by EUR 64.7 million (equal to USD 57.2 million) and depreciation by EUR 220.3 million. The increase was partly offset by the divestment of Gruvön Mill, totalling about EUR 25 million.

The share of results in associated companies was EUR 79.6 (EUR 20.6) million, of which Billerud AB accounted for EUR 56.9 million and the Sunila Oy pulp mill for EUR 15.2 million.

Net interest was EUR 333.1 million, 5.9% of interest-bearing net liabilities and up EUR 27.9 million on the previous year. Foreign exchange losses were EUR 58.5 million and dividend income was EUR 17.0 million.

Profit before taxes and minority interests amounted to EUR 1 223.0 (EUR 2 099.0) million, down EUR 876.0 million on the previous year. Profit excluding non-recurring items was EUR 1 231.3 (EUR 1 653.3) million, down 25.5%. Taxes amounted to EUR 299.6 (EUR 650.3) million and include a one-time adjustment of EUR 86.6 million resulting from the corporate restructuring in Germany. Excluding this item the effective tax rate was 31.6% (31.0%). Minority interest in profits was EUR 2.9 (EUR 13.7) million, leaving a net profit of EUR 926.3 (EUR 1 435.0) million.

Return on capital employed excluding non-recurring items was 10.8% (16.8%), which is higher than the average cost of capital (WACC). Thus Stora Enso is creating value. Capital employed at the year-end was EUR 13 859.1 (EUR 13 902.9) million, a net decrease of EUR 43.8 million.

Financing

Cash flow from operations amounted to EUR 2 757.5 (EUR 2 818.0) million. Operating cash flow, being the cash flow from operations less investing activities, totalled EUR 1 849.9 (EUR -1 800.9) million.

At the year-end interest-bearing net liabilities were EUR 4 819.9 million, a decrease of EUR 362.8 million on the year 2000. Unutilised credit facilities totalled EUR 2.8 billion at the year-end.

The debt/equity ratio at 31 December was 0.53, compared with 0.59 at the end of 2000. Equity per share was EUR 10.0 against EUR 9.4 in the previous year.

Stora Enso North America

Following the acquisition of Consolidated Papers, Inc. in September 2000, Stora Enso's integration process in North America is now successfully completed. The North American leadership team is in place and operations have been assessed and streamlined to enhance productivity, quality and efficiencies.

Financially, North American operations remained depressed during 2001 due to the recessionary US economy. Weak demand and low prices resulted in an operating loss for the year of USD 26 million (equal to EUR 29 million) before goodwill amortisation. Despite the weak market, the operating cash flow amounted to USD 210 million (equal to EUR 234 million). Curtailments amounted to 396 000 tonnes.

Synergy benefits from the acquisition for 2001 amounted to USD 66 million (equal to EUR 74 million), less than the initially calculated USD 90 million (equal to EUR 98 million). This may be considered a good achievement in difficult market conditions that severely limited productivity-related synergy gains. The main synergy sources were the transfer and implementation of best practice.

Capital Expenditure

Capital expenditure totalled EUR 857.1 (EUR 769.3) million, well in line with the Group policy of not exceeding the annual level of depreciation. The main investments were the new pulping line no. 3 (EUR 134.5 million) and the rebuilding of board machine no. 5 (EUR 11.2 million) in Imatra, Finland, the rebuilding of fine paper machine no. 6 (EUR 56.7 million) in Oulu, Finland, fine paper machine no. 2 (EUR 22.1 million) in Uetersen, Germany, and newsprint paper machine no. 3 (EUR 14.5 million) in Summa, Finland.

An asset restructuring programme to increase competitiveness in the newsprint and magazine paper businesses was initiated. The programme includes a newsprint production line, a biofuel power plant and the rebuilding of paper machine no. 3 in Langerbrugge, Belgium, as well as the shutting-down of paper machines no. 2 at Langerbrugge and no. 1 at Summa. The new newsprint line is expected to go on stream in June 2003.

In April ZAO Stora Enso Packaging announced the expansion of the production capacity of its plant in Balabanovo, Russia, with a total investment of EUR 14 million. The new capacity is expected to go on stream in March 2002.

Changes in Group Structure

In March it was decided to dissolve the Pulp Division and reallocate non-integrated pulp mills to the Divisions to better reflect the balance in Group pulp sales and purchases as well as increase the captive use of pulp.

In August the Board approved the purchase of the outstanding 26.5% minority holding in Stora Enso Timber owned by SPB Beteiligungsverwaltung GmbH of Austria. Following the acquisition of the shares on 8 October, Timber Products became a core product area along with Publication Papers, Fine Paper and Packaging Boards.

In October Stora Enso agreed to sell 40% of its shareholding in Billerud AB (20% of the company) to AssiDomän AB pursuant to an option agreement made in autumn 2000. The disposal leaves the Group with a 30% holding, but the intention is to reduce the holding further. Billerud shares were listed on the Stockholm Stock Exchange on 20 November.

In October Stora Enso increased its holding in Stora Enso Suzhou Paper Co., China, by 20% to 80.87%.

In October the formation of a Specialty Papers Business Group within the Packaging Boards Division was announced. The new group comprises Stevens Point Mill, USA, Uetersen paper machine no. 1, Germany and Imatra paper machine no. 6, Finland.

During the year the streamlining of the Group structure continued with the merging of numerous separate legal entities within the Group.

Research and Development

Research and development expenditure amounted to EUR 92.3 (EUR 94.5) million, which is 0.7% of sales. R&D focused on developing products for food and beverage packaging and services and on providing a comprehensive range of paper products for different printing and copying technologies.

Personnel

The number of employees fell during the year by 1 692 to 42 932 at the 31 December mainly due to the divestment of Gruvön Mill and reductions in North America. The average number of employees was 44 275, up 2 490 on the previous year. The main reason for the increase was the full-year accounting of Consolidated Papers, Inc.

Management Group Changes

Ingvar Petersson, Senior Executive Vice President, retired on 1 September 2001 and his responsibilities were divided as follows:

- Esko Mäkeläinen, Senior Executive Vice President, assumed responsibility for Stora Enso Financial Services in addition to his earlier responsibilities and was also appointed Chief Financial Officer, reporting to the CEO.
- Yngve Stade, Senior Executive Vice President, Corporate Support, assumed responsibility for Northern European Forest Units, reporting to the Deputy CEO.

Kimmo Kalela, Senior Executive Vice President, Strategy and Business Development, retired at the end of 2001 and his responsibilities were divided as follows:

- Pekka Laaksonen, Senior Executive Vice President, Packaging Boards, assumed responsibility for Stora Enso's regional matters in Finland, retaining his previous responsibilities, reporting to the Deputy CEO.
- Magnus Diesen became Executive Vice President, Corporate Strategy, Investments and Business Planning, reporting to the CEO.
- Nils Grafström became Executive Vice President, Market Services and Information Technology, responsible for Corporate Marketing and Sales, retaining responsibility for South America, reporting to the CEO.

Jouko Taukojärvi, Senior Executive Vice President, Fine Paper, retired at the end of 2001 and was succeeded by Jussi Huttunen, who was appointed Senior Executive Vice President and a member of the Executive Management Group, reporting to the Deputy CEO.

Arno Pelkonen, was appointed Senior Executive Vice President, Timber, and a member of the Executive Management Group, reporting to the Deputy CEO.

Issues with Competition Authorities

In December, the Supreme Administrative Court in Finland announced its decision on collaboration between Finnish forest companies in wood trade follow-up meetings. The Court imposed a final fine of FIM 3 million instead of the FIM 10 million earlier imposed by the Finnish Competition Council which Stora Enso had paid. The excess amount will be refunded.

The Company has replied to a Statement of Objection received from the European Commission in Autumn 1999 relating to newsprint producer operations in 1989-1995. The Company is still awaiting the Commission's decision and no provision has been made in this respect.

Changes in Share Capital

During 2001 a total of 1 392 000 A shares and 15 932 800 R shares were repurchased by the Company. The average price paid for A shares was EUR 11.87 and for R shares EUR 11.52.

The Annual General Meeting (AGM) on 20 March 2001 decided to lower the Company's share capital by EUR 39.4 million through the cancellation of 910 600 A shares and 22 260 100 R shares. These shares had been repurchased under the authorisation of the AGM 2000.

The AGM on 20 March 2001 further authorised the Board to repurchase and dispose of not more than 9 679 000 A shares and not more than 35 586 000 R shares in the Company. Repurchases started on 28 March 2001 and by the year-end, 799 400 A shares and 9 974 000 R shares had been repurchased, representing 8.3% and 28.0% of the respective targets. By 31 December 2001 the Company had allocated 20 329 of the repurchased R shares under the terms of the Stora Enso North America Option Plan, leaving the Company holding 799 400 A shares and 9 953 671 R shares.

During the annual conversion period of 17–28 September 2001, a total of 4 524 requests were made for the conversion of A shares into R shares and accordingly 9 312 271 shares were converted.

A total of 2 001 733 new R shares were issued under the terms of the Stora Enso North America Option Plan and 1 857 000 new R shares were issued under the terms of the 1997 bonds with warrants. Of the latter 1 158 000 were registered in the Finnish Trade Register on 10 January 2002.

Share Capital

At the year end Stora Enso had 184 273 585 A shares and 722 479 714 R shares in issue, of which the Company held 799 400 A shares and 9 953 671 R shares with a nominal value of EUR 18.3 million. The repurchased shares represent 1.2% of the Company's share capital and 0.7% of voting rights. Shareholders' equity amounted to EUR 8 989.0 million against a market capitalisation on the Helsinki Stock Exchange on 31 December of EUR 13.0 billion. The nominal value of the issued share capital was EUR 1 541.5 million.

Significant Changes in Ownership

On 15 June 2001 Investor AB announced the sale of its entire shareholding in Stora Enso to the Knut and Alice Wallenberg and Marianne and Marcus Wallenberg Foundations.

The Board of Directors

The Annual General Meeting on 20 March 2001 decided that, with the exception of Raimo Luoma, the previous Board should remain in office until the Annual General Meeting 2002. Ilkka Niemi was elected to the Board of Directors in place of Mr Luoma.

Outlook for 2002

Weak demand and market uncertainty are expected to continue until the overall economy recovers. This means that 2002 will be a challenging year. Pulp prices are low with no sign as yet of any firm recovery. The weak demand for coated magazine papers and coated fine papers is expected to continue, although fine paper appears to have bottomed out during the fourth quarter. Demand for SC paper and uncoated fine paper should remain stable whereas demand for newsprint will be fairly weak in Europe and North America. Packaging board markets are likely to stay rather stable. Timber markets will continue weak, although a slight improvement in prices has recently been seen.

Market sensitivity generally has increased as production curtailments and de-stocking have emptied inventories. However, a pick-up in paper and board demand is conditional on a firm improvement in the global economy. Stora Enso will continue to adjust its production to market demand.

Once demand improves, Stora Enso will be in a good position to benefit from the full effects of synergies in North America, and the extensive restructuring and rebuild projects realised in recent years.

Consolidated Income Statement

EUR million	Note	Year Ended 31 December 1999 restated	2000	2001
Sales	2, 3	10 635.7	13 017.0	13 508.8
Changes in inventories of finished goods and work in progress		-119.4	-51.1	38.4
Other operating income	5	77.9	96.1	63.2
Gain on disposal of discontinued operations, energy	5	48.2	524.8	
Materials and services		-4 826.4	-6 037.8	-6 547.8
Freight and sales commissions		-993.5	-1 282.2	-1 234.0
Personnel expenses	6, 17	-1 754.3	-1 995.7	-2 234.4
Depreciation, amortisation and impairment charges	9	-911.1	-1 129.4	-1 267.6
Other operating expenses	5	-757.5	-770.4	-839.7
Operating Profit	2, 3	1 399.6	2 371.3	1 486.9
Net financial items	7	-266.6	-292.9	-343.5
Share of results in associated companies	11	9.7	20.6	79.6
Profit before Tax and Minority Interests		1 142.7	2 099.0	1 223.0
Income tax expense	8	-391.8	-650.3	-299.6
Profit after Tax		750.9	1 448.7	923.4
Minority interests		-4.5	-13.7	2.9
Net Profit for the Period		746.4	1 435.0	926.3
Earnings per Share				
Basic earnings per share, EUR	24	0.98	1.77	1.03
Diluted earnings per share, EUR	24	0.98	1.76	1.03

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Balance Sheet

EUR million		Note	As at 31 December 2000	2001
Assets				
Fixed Assets and Other Long-term Investments				
Goodwill	O	10	2 228.6	2 276.0
Intangible assets	O	10	89.2	35.5
Property, plant and equipment	O	10	12 785.6	12 335.6
Investments in associated companies	I	11	213.6	306.7
Listed shares	I	12	132.3	127.4
Shares in other companies	O	12	177.2	181.0
Non-current loan receivables	I	15	486.3	303.4
Deferred tax assets	T	8	11.7	28.1
Other non-current assets	O	13	254.5	257.9
			16 379.0	**16 177.7**
Current Assets				
Inventories	O	14	1 589.5	1 590.0
Tax receivables	T		153.0	234.3
Short-term receivables	O	15	2 360.7	1 976.3
Current portion of loan receivables	I	15	96.2	333.1
Cash and cash equivalents	I		744.4	247.0
			4 943.8	**4 380.7**
Total Assets			**21 322.8**	**20 558.4**
Shareholders' Equity and Liabilities				
Shareholders' Equity		16		
Share capital			1 576.3	1 541.5
Share premium fund			1 823.2	1 641.9
Treasury shares			-173.7	-125.5
Other comprehensive income			-	58.5
Cumulative translation adjustment			-69.6	-52.5
Retained earnings			3 979.6	4 998.7
Net profit for the period			1 435.0	926.3
			8 570.8	**8 989.0**
Minority Interests			**149.4**	**50.2**
Long-term Liabilities				
Pension and post-employment benefit provisions	O	17	771.8	774.0
Deferred tax liabilities	T	8	2 247.5	2 011.0
Other provisions	O	19	173.4	153.6
Long-term debt	I	18	5 514.7	5 182.0
Other long-term liabilities	O		92.6	51.4
			8 800.0	**8 172.0**
Current Liabilities				
Current portion of long-term debt	I	18	262.8	230.0
Short-term borrowings	I	18	1 078.0	997.5
Other current liabilities	O	19	1 890.6	1 681.0
Tax liabilities	T		571.2	438.7
			3 802.6	**3 347.2**
Total Shareholders' Equity and Liabilities			**21 322.8**	**20 558.4**

Items designated "O" comprise Operative Capital.

Items designated "I" comprise Interest-bearing Net Liabilities.

Items designated "T" comprise Net Tax Liabilities

The accompanying Notes are an integral part of these Consolidated Financial Statements

Statement of Changes in Shareholders' Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 1999, restated	**1 277.5**	**377.7**	-	-	**-188.0**	**3 805.5**	**5 272.7**
Warrants exercised	0.1	1.9	-	-	-	-	2.0
Dividends paid (EUR 0.35 per share)	-	-	-	-	-	-268.3	-268.3
Net profit for the period	-	-	-	-	-	746.4	746.4
Translation adjustment	-	-	-	-	203.7	-	203.7
Balance at 31 December 1999, restated	**1 277.6**	**379.6**	-	-	**15.7**	**4 283.6**	**5 956.5**
Balance at 31 Dec 1999, as previously reported	**1 277.6**	**379.6**	-	-	**12.7**	**4 283.3**	**5 953.2**
Change in accounting policy with respect to forest accounting (net of deferred tax)	-	-	-	-	3.0	0.3	3.3
Balance at 1 January 2000, restated	**1 277.6**	**379.6**	**0.0**	-	**15.7**	**4 283.6**	**5 956.5**
Dividends paid (EUR 0.40 per share)	-	-	-	-	-	-303.9	-303.9
To be placed at the disposal of the Board	-	-	-	-	-	-1.0	-1.0
Share issue	0.4	-0.4	-	-	-	-	-
Share issue (Consolidated Papers, Inc.)	284.5	1 432.7	-	-	-	-	1 717.2
Conversion of share capital from FIM to EUR	13.8	-13.8	-	-	-	-	-
Repurchase of Stora Enso Oyj shares	-	-	-173.7	-	-	-	-173.7
Options issued (Consolidated Papers, Inc.)	-	25.1	-	-	-	0.9	26.0
Net profit for the period	-	-	-	-	-	1 435.0	1 435.0
Translation adjustment	-	-	-	-	-85.3	-	-85.3
Balance at 31 December 2000	**1 576.3**	**1 823.2**	**-173.7**	-	**-69.6**	**5 414.6**	**8 570.8**
Effect of adopting IAS 39	-	-	-	75.7	-	-8.5	67.2
Repurchase of Stora Enso Oyj shares	-	-	-199.8	-	-	-	-199.8
Cancellation of Stora Enso Oyj shares	-39.4	-208.6	248.0	-	-	-	-
Options exercised (Consolidated Papers, Inc)	-	-6.2	-	-	-	-	-6.2
Dividends paid (EUR 0.45 per share)	-	-	-	-	-	-407.4	-407.4
Share issue	4.6	31.1	-	-	-	-	35.7
Net profit for the period	-	-	-	-	-	926.3	926.3
OCI entries	-	-	-	-17.1	-	-	-17.1
Translation adjustment	-	-	-	-	19.5	-	19.5
Balance at 31 December 2001	**1 541.5**	**1 639.5**	**-125.5**	**58.6**	**-50.1**	**5 925.0**	**8 989.0**

OCI = Other Comprehensive Income – see Note 20

CTA = Cumulative Translation Adjustment

Distributable Funds

EUR million	As at 31 December 2000	2001
Retained earnings	5 414.6	5 925.0
Translation adjustment	-69.6	-50.1
	5 345.0	5 874.9
Untaxed reserves in retained earnings	-1 979.1	-1 784.6
Distributable Funds	**3 365.9**	**4 090.3**

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Cash Flow Statement

EUR million	Year Ended 31 December 1999	2000	2001
Net profit for the period	746.4	1 435.0	926.3
Reversal of non-cash items:			
Minority Interests	4.5	13.7	-2.9
Taxes	391.8	650.3	299.5
Depreciation, amortisation and impairment charges	911.1	1 129.4	1 257.6
Share of results in associated companies	-9.7	-20.6	-79.6
Profits and losses on sale of fixed assets	-97.5	-597.5	-48.4
Net financial income	266.6	292.9	343.3
Interest received	12.8	23.0	56.1
Interest paid, net of amounts capitalised	-279.3	-318.2	-332.5
Dividends received	3.9	6.3	17.0
Other financial items, net	37.3	3.0	-27.4
Income taxes paid	-310.9	-553.3	-599.6
Change in net working capital, net of businesses acquired or sold	-218.0	96.6	-171.2
Net Cash Provided by Operating Activities	**1 459.0**	**2 160.6**	**1 528.5**
Cash Flow from Investing Activities			
Acquisition of subsidiary shares, net of cash	-87.1	-2 831.9	-233.6
Acquisition of shares in associated companies	-2.7	-	-135.6
Investment in shares in other companies	-14.1	-10.0	-7.0
Capital expenditure	-729.1	-769.3	-857.1
Proceeds from disposal of subsidiary shares, net of cash	140.4	590.0	-
Proceeds from disposal of shares in associated companies	72.0	-	62.4
Proceeds from disposal of shares in other companies	1.5	20.9	-
Proceeds from sale of fixed assets	28.7	109.9	92.6
Proceeds from (payment of) long-term receivables, net	11.1	-20.6	196.0
Net Cash Used in Investing Activities	**-579.3**	**-2 911.0**	**-882.3**
Cash Flow from Financing Activities			
Proceeds from (payment of) long-term liabilities, net	-613.6	2 077.8	-351.3
Proceeds from (payment of) short-term borrowings, net	35.2	-744.8	-216.1
Dividends paid	-268.8	-303.9	-407.4
Proceeds from issue of share capital	2.0	-	29.5
Repurchase of own shares	-	-173.7	-199.8
Other	-	-2.4	-
Net Cash Used in Financing Activities	**-845.2**	**853.0**	**-1 145.1**
Net Increase (Decrease) in Cash and Cash Equivalents	**34.5**	**102.6**	**-498.9**
Translation adjustment	12.7	-0.4	1.5
Cash and cash equivalents at beginning of year	595.0	642.2	744.4
Cash and Cash Equivalents at Year-End	**642.2**	**744.4**	**247.0**

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Cash Flow Statement

Supplemental Cash flow Information

EUR million	Year Ended 31 December 1999	2000	2001
Change in Net Working Capital consists of:			
Change in inventories	120.7	-43.2	-57.5
Change in interest-free receivables	-203.4	-269.4	115.5
Change in interest-free liabilities	-87.0	354.7	[illegible]
Proceeds from (payments of) short-term receivables	-48.3	54.5	[illegible]
	-218.0	96.6	-171.2
Non-cash Investing and Financing Activities:			
Total capital expenditure	740.2	769.3	857.1
Amounts paid	729.1	769.3	[illegible]
Finance lease obligations incurred	11.1	-	-
Acquisition of Group Companies			
Cash Flow on Acquisitions			
Purchase consideration on acquisitions	87.1	2 879.6	[illegible]
Cash and cash equivalents in acquired companies	-	-47.7	-
	87.1	2 831.9	233.6
Non-cash Transaction			
Equity issue	-	1 717.2	-
Total Purchase Consideration	**87.1**	**4 549.1**	**233.6**
Acquired Net Assets			
Operating working capital	1.2	228.2	-
Operating fixed assets	1.5	5 820.3	141.5
Interest-bearing assets less cash and cash equivalents	-	571.3	-
Tax liabilities	-	-915.0	-
Interest-bearing liabilities	1.0	-1 204.9	-
Minority interests	83.4	49.2	92.1
	87.1	**4 549.1**	**233.6**
Disposal of Group Companies			
Cash Flow on Disposals			
Cash flow on disposal	140.4	590.0	-
Cash and cash equivalents in sold companies	-	-	-
	140.4	590.0	-
Net Assets Sold			
Operating working capital	27.8	-5.2	-
Operating fixed assets	75.9	1 315.3	-
Interest-bearing assets less cash and cash equivalents	-	8.0	-
Tax liabilities	-	32.5	-
Interest-bearing liabilities	-	-1 274.5	-
Minority interests	-	-10.9	-
Gain (loss) on sale	36.7	524.8	-
	140.4	590.0	-

The accompanying Notes are an integral part of these Consolidated Financial Statements

Notes to the Consolidated Financial Statements

NOTE 1 Accounting Principles

Principal Activities

Stora Enso Oyj ("the Company") is a Finnish limited liability company organised under the laws of the Republic of Finland, domiciled in Helsinki. The operations of Stora Enso Oyj and its subsidiaries (together "Stora Enso" or the "Group") are organised into core product areas and supporting areas. The core product areas are Magazine paper, Newsprint, Fine paper, Packaging boards and Timber products with the supporting areas being Merchants, Forest and Other, the latter comprising Energy and Head Office together with other corporate functions. The Group's main market is Europe, though it has an expanding presence in North America.

Basis of Preparation

The Consolidated Financial Statements of Stora Enso have been prepared in accordance with and comply with International Accounting Standards ("IAS"). They include the Financial Statements of Stora Enso Oyj and its subsidiaries and have been prepared under the historical cost convention except as disclosed in the accounting policies below; for example, available-for-sale investments and derivative financial instruments are shown at fair value. The carrying amount of recognised assets and liabilities that are hedged is adjusted to record changes in the fair value attributable to the risks being hedged. In 2001 the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 40 – Investment Property. The effect of adopting IAS 39 is summarised in the Consolidated Statement of Changes in Shareholders' Equity and further information is disclosed in accounting policies for Investment Property, Investments, Derivative Financial Instruments and Financial Risk Management. The Group consistently applies trade date accounting.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Consolidation Principles

Stora Enso was formed as a combination of Enso Oyj and Stora Kopparbergs Bergslags Aktiebolag (publ) ("Stora") in December 1998 and, as a result of the merger, Stora is a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IAS.

The Consolidated Financial Statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50% of the voting rights. The Financial Statements of some companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50% of the voting rights, are also consolidated. The principal subsidiaries are listed in Note 22.

Associated companies, where Stora Enso holds voting rights of between 20% and 50%, are accounted for using the equity method, which involves recognising in the Income Statement the Group's share of the associate's profit or loss for the year less any amortised goodwill. These companies represent undertakings in which the Group has significant influence, but which it does not control; the most significant such companies are listed in Note 11. The Group's interest in an associated company is carried in the Balance Sheet at an amount that reflects its share of the net assets of the associate together with goodwill on acquisition, as amortised, less any impairment. When the Group share of losses exceeds the carrying amount of an investment, the carrying amount is reduced to nil and any recognition of further losses ceases unless the Group is obliged to satisfy obligations of the investee which it has guaranteed or is otherwise committed to.

Acquired companies are accounted for under the purchase method whereby they are included in the Consolidated Financial Statements from their acquisition date, whereas, conversely, divestments are included up to their date of sale.

All intercompany transactions, receivables, liabilities and unrealised profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests have been disclosed separately from the consolidated shareholders' equity and are recorded as a separate deduction in the Consolidated Income Statement.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. An approximate exchange rate is used for transactions entered into during a month, but at the end of the month, foreign currency-denominated receivables and liabilities are translated using the month end exchange rate. Foreign exchange differences for operating business items are entered in the appropriate income statement account before operating profit, and, for financial assets and liabilities, are entered as a net amount in the financial items of the Income Statement.

Subsidiaries

The Income Statements of subsidiaries, whose measurement and reporting currencies are not euros, are translated into the Group reporting currency using the average exchange rates for the year, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates ruling on 31 December. Exchange differences arising from the retranslation of the net investments in foreign subsidiary and associated undertakings and of financial instruments, which are designated as and are hedges of such investments, are recorded directly in shareholders' equity. The cumulative translation differences of divestments are combined with their gain or loss on disposal.

Derivative Financial Instruments

Financial derivatives are initially recognised in the Balance Sheet at cost and subsequently measured at their fair values on each Balance Sheet date, though the method of recognising the resulting gains or losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either hedges of the fair values of recognised assets or liabilities (fair value hedge), hedges of forecast transactions or firm commitments (cash flow hedge), hedges of net investments in foreign entities or as derivative financial instruments not meeting the hedge accounting criteria.

Changes in the fair values of derivatives designated and qualifying as fair value hedges, and which are highly effective, are recorded in the Income Statement, alongside any changes in the fair values of the hedged assets or liabilities attributable to the hedged risk.

Changes in the fair values of derivatives designated and qualifying as cash flow hedges, and which are effective, are recognised in equity to the Hedging Reserve within Other Comprehensive Income ("OCI"). The cumulative gain or loss of a derivative deferred in equity is transferred to the Income Statement and classified as revenue or expense in the same period in which the hedged item affects the Income Statement.

When a hedging instrument no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecast transaction is ultimately recognised in the Income Statement. However, if a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the Income Statement under financial items.

Certain derivative transactions, while providing effective economic hedges under Group risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 and therefore changes in the fair values of such non-qualifying hedge instruments are immediately recognised in the Income Statement under financial items. All derivatives not qualifying for hedge accounting are considered to be speculative and are also fair valued at each Balance Sheet date with the result immediately recognised in the Income Statement under financial items.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognised in equity in the Cumulative Translation Adjustment ("CTA"); the gain or loss relating to the ineffective portion is immediately recognised in the Income Statement. However, the exchange gains and losses arising on the translation of a borrowing that hedges such an investment, including any ineffective portion of the hedge, are also recognised in the CTA.

The Group documents at the inception of a transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all financial instruments designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of publicly traded derivatives, along with trading and available-for-sale securities, are based on quoted market prices at the Balance Sheet date; the fair values of interest-rate swaps are calculated as the present value of the estimated future cash flows while the fair values of forward foreign exchange contracts are determined using forward exchange market rates at the Balance Sheet date. In assessing the fair values of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions based on market conditions at each Balance Sheet date. Quoted market prices or dealer quotes for identical or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments. The face values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates available to the Group for similar financial instruments.

Revenue Recognition

Sales comprise products, raw materials, energy and services, less indirect sales tax, discounts and exchange differences on sales in foreign currency. Sales are recognised after Stora Enso has transferred the decisive risks and rewards connected with ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods; in the great majority of cases, this means that Sales are recorded upon shipment of goods to customers in accordance with agreed terms of sale. Revenues from services are recorded when the service has been performed. The income from services provided in connection with longer-term contracts is realised according to the percentage completion method, provided that the degree of completion can be assessed reliably and the amount of the income and costs related to the contract can also be determined reliably.

Research and Development

Research and development costs ("R & D") are expensed as incurred and included in other operating expenses in the Consolidated Income Statement.

Computer Software Development Costs

Development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Group and has probable benefit exceeding its cost beyond one year, are recognised as an intangible asset and depreciated over the software's expected useful life. Associated costs include staff costs of the development team and an appropriate portion of overhead, but exclude the cost of maintaining the software, which is expensed as incurred. Costs associated with the development or adjustment of software for the Euro conversion and year 2000 were expensed as incurred.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Amounts accrued are not discounted and do not include third-party recoveries.

Discontinuing Operations

A discontinuing operation results from a decision, pursuant to a single disposal plan, to divest an operation comprising a separate major line of business for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes. The pre-tax gain or loss on disposal of discontinuing operations is shown as a separate item in the Consolidated Income Statement.

Income Taxes

The Group income tax expense includes taxes of Group companies based on taxable profit for the period, together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies.

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property plant and equipment, revaluation of net assets in acquired companies, fair valuation of available-for-sale investments and financial derivatives in accordance with IAS 39, intercompany inventory profits, untaxed reserves and tax losses carried forward; the latter is recognised as an asset to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilised.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders' equity and deferred tax liability in the Consolidated Balance Sheet, but under both Finnish and Swedish Companies Acts, such items in equity are excluded from distributable funds.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group share of net assets of the acquired subsidiary/associated undertaking at the acquisition date. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity and translated at the closing rate. Goodwill is tested periodically for impairment but is otherwise amortised on a straight-line basis over its expected useful life, which may vary from 5 to 20 years depending on the nature of the acquisition. Expected useful lives are reviewed at each Balance Sheet date and where these differ from previous estimates, amortisation periods are adjusted accordingly.

Intangible Assets

Intangible assets include trademarks, patents, copyrights and software licenses; they are stated at historical cost and are amortised on a straight-line basis over expected useful lives which may vary from 3 to 10 years.

Investment Properties

Investment properties are deemed to be those held for long-term rental yields, but at present Stora Enso considers that it holds no such property.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, but where the assets come into the Group on the acquisition of a new subsidiary, they are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment charges, and therefore the Balance Sheet value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of these assets are capitalised as part of the cost during the period required to complete and prepare the property for its intended use. Other tangible assets include charges arising from the planting and care of forest holdings.

As a consequence of the acquisition of Consolidated Papers, Inc., Stora Enso harmonised its forest accounting policies in 2000. The comparative figures for previous periods have been restated in accordance with the benchmark treatment of IAS 8 - Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policy, to reflect the impact of this change.

Under the new forest accounting policy, timber and timberlands are recorded at cost, with reforestation costs, less depletion for the cost of timber harvested, being capitalised; depletion is computed by the units-of-production method. Previously, forest assets were stated at historical acquisition cost and, for forest holdings outside Finland and Sweden, reforestation costs arising from the planting and care of fast-growing forest holdings were included.

Land is not depreciated as it is deemed to have an indefinite life, but otherwise depreciation is based on the following expected useful lives:

Asset class	Depreciation Years
Buildings, industrial	10–50
Buildings, residential	20–50
Buildings, office	20–50
Groundwood mills	15–20
Hydro-electric power	40
Paper mills, main machines	20
Board mills, main machines	20
Pulp mills, main machines	20
Converting factories	10–15
Sawmills	10–15
Computers	3–5
Vehicles	5
Office equipment	3–5
Railway, harbours	20–25
Forest roads	10–35
Roads, fields, bridges	15–20

Ordinary maintenance and repair charges are expensed as incurred, however, the costs of significant renewals and improvements are capitalised and depreciated over the remaining useful lives of the related assets. Retirements, sales and disposals of property, plant and equipment are recorded by removing the cost and accumulated depreciation from the accounting records with any resulting gain or loss reflected in the Income Statement.

Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Impairment

The carrying amounts of assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognised whenever the carrying amount exceeds the recoverable amount.

A previously recognised impairment loss on plant and equipment is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognised in prior years. For goodwill, a recognised impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

Accounting for Leases

Leases of property, plant and equipment where the Group has substantially all the rewards and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the estimated present value of the underlying lease payments. Each lease payment is allocated between the capital liability and finance charges, so as to achieve a constant interest rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities with the interest element of the finance charge being taken to the Income Statement over the lease period. Property, plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets, where all the risks and benefits of ownership are retained by the lessor, are classified as operating leases and payments made thereunder, and under rental agreements, are expensed on a straight-line basis over the lease periods. When an operating lease is terminated before the expiry of the lease period, any obligatory payment to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Inventories

Inventories are reported at the lower of cost and net realisable value with cost being determined by the first-in first-out (FIFO) method. The cost of finished goods and work in progress comprises raw material, direct labour, depreciation, other direct costs and related production overhead but excludes interest expenses.

Trade Receivables

Trade receivables are reported at their anticipated realisable value, an estimate being made for doubtful receivables based on a review of all outstanding amounts at year-end.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other liquid investments with original maturity of less than three months. Bank overdrafts are included in short-term borrowings under current liabilities.

Investments

On 1 January 2001 the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement, and classified its investments into three categories of trading, held-to-maturity and available-for-sale. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments, to be classified as current assets, whereas investments with fixed maturity, which management has the intent and ability to hold to maturity, are classified as held-to-maturity, to be disclosed in non-current assets; the Group held no investments in these categories in 2001. Investments intended to be held for an indefinite period of time, but which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the Balance Sheet, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Prior to the adoption of IAS 39 the Group accounted for investments in marketable equity securities at the lower of cost and market value determined on a portfolio basis. The Group evaluated the carrying amount of its long-term investments and recognised declines, other than temporary ones, in the value of the investments on an individual basis. Under IAS 39 investments are recorded on the Balance Sheet at their fair value with the difference between fair value and acquisition cost recorded direct to equity in the Available-for-sale Reserve in Other Comprehensive Income (OCI), from where it is released to the Income Statement when the investments are sold or when the assets are impaired.

Borrowings

Borrowings are recognised initially as proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognised in the Income Statement over the period of the borrowings.

Interest expenses are accrued for and recorded in the Income Statement for each period.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Employee Benefits

The Group operates a number of defined benefits and contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries. Group contributions to the defined contribution pension plans are charged to the Income Statement in the year to which they relate.

For defined benefit plans, pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the Income Statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability.

All actuarial gains and losses are spread forward over the average remaining service lives of employees.

Restricted Equity

The components of restricted equity include the share premium account, the translation adjustment for foreign subsidiaries and the legal reserves required by law in certain countries where subsidiaries are incorporated.

Government Grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Income Statement on a straight-line basis over the expected life of the related assets.

Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Group and held as treasury shares. Diluted earnings per share has been computed by applying the "treasury stock" method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or if later, on issue and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

New Accounting Standards

In December 2000 the IASC (now IASB) approved IAS 41 – Agriculture, which is effective for periods beginning on or after 1 January 2003 with earlier adoption encouraged. The adoption of IAS 41 will result in a change from the current accounting policy of Stora Enso, but the Group has not yet determined the impact of this on its Financial Statements.

IAS 41 requires biological assets, such as forests, to be accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets. That presumption can be rebutted only on initial recognition for a biological asset for which market-determined prices or values are not available and for which alternative estimates of fair value are determined to be clearly unreliable.

Once the fair value of a biological asset becomes reliably measurable, an enterprise should measure it at its fair value less estimated point-of-sale costs. Biological assets that are physically attached to land are recognised and measured at their fair value less estimated point-of-sale costs separately from the land. Market-determined prices or values may not always be available for an asset in its current condition and in these circumstances, an enterprise uses the present value of expected net cash flows from the asset discounted at a current market-determined pre-tax rate in determining fair value. A gain or loss arising on initial recognition of biological assets and from the change in fair value less estimated point-of-sale costs of biological assets should be included in the Income Statement for the period in which it arises.

Dividends

The dividend proposed by the Board is not deducted from the distributable shareholders' equity until the shareholders' decision at the Annual General Meeting to be held on 19 March 2002. A dividend of EUR 0.45 (EUR 0.45) per share will be proposed, resulting in a total dividend payment of EUR 408.6 (EUR 407.4) million. On 30 January 2002 Stora Enso Oyj's Board authorised these Consolidated Financial Statements for issue.

Financial Risk Management

The conduct of Stora Enso's international industrial operations presents a number of financial market risks which the Group is responsible for managing under policies approved by the Board. The overall objective of the Group Treasury is to provide cost-effective funding to Group companies as well as to manage financial risks in order to minimise the negative effects of market fluctuations on Group net income. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity risk.

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time and can be calculated as the ratio of long-term financing divided by capital employed; this ratio should, according to Group policy, be less than one. In order to minimise the cost of refinancing the Group loan portfolio and to ensure that funding is obtainable, the Group Treasury must have committed credit facilities to cover general corporate funding needs and all commercial paper borrowings. The average maturity of outstanding loans and committed credit facilities should be at least four years.

Interest Rate Risk

The Group is exposed to changes in interest rates as a result of the cyclical nature of the industry. The Group interest rate risk management policy is to synchronise the cost of capital with the return on capital employed by swapping long-term fixed interest rates to short-term floating interest rates with an average duration of twelve months and a deviation mandate of six months either way.

Foreign Exchange Risk

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations. Transaction risk, being foreign currency-denominated sales and purchases together with foreign currency Balance Sheet items, as well as translation risk, being net investments in foreign subsidiaries, in aggregate comprise the foreign currency exchange risk of Stora Enso. The Group policy for transaction risk is to hedge a minimum 25% and maximum 75% of the upcoming 12 months net exposure in a specific currency, with a benchmark of 50%, though entities reporting in SEK can deviate from this. The policy relating to translation risk exposure is to minimise this risk by funding investments in the same currency as the net assets whenever this is possible and economically viable.

Commodity Risk

Prices for Stora Enso's main products have been cyclical in nature and thus Group earnings are exposed to commodity price volatility. The Group has begun implementing a commodity risk management framework in the areas of fibre and energy procurement, whereby subsidiaries are responsible for measuring their commodity risks and hedging these through the Group Treasury.

Credit Risk

Credit insurance has been obtained for customers in the main market areas of Western Europe, Canada and the United States. In other market areas, measures to reduce credit risks include letters of credit, prepayments and bank guarantees. The Group has also obtained export guarantees, covering both political and commercial risks, which are used in connection with individual customers outside the OECD area. Management considers that no significant concentration of credit risk with any individual customer, counterparty or geographical region exists for Stora Enso.

Supply Risk

Group manufacturing operations depend on obtaining adequate and timely supplies of raw materials, principally of wood, energy and chemicals. The result of operations could be adversely affected if the Group were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials.

Group companies may at times be substantially dependent on a limited number of key resource suppliers due to availability, locality, price, quality and other constraints; additionally, suppliers may sometimes extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In an attempt to mitigate supply risk, the Group works closely with its key suppliers around the world and also produces some of its key resources in-house.

The accounting policies of the reportable segments are the same as those set out in Note 1 to the Consolidated Financial Statements; see Note 3 for details of energy operations discontinued in 2000. Segment sales include intersegment sales valued at arm's length prices.

The Pulp segment was dissolved in 2001 on the reallocation of the non-integrated pulp mills to the Magazine Paper, Fine Paper and Packaging Board segments; comparatives have been restated accordingly.

Information on Stora Enso's reportable segments as at and for the years ended 31 December 1999, 2000 and 2001 is shown in the following tables.

Sales by Segment

	Year Ended 31 December								
	1999			2000			2001		
EUR million	External	Intragroup	Total	External	Intragroup	Total	External	Intragroup	Total
Magazine paper	2 057.4	99.1	2 156.5	2 738.3	80.5	2 818.8	3 396.4	52.6	3 449.0
Newsprint	1 599.0	42.8	1 641.8	1 677.3	89.4	1 766.7	1 845.3	88.6	1 933.9
Fine paper	2 208.6	285.2	2 493.8	3 119.6	353.6	3 473.2	3 153.3	464.2	3 617.5
Packaging boards	2 429.3	112.2	2 541.5	2 835.5	139.5	2 975.0	2 553.8	170.2	2 724.0
Timber	1 044.1	95.9	1 140.0	1 151.7	90.4	1 242.1	1 090.2	90.3	1 180.5
Merchants	753.9	33.3	787.2	879.7	10.9	890.6	838.5	1.8	840.3
Forest	226.5	1 403.8	1 630.3	388.9	1 488.5	1 877.4	453.6	1 372.0	1 825.6
Other and elimination of internal sales	191.6	-2 072.3	-1 880.7	186.3	-2 252.8	-2 066.5	177.7	-2 239.7	-2 062.0
Continuing Operations Total	***10 510.4***	-	***10 510.4***	***12 977.3***	-	***12 977.3***	***13 508.8***	-	***13 508.8***
Divested units	24.7	-	24.7	-	-	-	-	-	-
Discontinued operations	100.6	127.4	228.0	39.7	30.6	70.3	-	-	-
Elimination of internal sales	-	-127.4	-127.4	-	-30.6	-30.6	-	-	-
Group Total	10 635.7	-	10 635.7	13 017.0	-	13 017.0	13 508.8	-	13 508.8

Segment Share of Associated Company Results and Operating Profit

	Share of Results of Associated Companies			Operating Profit		
	Year Ended 31 December					
EUR million	1999	2000	2001	1999	2000	2001
Magazine paper	1.7	27.1	16.4	306.0	357.8	282.7
Newsprint	-	-	-	299.1	263.5	503.1
Fine paper	1.4	-1.4	-	238.2	628.9	324.7
Packaging boards (1)	-0.1	-	57.0	247.9	352.2	339.5
Timber	2.3	1.9	5.2	41.0	69.1	5.2
Merchants	0.6	-	-	0.5	8.3	-10.0
Forest (2)	-	-	-	132.3	118.7	88.1
Other	3.8	-7.0	1.0	-28.4	-4.7	-46.4
Continuing Operations Total	9.7	20.6	79.6	1 236.6	1 793.8	1 486.9
Divested units	-	-	-	22.9	-	-
Discontinued operations	-	-	-	140.1	577.5	-
Group Total	9.7	20.6	79.6	1 399.6	2 371.3	1 486.9

1) The associated company result for Packaging boards arose from the establishment of Billerud AB on 1 January 2001.

2) The Income Statement for the year ended 31 December 1999 was restated to reflect the adoption of the new forest accounting policy, whereby EUR – 8.8 million operating profit, less taxes of EUR 2.8 million, was reclassified from shareholders' equity to materials and services, depreciation and income taxes; the effect for the year 2000 was EUR –11.2 million operating profit less taxes EUR 3.2 million.

Operating Capital by Segment

EUR million	As at 31 December 2000	2001
Magazine paper	4 426.3	4 280.2
Newsprint	1 326.0	1 250.7
Fine paper	5 635.1	5 215.1
Packaging boards	2 772.1	2 706.0
Timber	452.3	561.5
Merchants	257.6	214.8
Forest	1 281.5	1 284.0
Other	406.0	594.1
Continuing Operations Total	16 556.9	16 106.4

Operating capital ("O" items) is designated thus on the Balance Sheet and represents the sum of fixed assets and other long-term investments (excl. investments, loan receivables and deferred tax assets), inventories, short-term receivables, other provisions, other long-term liabilities and other current liabilities.

Reconciliation of Operating Capital to Total Assets

EUR million	As at 31 December 2000	2001
Operating capital	16 556.9	16 106.4
Gross-up for operating liabilities	2 928.5	2 610.0
Interest-bearing receivables	1 672.7	1 589.6
Tax receivables	164.7	252.4
Total Assets	21 322.8	20 558.4

Assets and Liabilities by Segment

	As at 31 December			
	2000		2001	
EUR million	Assets	Liabilities	Assets	Liabilities
Magazine paper	5 120.0	693.7	4 940.4	660.2
Newsprint	1 630.3	304.3	1 526.9	276.2
Fine paper	6 295.7	660.6	5 800.8	585.7
Packaging boards	3 289.2	517.1	3 126.8	420.8
Timber	619.9	167.6	718.3	156.8
Merchants	403.7	146.1	334.0	119.2
Forest	1 488.0	206.5	1 487.6	203.6
Other	2 476.0	9 906.7	2 623.6	9 096.7
Continuing Operations Total	21 322.8	12 602.6	20 558.4	11 519.2

Capital Expenditure by Segment

	Year ended 31 December		
EUR million	1999	2000	2001
Magazine paper	119.0	115.1	148.5
Newsprint	72.3	74.8	91.2
Fine paper	189.7	116.6	193.7
Packaging boards	242.1	342.3	294.4
Timber	51.3	46.5	64.4
Merchants	6.6	6.8	5.0
Forest	13.8	18.7	21.2
Other	33.6	46.0	38.7
Continuing Operations Total	728.4	766.8	857.1
Divested units	0.4	-	-
Discontinued operations	11.4	2.5	-
Total	740.2	769.3	857.1

Depreciation, Amortisation and Impairment Charges by Segment

EUR million	Year ended 31 December 1999	2000	2001
Magazine paper	201.5	255.0	389.5
Newsprint	139.9	137.6	132.9
Fine paper	218.7	274.6	412.0
Packaging boards	218.5	313.1	225.3
Timber	39.2	38.0	43.1
Merchants	12.3	12.4	10.2
Forest	37.8	39.9	35.8
Other	25.4	53.0	18.8
Continuing Operations Total	893.3	1 123.6	1 267.6
Divested units	2.6	-	-
Discontinued operations	15.2	5.8	-
Total	911.1	1 129.4	1 267.6

Average Personnel by Segment

	Year ended 31 December 1999	2000	2001
Magazine paper	5 291	6 205	7 854
Newsprint	5 564	5 437	5 530
Fine paper	8 842	9 562	10 607
Packaging boards	10 608	10 635	9 888
Timber	3 605	3 593	3 644
Merchants	1 577	1 606	1 580
Forest	2 134	2 236	2 176
Other	2 282	2 433	2 996
Continuing Operations Total	39 903	41 707	44 275
Divested units	115	-	-
Discontinued operations	208	78	-
Total	40 226	41 785	44 275

Capital Employed by Location

EUR million	As at 31 December 2000	2001
USA	4 781.2	4 741.3
Finland	3 857.3	4 047.7
Sweden	2 240.0	1 980.2
Germany	839.6	889.5
Canada	650.0	631.7
China	225.9	252.7
France	331.2	248.2
Portugal	182.4	234.0
Austria	149.0	161.8
Other	646.3	672.0
Total	13 902.9	13 859.1

Total capital employed represents operating capital less net tax liabilities

Sales by Destination

EUR million	Year ended 31 December 1999	2000	2001
Germany	1 825.7	1 987.4	1 840.3
UK	1 321.7	1 446.4	1 324.8
France	974.0	1 035.4	1 007.0
Sweden	810.5	1 052.3	1 026.6
Finland	730.2	821.8	776.0
Netherlands	538.8	610.1	581.9
Italy	450.7	520.6	403.2
Spain	440.0	495.9	445.5
Belgium	349.4	366.8	345.1
Denmark	286.8	319.8	307.6
Other EU	423.0	495.5	482.2
Total EU	8 150.8	9 152.0	8 540.2
Other Europe	635.3	788.5	813.2
USA	544.8	1 436.3	2 469.7
Canada	62.6	76.4	169.4
Asia-Pacific	773.6	1 023.9	954.3
Others	468.6	539.9	562.0
Total	10 635.7	13 017.0	13 508.8

Capital Expenditure by Location

EUR million	Year ended 31 December 1999	2000	2001
Finland	222.3	384.5	392.1
Sweden	290.9	189.8	158.5
Germany	86.8	65.1	91.6
USA	-	33.3	66.9
Belgium	12.7	10.9	30.7
Portugal	40.7	12.7	14.9
Canada	6.2	10.3	12.9
France	12.5	19.6	7.8
Other	68.1	43.1	81.7
Total	740.2	769.3	857.1

Total Assets by Location

EUR million	As at 31 December 2000	2001
USA	6 657.9	6 613.6
Finland	5 496.1	5 354.3
Sweden	4 135.8	3 714.6
Germany	2 040.0	1 895.0
Canada	655.3	616.0
France	478.6	386.9
China	259.0	277.4
Portugal	375.7	246.7
Austria	222.8	221.4
Other	1 001.6	1 232.5
Total	21 322.8	20 558.4

There were no discontinued operations in 2001.

The sale of Stora Enso's non-mill power assets to Fortum Oyj was closed in mid-2000, the deal having a total asset value of EUR 1 889.8 million, profit before tax of EUR 524.8 million and related tax expense of EUR 110.4 million. The transaction did not include Stora Enso's shares in Pohjolan Voima Oy, some of which were sold in 1999 along with the Group's shares in Teollisuuden Sähkönmyynti Oy, recording an aggregate gain of EUR 48.2 million, less related tax of EUR 13.5 million. From 1 January 2001 energy operations are included in 'Other' segment and accordingly prior year information has been restated to include the results of the remaining energy operations, now consisting of the Energy Department of Stora Enso Oyj, together with shares in Gasum Oy and Pohjolan Voima Oy.

Effect on Income Statement

	Continuing Operations			Discontinued Operations, Energy			Total Operations		
	Year Ended 31 December			Year Ended 31 December			Year Ended 31 December		
EUR million	1999	2000	2001	1999	2000	2001	1999	2000	2001
Sales	10 407.7	12 946.7	13 508.8	228.0	70.3	-	10 635.7	13 017.0	13 508.8
Change in inventories of finished goods and work in progress	-119.9	-50.8	38.4	0.5	-0.3	-	-119.4	-51.1	38.4
Other operating income	77.4	63.2	150.9	0.5	32.9	-	77.9	96.1	150.9
Capital gain on disposal of energy operations	-	-	-	48.2	524.8	-	48.2	524.8	-
Materials and services	-4 810.9	-6 027.1	-6 547.8	-15.5	-10.7	-	-4 826.4	-6 037.8	-6 547.8
Freight and commissions	-993.5	-1 282.2	-1 234.0	-	-	-	-993.5	-1 282.2	-1 234.0
Personnel expenses	-1 745.0	-1 991.4	-2 234.4	-9.3	-4.3	-	-1 754.3	-1 995.7	-2 234.4
Depreciation, amortisation and impairment charges	-895.9	-1 123.6	-1 267.6	-15.2	-5.8	-	-911.1	-1 129.4	-1 267.6
Other operating expenses	-660.4	-741.0	-927.4	-97.1	-29.4	-	-757.5	-770.4	-927.4
Operating Profit	1 259.5	1 793.8	1 486.9	140.1	577.5	-	1 399.6	2 371.3	1 486.9
Net financial items	-211.1	-276.4	-343.5	-55.5	-16.5	-	-266.6	-292.9	-343.5
Share of results of associated companies	9.6	20.6	79.6	0.1	-	-	9.7	20.6	79.6
Profit before tax and minority interests	1 058.0	1 538.0	1 223.0	84.7	561.0	-	1 142.7	2 099.0	1 223.0
Income tax expense	-365.0	-539.9	-299.6	-26.8	-110.4	-	-391.8	-650.3	-299.6
Profit after tax	693.0	998.1	923.4	57.9	450.6	-	750.9	1 448.7	923.4
Minority interests	-4.5	-13.7	2.9	-	-	-	-4.5	-13.7	2.9
Net Profit for the Period	688.5	984.4	926.3	57.9	450.6	-	746.4	1 435.0	926.3

Effect on Cash Flow

EUR million	Continuing Operations			Discontinued Operations, Energy			Total Operations		
	Year Ended 31 December			Year Ended 31 December			Year Ended 31 December		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
Cash Flow from Operating Activities									
Net profit for the period	688.5	984.4	926.3	57.9	450.6	-	746.4	1 435.0	926.3
Reversal of non-cash items									
Minority interests	4.5	13.7	-2.9	-	-	-	4.5	13.7	-2.9
Taxes	365.0	539.9	299.6	26.8	110.4	-	391.8	650.3	299.6
Depreciation, amortisation and impairment charges	895.9	1 123.6	1 267.6	15.2	5.8	-	911.1	1 129.4	1 267.6
Share of results of associated companies	-9.6	-20.6	-79.6	-0.1	-	-	-9.7	-20.6	-79.6
Profit and losses on sale of fixed assets	-49.3	-72.7	-48.4	-48.2	-524.8	-	-97.5	-597.5	-48.4
Net financial income	211.1	276.4	343.5	55.5	16.5	-	266.6	292.9	343.5
Interest received	12.8	23.0	56.1	-	-	-	12.8	23.0	56.1
Interest paid, net of amount capitalised	-223.8	-301.7	-352.5	-55.5	-16.5	-	-279.3	-318.2	-352.5
Dividends received	3.9	6.3	17.0	-	-	-	3.9	6.3	17.0
Other financial items, net	37.3	3.0	-27.4	-	-	-	37.3	3.0	-27.4
Income taxes paid	-268.8	-442.9	-699.6	-42.1	-110.4	-	-310.9	-553.3	-699.6
Change in net working capital	-136.2	90.0	-171.2	-81.8	6.6	-	-218.0	96.6	-171.2
Net Cash Provided by Operating Activities	**1 531.3**	**2 222.4**	**1 528.5**	**-72.3**	**-61.8**	**-**	**1 459.0**	**2 160.6**	**1 528.5**
Cash Flow from Investing Activities									
Acquisitions	-103.9	-2 841.9	-376.2	-	-	-	-103.9	-2 841.9	-376.2
Divestments	170.6	130.8	155.0	72.0	590.0	-	242.6	720.8	155.0
Capital expenditure	-705.7	-769.3	-857.1	-23.4	-	-	-729.1	-769.3	-857.1
Net proceeds from long-term receivables	4.3	-20.6	193.6	6.8	-	-	11.1	-20.6	193.6
Net Cash Used in Investing Activities	**-634.7**	**-3 501.0**	**-884.7**	**55.4**	**590.0**	**-**	**-579.3**	**-2 911.0**	**-884.7**
Cash Flow from Financing Activities									
Dividends paid	-268.8	-303.9	-407.4	-	-	-	-268.8	-303.9	-407.4
Other cash flow from financing activities	-705.1	1 673.9	-735.3	128.7	-517.0	-	-576.4	1 156.9	-735.3
Net Cash Used in Financing Activities	**-973.9**	**1 370.0**	**-1 142.7**	**128.7**	**-517.0**	**-**	**-845.2**	**853.0**	**-1 142.7**
Net Increase (-Decrease) in Cash and Cash Equivalents	**-77.3**	**91.4**	**-498.9**	**111.8**	**11.2**	**-**	**34.5**	**102.6**	**-498.9**
Translation difference	12.5	-0.4	1.5	0.2	-	-	12.7	-0.4	1.5
Cash and cash equivalents at 1 January	586.9	522.1	744.4	8.1	120.1	-	595.0	642.2	744.4
Cash and Cash Equivalents at Year End	522.1	613.1	247.0	120.1	131.3	-	642.2	744.4	247.0

There have been no major changes to the Group during the year. The substantial acquisition of Consolidated Papers, Inc. in 2000 has been followed by a period of consolidation and adjustment whilst the Group considers its future strategy and potential areas of expansion.

Acquisitions

Stora Enso acquired a majority holding in Holzindustrie Schweighofer GmbH in December 1998 for a total acquisition cost of EUR 122.9 million, of which EUR 82.9 million represented goodwill. A portion of the purchase price was paid in cash and the remainder in shares of Stora Enso Timber Oy, leaving the Schweighofer family, through SPB Beteiligungsverwaltung GmbH of Austria, with a 26.5% interest in Stora Enso Timber Oy. On 16 August 2001 the Board approved the purchase of the Schweighofer family's minority holding for a total acquisition cost of EUR 154.5 million, of which EUR 81.5 million represented goodwill to be amortised over ten years; following this purchase, Stora Enso Timber Oy became a wholly-owned subsidiary. By unifying ownership, the purchase will facilitate growth and enable the Group to take a more active role in the consolidation and development of the timber industry.

On 9 October 2001 Stora Enso acquired Purple Charta Investments´ 20% shareholding in Stora Enso Suzhou Paper Co, thereby raising its stake to 80.87%, with the local Suzhou Hua Sheng Paper Mill and Suzhou Handicraft Industry Cooperative holding the remaining 19.13%. The total acquisition cost of EUR 24.0 (USD 21.9) million resulted in a goodwill element of EUR 28.4 million due to the negative net assets of the business, but the intention is to develop the business. Stora Enso Suzhou Paper Co is currently the second biggest supplier of coated fine paper in the Chinese market, with an annual capacity of 150 000 tonnes, and consists of the Suzhou Mill near Shanghai together with a sales network of six offices covering all the main markets in China.

The acquisition of Consolidated Papers, Inc. ("CPI") was completed on 31 August 2000 at a purchase price of USD 3 604.1 (EUR 4 046.3) million at prevailing exchange rates, but this was subsequently adjusted to USD 3 600.4 (EUR 4 085.3) million. The price was allocated to assets and liabilities based on estimated fair values at the acquisition date, but in the one year period thereafter the fair value of the assets was adjusted by USD -13.7 (EUR -15.6) million and deferred taxes by USD 6.8 (EUR 7.7) million. The ultimate value of the goodwill, being USD 1 710.1 (EUR 1 940.4) million, represents the excess of the purchase price over the estimated fair value of the acquired net assets and is amortised over 20 years.

Consolidated Papers Acquisition Goodwill

Million	USD	EUR
Conversion of CPI shares	1 529.7	1 717.2
Cash purchase	2 030.1	2 279.4
Conversion of CPI stock options	22.0	24.7
Acquisition related expenses	18.6	20.9
Translation difference	-	43.1
Total Purchase Price for the Equity	3 600.4	4 085.3
Less:		
Book value of net assets acquired	1 363.2	1 530.7
Fair valuation of net assets	955.7	1 073.1
Deferred taxes from valuation	-428.6	-481.2
Translation difference	-	22.3
Fair Value of Net Assets Acquired	1 890.3	2 144.9
Goodwill	1 710.1	1 940.4

In January 1999 Stora Enso initiated a compulsory redemption of Stora shares and offered to purchase all outstanding Stora Series A and Series B shares at a price of SEK 88 per share. At 31 December 1999 Stora Enso held 98.7% of the shares, having used a total of EUR 83 million to purchase minority shares between January and December 1999. A total of EUR 49 million was used to purchase the remainder of the shares in 2000 and at 31 December 2001 Stora Enso held 100% of the shares.

Disposals

On 10 November 2000 Stora Enso and AssiDomän AB signed an agreement concerning the formation of a new 50/50-owned company, Billerud AB, following an agreement in principle in October 2000 to incorporate into this new company the Stora Enso Gruvön mill, together with the AssiDomän mills in Karlsborg and Skärblacka. The amount of operating capital released amounted to EUR 350 million, an impairment charge of EUR 71.1 million was recorded in 2000 and the formal merger took place on 1 January 2001. On 10

October 2001 Stora Enso agreed to sell 40% of its shareholding in Billerud AB, representing 20% of the company, to AssiDomän AB for EUR 62.8 (SEK 580.7) million in accordance with an Option Agreement made in 2001; the financial effect of this transaction was minor, as the sales price approximated book value, and there was little change in interest-bearing net debt. Billerud AB shares were listed on the Stockholm Stock Exchange on 20 November 2001 and at the year-end Stora Enso had a 30% shareholding, but with an intention to divest at some time in the future.

The Newton Kyme mill site in the UK is currently on the market following the ceasing of production on 21 December 2000, with final customer despatches being made on 31 March 2001. The mill had an annual capacity of 40 000 tonnes of packaging boards impermeable to fat and moisture, but the manufacture of these products was no longer commercially viable.

The sale of the Stora Enso non-mill power assets to Fortum Oyj was closed in mid-2000, the deal having a total asset value of EUR 1 889.8 million, a profit before tax of EUR 524.8 million and a related tax expense of EUR 110.4 million; the transaction did not include Stora Enso's shares in Pohjolan Voima Oy.

In 1999 Stora Enso sold Tervakoski Oy to an Austrian company Trierenberg AG and the fixed assets of Dalum to a group of Danish investors, for an aggregate sales price of EUR 120 million. The gain on the sale of Tervakoski Oy amounted to EUR 24.5 million whereas Dalum was sold at book value following a write-down to net realisable value in 1998 of EUR 32.0 million. Stora Enso also sold its holdings in Teollisuuden Sähkönmyynti Oy and its holdings of Series C Shares of Pohjolan Voima to Eastern Group plc.

NOTE 5 Other Operating Income

	Year Ended 31 December		
EUR million	1999	2000	2001
Gains on sale of fixed assets and other long-term investments	111.7	606.8	48.4
Gain on disposal of discontinued operations: energy	48.2	524.8	-
	63.5	82.0	48.4
Rent	10.1	7.4	9.3
Subsidies	4.3	6.7	5.5
Total	77.9	96.1	63.2
Other Operating Expenses include			
Research and Development	84.0	94.5	92.3
Losses on sale of fixed assets and other long-term investments	14.2	9.3	8.4

In 2001 gains on sale of fixed assets and other long-term investments included a gain of EUR 18.0 million on the sale of the Düsseldorf office building.

In 2000 gains on sale of fixed assets and other long-term investments included a gain of EUR 524.8 million on the sale of non-mill power assets and EUR 24.0 million profit on the sale of the Stockholm office building.

In 1999 gains on sale of fixed assets and other long-term investments included a gain of EUR 48.2 million on the sale of shares in Pohjolan Voima Oy and a profit of EUR 24.5 million on the sale of Tervakoski Oy.

NOTE 6 Staff Costs

Personnel Expenses

EUR million	Year Ended 31 December 1999	2000	2001
Wages and salaries	1 333.0	1 482.8	1 659.0
Pensions	139.7	198.6	260.3
Other statutory employer costs	260.3	261.1	196.1
Other voluntary costs	21.3	53.2	119.0
Total	1 754.3	1 995.7	2 234.4

Pensions

EUR million	Year Ended 31 December 1999	2000	2001
Defined benefit plans	26.2	47.2	6.3
Defined contribution plans	113.5	143.8	223.1
Other post-employment benefits	-	7.6	30.9
Total Pension Costs	139.7	198.6	260.3

Full details of pension costs are shown in Note 17.

Board Remuneration

EUR 000's	Year Ended 31 December 1999	2000	2001
Claes Dahlbäck, Chairman	117.8	117.8	134.5
Krister Ahlström, Vice Chairman	42.1	42.1	84.0
Josef Ackermann	33.6	33.6	58.9
Harald Einsmann	33.6	33.6	58.9
Björn Hägglund, Deputy CEO	*	*	*
Jukka Härmälä, CEO	*	*	*
Raimo Luoma	33.6	33.6	-
George W. Mead	-	10.2	58.9
Ilkka Niemi	-	-	58.9
Paavo Pitkänen	33.6	33.6	58.9
Jan Sjöqvist	33.6	33.6	58.9
Marcus Wallenberg	33.6	33.6	58.9
Total Remuneration as Directors	361.5	371.7	630.8

* As executive members, the CEO and the Deputy CEO receive no Board remuneration

Executive Remuneration: CEO

EUR 000's	Year Ended 31 December 1999	2000	2001
Annual salary	632.4	700.2	1 039.2
Benefits	29.2	28.5	27.2
Bonus	146.6	226.7	250.2
Total Remuneration	808.2	955.4	1 316.6

The retirement age for the CEO has been set at 60 years with the pension being 66% of the average of the previous four years Finnish remuneration. The contract of employment provides for notice of 6 months prior to termination with compensation being twelve months basic salary and a further optional 12 months salary depending on employment. The CEO is entitled to a bonus plan, decided on by the Board each year, giving a maximum of 50% of annual salary. The CEO is also entitled to a certain number of shares through warrants and options/synthetic options, full details of which are shown in Note 23.

NOTE 7 Net Financial Items

EUR million	Year Ended 31 December 1999	2000	2001
Interest Expense			
Bank borrowings	-307.7	-347.1	-340.2
Finance leases	-20.3	-14.4	-44.1
Interest income	20.9	59.3	51.2
Dividend income	3.9	6.3	17.0
Exchange gains and losses	31.6	5.9	-58.5
Other financial income	12.6	10.1	44.7
Other financial expenses	-7.5	-13.0	-13.6
Total	-266.5	-292.9	-343.5

Gains and losses on derivative financial instruments are shown in Note 20.

The aggregate foreign exchange gains and losses included in the Consolidated Income Statement are:

EUR million	Year Ended 31 December 1999	2000	2001
Sales	24.1	4.6	28.6
Costs and expenses	-2.0	-9.9	-0.1
Net financial items	31.6	5.9	-58.5
Total	53.7	0.6	-30.0

NOTE 8 Income taxes

Profit Before Tax and Minority Interests

EUR million	Year Ended 31 December 1999	2000	2001
Finnish companies	574.2	780.5	796.5
Swedish companies	299.1	989.7	541.2
Other companies	269.4	328.8	-114.7
Total	1 142.7	2 099.0	1 223.0

Income Tax Expense

EUR million	Year Ended 31 December 1999	2000	2001
Current Tax Expense			
Finnish companies	141.0	194.5	176.8
Swedish companies	79.4	235.8	159.8
Other companies	73.8	243.2	182.2
Change in Deferred Taxes			
Finnish companies	26.1	30.5	67.0
Swedish companies	-0.4	11.4	-20.6
Other companies	69.5	-72.1	-288.6
Associated Company Taxes	2.4	7.0	23.0
Total	391.8	650.3	299.6

Income Tax Reconciliation

EUR million	Year Ended 31 December 1999	2000	2001
Profit before Tax and Minority Interests	1 142.7	2 099.0	1 223.0
Tax at domestic rates applicable to profits in the country concerned	377.1	624.2	352.0
Tax effect of non-deductible expenses and tax-exempt income	18.2	38.6	57.9
Tax effect of losses where no deferred tax benefit is recognised	-15.3	-1.3	-14.9
Change in legal status, Germany	-	-	-86.6
Other items	11.8	-11.2	-8.8
Income Taxes in the Consolidated Income Statement	391.8	650.3	299.6
Effective Tax Rate	34.3%	31.0%	24.5%

An increase in the tax base of German assets following a change in the legal status of former Feldmühle subsidiaries resulted in a tax credit of EUR 86.6 million for the year, thereby lowering the Group effective tax rate to 24.5% from 31.6%.

The Group has recognised a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. At 31 December 2001 Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of EUR 890 (EUR 674) million of which some EUR 362 million had no expiry date, EUR 74 million expire during the years 2002 – 2006 and the remainder expire thereafter. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities.

No deferred tax liability has been recognised for the undistributed earnings of Finnish subsidiaries as, in most cases, such earnings may be transferred to the Parent Company without any tax consequences. The Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries to the extent that such earnings are intended to be permanently reinvested in those operations.

Reconciliation of Deferred Tax Balances in 2001

EUR million	As at 1 Jan 2001	Charge in Income Statement	Acquisitions and Divestments	Translation Difference	OCI and CTA	As at 31 Dec 2001
Deferred Tax Liabilities						
Depreciation differences and untaxed reserves	1 744.0	-5.1	-29.1	5.3	-	1 715.1
Group eliminations	-15.8	13.8	-	-	12.8	10.8
Tax losses c/fwd and other temporary differences	-54.0	-218.3	1.5	-2.3	-	-273.1
Fair value adjustments for acquired net assets	573.3	-16.2	-28.8	8.3	-	536.6
	2 247.5	-225.8	-56.4	11.3	12.8	1 989.4
Fair valuation of available-for-sale investments and derivative financial instruments	27.6	-	-	-	-6.0	21.6
	2 275.1	-225.8	-56.4	11.3	6.8	2 011.0
Deferred Tax Assets						
Tax losses carried forward	70.5	32.7	-	-	-	103.2
Less valuation allowance	-58.8	-16.3	-	-	-	-75.1
	11.7	16.4	-	-	-	28.1
Change in Net Deferred Tax Liabilities	**2 263.4**	**-242.2**	**-56.4**	**11.3**	**6.8**	**1 982.9**

OCI = Other Comprehensive Income – see note 20, CTA= Cumulative Translation Adjustment

Reconciliation of Deferred Tax Balances in 2000

EUR million	As at 1 Jan 2000	Charge in Income Statement	Acquisitions and Divestments	Translation Difference	As at 31 Dec 2000
Deferred Tax Liabilities					
Depreciation differences and untaxed reserves	1 140.9	22.4	599.2	-18.5	1 744.0
Group eliminations	-5.9	-9.9	-	-	-15.8
Tax losses c/fwd and other temporary differences	6.3	-29.7	-29.9	-0.7	-54.0
Fair value adjustments for acquired net assets	348.4	-7.2	233.9	-1.8	573.3
	1 489.7	-24.4	803.2	-21.0	2 247.5
Deferred Tax Assets					
Tax losses carried forward	68.5	2.0	-	-	70,5
Less valuation allowance	-62.6	3.8	-	-	-58.8
	5.9	5.8	-	-	11.7
Change in Net Deferred Tax Liabilities	**1 483.8**	**-30.2**	**803.2**	**-21.0**	**2 235.8**

NOTE 9 Depreciation, Amortisation and Impairment Charges

EUR million	Year Ended 31 December 1999	2000	2001
Depreciation and Amortisation			
Intangible assets	12.7	14.7	17.5
Buildings and structures	85.4	100.4	96.0
Machinery and equipment	687.1	793.8	955.0
Other tangible assets	44.3	52.1	44.8
Goodwill	61.9	88.3	150.4
Total	891.4	1 049.3	1 263.7
Impairment			
Machinery and equipment	18.6	80.1	2.8
Other tangible assets	1.1	-	-
Goodwill	-	-	1.1
Total	19.7	80.1	3.9
Depreciation, Amortisation and Impairment Charges	911.1	1 129.4	1 267.6

Impairment of machinery, equipment and goodwill for the year ended 31 December 2001:

There were no material impairments for the year.

Impairment of machinery, equipment and goodwill for the year ended 31 December 2000:

Gruvön / Billerud (Packaging Boards)

Stora Enso Oyj and AssiDomän AB signed an agreement on 10 November 2000 concerning the formation of a new 50/50-owned company, Billerud AB, consisting of the Stora Enso Gruvön mill, together with the AssiDomän mills in Karlsborg and Skärblacka. Based on the fair value of the Gruvön mill as shown in the agreement, an impairment of fixed assets was evident and accordingly a charge of EUR 71.1 million was entered for 2000.

Newton Kyme (Packaging Boards)

The Newton Kyme mill in the UK ceased production on 21 December 2000 with final customer despatches on 31 March 2001. The mill had an annual capacity of 40 000 tonnes of packaging boards impermeable to fat and moisture, but the manufacture of these products was no longer commercially viable. A fixed asset impairment charge of EUR 2.9 million and a closure provision of EUR 12.0 million were entered in 2000; no further costs are anticipated and the site is on the market.

Langerbrugge (Magazine Paper)

On 9 January 2001 Stora Enso announced its intention to build a new paper machine in Langerbrugge, Belgium, and to permanently shut down two paper machines in Langerbrugge and Summa, Finland. After a write-down of EUR 5.8 million for Langerbrugge in 2000, the residual book values of both machines are being depreciated over their remaining useful lives. Any closure costs related to Summa will be entered in spring 2002, but no further costs are anticipated for Langerbrugge.

Nymölla (Fine Paper)

At the end of February 2002 Stora Enso will shut down a 140 000 tonne per year off-line coater in Nymölla, Sweden; most of the write-down was booked in 1998 with an additional charge of EUR 5 million in 2000, no further provisions being required.

Year ended 31 December 2001 EUR million	Goodwill	Intangible Assets	Land and Water	Buildings and Structures	Machinery and Equipment	Other Tangible Assets
Acquisition Cost						
At 1 January	2 834.8	164.8	1 466.5	2 684.8	15 443.2	1 071.7
Translation difference	101.6	0.2	-34.7	5.0	86.0	15.2
Reclassifications	-0.2	3.0	-21.3	30.1	14.2	-22.9
Acquisitions	123.0	-	-	-	-	-
Additions	3.6	18.7	18.1	55.9	433.1	340.9
Disposals	-26.4	-9.4	-12.8	-70.1	-220.5	-380.1
At 31 December	3 036.4	177.3	1 415.8	2 705.7	15 756.0	1 024.8
Accumulated Depreciation and Amortisation						
At 1 January	606.2	75.6	-	969.9	6 588.9	321.9
Translation difference	2.7	-0.4	-	0.2	9.8	-0.4
Companies acquired	-	-	-	4.4	36.9	-
Assets sold	-	-5.0	-	-34.2	-414.0	-15.3
Charge for the year	150.4	17.5	-	96.0	955.0	44.8
Impairment charges	1.1	-	-	-	2.8	-
At 31 December	760.4	87.7	-	1 036.3	7 179.4	351.0
Net Book Value at 31 December 2001	2 276.0	89.6	1 415.8	1 669.4	8 576.6	673.8
Net Book Value at 31 December 2000	2 228.6	89.2	1 466.5	1 714.9	8 854.3	749.9

Intangible assets at 31 December 2001 include unamortised computer software development costs of EUR 18.4 (EUR 23.2) million with a corresponding amortisation charge in the Income Statement of EUR 2.9 (EUR 2.9) million.

The Group has capitalised interest on the construction of qualifying assets using interest rates ranging from 6% to 11%. The amount of interest capitalised for the year ended 31 December 2001 totalled EUR 7.9 (EUR 3.3) million with a corresponding amortisation charge amounting to EUR 10.8 (EUR 16.6) million.

Carrying Values

EUR million	Year Ended 31 December 1999	2000	2001
Historical Cost			
At 1 January	289.9	133.2	178.2
Translation difference	1.8	-0.2	-
Additions	20.2	59.0	127.5
Disposals	-36.8	-13.8	-73.9
Transfer to available-for-sale investments	-141.9	-	-0.6
Historical cost at 31 December	133.2	178.2	231.2
Equity Adjustment to Investments in Associated Companies			
At 1 January	44.2	32.3	35.4
Share of results before tax	9.7	20.6	79.6
Translation difference	-27.3	6.3	-2.4
Dividends received	-3.1	-1.2	-14.9
Income taxes	-2.4	-7.0	-23.0
Disposals and other changes	11.2	-15.6	0.8
Equity Adjustment at 31 December	32.3	35.4	75.5
Carrying Value of Associated Companies at 31 December	165.5	213.6	306.7

The principal disposal in 2001 comprised the sale on 10 October of 40% of the Group's shareholding in Billerud AB, representing 20% of that company, for EUR 62.8 (SEK 580.7) million at a sales price approximating book value; at the year-end Stora Enso had a 30% shareholding, representing 18 822 300 shares, but with an intention to divest in the future.

The 1999 transfer from investments in associated companies to available-for-sale investments includes EUR 134.6 million relating to the reduction of the shareholding in Pohjolan Voima Oy to 16.5% and thence to 16% in 2001.

Related Party Balances

EUR million	As at 31 December 2000	2001
Receivables from Associated Companies		
Long-term loan receivables	2.1	4.4
Trade receivables	19.3	25.5
Short-term investments and receivables	0.1	0.3
Prepaid expenses and accrued income	0.2	-
Liabilities due to Associated Companies		
Long-term interest bearing liabilities	0.2	0.5
Trade payables	22.7	12.1
Accrued liabilities and deferred income	0.4	1.7
Other current interest-bearing liabilities	0.7	2.4

Related Party Transactions

EUR million	Year Ended 31 December 1999	2000	2001
Sales to associated companies	122.7	122.8	86.2
Interest on associated company loan receivables	1.5	0.3	-
Purchases from associated companies	-150.1	-31.4	-78.3

The Group occasionally engages in transactions with associated companies, such as sales of wood material and purchases of energy and pulp products. All agreements are negotiated at arm's length and are conducted on terms that the Group considers customary in the industry and generally no less favourable than would be available from independent third parties.

Principal Associated Companies

	Domicile	As at 31 December 2001 %	2000 EUR million	2001 EUR million
Sunila Oy (pulp mill)	Finland	50.0	51.4	51.8
Billerud AB (pulp, SC, fluting, kraft papers)	Sweden	30.0	-	100.2
Thiele Kaolin Company	USA	34.9	-	36.7
Steveco Oy (stevedoring)	Finland	36.7	14.1	15.2
Veracel (pulp mill project)	Brazil	45.0	55.7	49.5
Mitsubishi HiTec Paper Bielefeld GmbH (technical office papers)	Germany	24.0	19.3	18.1
Mitsubishi HiTec Paper Flensburg GmbH (technical office papers)	Germany	24.1	5.7	5.2
			146.2	276.7
Others			67.4	30.0
Carrying Value of Associated Companies at 31 December			213.6	306.7

On 1 January 2001 the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement, which required Stora Enso to reclassify its investments into the three categories of trading, held-to-maturity and available-for-sale; at the Balance Sheet date the Group held only available-for-sale investments. On the adoption of IAS 39, the Group recorded an adjustment of EUR 87.1 million to recognise the difference between the book and fair values of its available-for-sale investments at 1 January 2001; in accordance with the standard, the Balance Sheet for 2000 need not be restated to show this effect. All available-for-sale investments are considered to be non-current assets unless they are expected to be realised within twelve months.

Summary of Values

EUR million	Year Ended 31 December 1999	2000	2001
Acquisition cost at 1 January as previously reported			
Listed – Listed Shares	48.0	49.3	132.3
Unlisted –Shares in other companies	128.8	280.4	177.2
Investments reclassified as available-for-sale	176.8	329.7	309.5
Effect of IAS 39	-	-	87.1
Available-for-Sale investments at 1 January	176.8	329.7	396.6
Translation difference	0.5	-0.4	-0.8
Additions	19.1	20.6	20.5
Disposals	-11.6	-40.4	-9.3
Change in fair values	-	-	-28.6
Reversal of write-down	3.0	-	-
Transfer from Associated Companies	141.9	-	-
Carrying Amount at 31 December	**329.7**	**309.5**	**378.4**

The fair value of publicly traded securities are based on quoted market prices at the Balance Sheet date whereas the fair value of other securities are assessed using a variety of methods and assumptions based on market conditions existing at each Balance Sheet date; quoted market prices or dealer quotes for similar or identical securities may be obtained, alternatively, other techniques such as option pricing models and estimated discounted values of future cash flows, may also be used.

The 1999 transfer from Investments in associated companies largely comprised EUR 134.6 million relating to the reduction in the shareholding in Pohjolan Voima Oy to 16.5% that year and thence to 16.0% in 2001.

Principal Available-for-Sale Investments

EUR million	Holding %	Number of Shares	Acquisition Cost	Market Value
	As at 31 December			
Listed Shares				
Advance Agro PCL, Thailand	18.9	100 536 328	69.1	38.7
Alfred Berg Global B	13.2	5 334 914	4.5	4.7
Alfred Berg Euro Obligaatio Pro	11.3	4 800 307	5.0	5.0
CPI Group Ltd, Australia (11.2% of voting rights)	8.4	4 784 142	5.0	2.2
Finnlines Oyj, Finland	5.5	1 104 670	1.9	25.4
Kemira Oyj, Finland	0.1	160 000	0.9	1.1
Merita Pro Euro Bond	6.1	496 980	5.5	5.7
Nordea Foresta Kasvu, Finland	4.3	5 000 000	0.8	1.8
Nordea AB, Sweden	0.1	3 706 214	8.7	22.2
Silja Oyj, Finland	2.0	1 261 211	2.5	2.1
Sampo Plc, Finland, A series	1.6	8 911 140	25.7	78.4
Tietoenator Oyj, Finland	0.0	29 160	0.6	0.9
Others	-	N/A	8.8	9.2
Total Listed Shares			138.9	197.4
Unlisted Shares			181.0	181.0
Total Available-for-Sale Investments*			319.9	378.4

*As mentioned in Note 4, the shares in Billerud AB, accounted for under Investments in Associated Companies, are intended to be divested.

The difference of EUR 58.5 million between the acquisition cost and market value of the available-for-sale investments represents the adjustment on the adoption of IAS 39 as shown in Note 20.

Disposals

EUR million	1999	2000	2001
	Year Ended 31 December		
Sale proceeds	15.0	49.3	15.6
Carrying value	11.6	40.4	9.3
Gain on Sale	3.4	8.9	6.3

NOTE 13 Other Non-Current Assets

EUR million	As at 31 December 2000	2001
Stora Enso North America Corp.: Overfunded pension plan (Note 17)	191.2	205.7
Others	63.3	52.2
Total	254.5	257.9

NOTE 14 Inventories

EUR million	As at 31 December 2000	2001
Materials and supplies	678.8	707.5
Work in progress	92.5	87.6
Finished goods	757.7	752.5
Other inventories	38.4	29.9
Advance payments	22.1	22.5
Total	1 589.5	1 600.0

NOTE 15 Receivables

Short-term Receivables

EUR million	As at 31 December 2000	2001
Trade receivables	2 028.2	1 732.7
Prepaid expenses and accrued income	125.8	81.2
Other receivables	206.7	162.4
Total	2 360.7	1 976.3

Receivables falling due after one year are included in non-current receivables.

Loan Receivables

EUR million	As at 31 December 2000	2001
Restricted US cash balance for cross-border leasing	454.2	482.4
Derivative financial instruments (Note 20)	-	188.2
Other loan receivables	128.3	167.9
	582.5	838.5
Current Assets : Receivable within 12 months	96.2	333.1
Non-current Assets : Receivable after 12 months	486.3	505.4
Total	582.5	838.5

Loan receivables at 31 December 2001 attracted annual interest rates ranging from 2.14% to 6.21%.

In accordance with IAS 39, financial instrument comparatives for 2000 have not been restated.

NOTE 16 Shareholders' Equity

Under the Articles of Association, the minimum issued share capital of the Company is EUR 850 million and the maximum EUR 3 400 million, within the limits of which it may be increased or reduced without amendment to the Articles; the minimum number of shares that may be issued is 500 million and the maximum number 2 000 million. Series A shares entitle the holder to one vote per share whereas Series R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of Series A shares is 500 million and Series R shares, 1 600 million, the aggregate not exceeding 2 000 million. Series A shares may be converted into Series R shares at the request of a shareholder on dates decided annually by the Board of Directors. At 31 December 2001 the Company's fully paid-up share capital as entered in the Finnish Trade Register was EUR 1 541.5 (EUR 1 576.3) million.

As from 1997, the Finnish Companies Act determined that the individual nominal value of shares would no longer be a fixed sum, but would instead represent the total value of the issued share capital divided by the number of shares in issue; this concept is known as the "counter value", but for all practical purposes this remains the same as nominal value, being the term used herein. The current nominal value of each issued share is EUR 1.70, unchanged from the previous year.

The Board of Directors will propose to the forthcoming Annual General Meeting to continue to reduce the registered share capital of the Company by cancelling repurchased own shares. The issued share capital will be reduced by not more than 5%, being EUR 77.0 million, through the cancellation of a maximum of 9 679 000 Series A shares and a maximum of 35 586 000 Series R shares, all of which will have been repurchased by the Company under the authorisation granted by the Annual General Meeting 2001 on the basis of the established scheme for the repurchase of its own shares.

At 31 December 2001 Stora Enso Oyj held shares with an acquisition cost of EUR 125.5 (EUR 173.7) million, comprising 799 400 Series A shares along with 9 953 761 Series R shares, and representing 1.2% of the share capital and 0.7% of voting rights; a subsidiary of the Company, Merivienti Oy, also held 5 601 Series R shares with a nominal value of EUR 9 521.

At the end of 2001 Directors and Management Group members owned 23 175 Series A shares and 2 781 669 Series R shares, representing less than 0.1% of the total voting rights of the Company. A full description of Company Option Programmes, along with full details of Director and Executive interests, is shown at Note 23; at 31 December 2001 the impact on the issued share capital of these Programmes, comprising 2 025 000 new Series R shares subscribable against bonds with warrants, amounted to 0.2% of the share capital and 0.1% of the voting rights after the exercise of the options.

Change in Share Capital

	Series A	Series R	Total
Shares in Issue at 1 January 1999	243 394 655	516 185 034	759 579 689
Conversion of Series A shares to Series R shares, 6-24 Sep	-34 443 467	34 443 467	-
Warrants exercised and registered 26 Oct	-	30 000	30 000
At 31 December 1999	208 951 188	550 658 501	759 609 689
Warrants exercised and registered 26 Jan	-	246 000	246 000
Share issue (Consolidated Papers, Inc.) 11 Sep	-	167 367 577	167 367 577
Conversion of Series A shares to Series R shares 16-27 Oct	-14 454 732	14 454 732	-
At 31 December 2000	194 496 456	732 726 810	927 223 266
Warrants exercised and registered 5 Jan	-	312 000	312 000
Warrants exercised and registered 16 Mar	-	964 201	964 201
Cancellation of repurchased shares 9 Apr	-910 600	-22 260 100	-23 170 700
Warrants exercised and registered 29 May	-	228 000	228 000
Warrants exercised and registered 20 Jul	-	773 522	773 522
Conversion of Series A shares to Series R shares 17-28 Sep	-9 312 271	9 312 271	-
Warrants exercised and registered 17 Oct	-	238 287	238 287
Warrants exercised and registered 29 Nov	-	184 723	184 723
At 31 December 2001	184 273 585	722 479 714	906 753 299
Warrants exercised and registered 10 Jan	-	1 158 000	1 158 000
Shares in Issue at 10 January 2002	184 273 585	723 637 714	907 911 299
Number of votes as at 31 December 2001	184 273 585	72 363 771	256 637 356
Share Capital at 31 December 2001, EUR million	313.2	1 230.2	1 541. 5
Share Capital at 31 December 2000, EUR million	330.6	1 245.6	1 576.3

Nominal Value for all Shares is EUR 1.70

In December 2001, 1 158 000 shares were issued under 1997 bonds with warrants, but these were not registered in the Finnish Trade Register until 10 January 2002; *this increased the total number of shares to the amounts shown above.*

Treasury Shares

	Series A	Series R	Total
Shares held at 1 January 2001	318 000	16 301 300	16 619 300
Total shares repurchased in the year	1 392 000	15 932 800	17 324 800
Shares cancelled on 9 April	-910 600	-22 260 100	-23 170 700
Shares allocated to Option Programmes	-	-20 239	-20 239
Total Shares held at 31 December 2001	799 400	9 953 761	10 753 161

The Annual General Meeting on 20 March 2001 decided to reduce the Company's share capital by EUR 39.4 million by cancelling 910 600 A shares and 22 260 100 R shares; these shares were repurchased between September 2000 and March 2001 under authorisation granted by the previous Annual General Meeting.

Quarterly Share Repurchases

	Number of Shares			Cost in EUR million		
	Series A	Series R	Total	Series A	Series R	Total
January - March	610 700	6 608 300	7 219 000	7.0	74.5	81.6
April - June	458 500	1 765 900	2 224 400	5.5	19.8	25.3
July - September	273 600	5 813 800	6 087 400	3.3	67.3	70.6
October - December	49 200	1 744 800	1 794 000	0.7	21.9	22.5
Total	1 392 000	15 932 800	17 324 800	16.5	183.5	200.0
Shares allocated to Option Programmes				-	0.2	0.2
				16.5	183.3	199.8

Quarterly Values per Share

	Series A			Series R		
EUR	Lowest	Average	Highest	Lowest	Average	Highest
January - March	10.32	11.57	12.37	10.35	11.28	12.48
April - June	10.51	12.00	12.47	10.59	11.20	12.50
July - September	10.53	12.06	12.79	10.63	11.57	12.80
October - December	11.55	13.35	14.01	11.76	12.54	14.02
Summary for 2001	10.32	11.87	14.01	10.35	11.52	14.02

NOTE 17 Post-employment Benefits

The Group has established a number of pension plans for its operations throughout the world. In Finland pension cover is now entirely arranged through local insurance companies, though in previous years some cover was provided through Stora Enso's own funds, which were closed in 2000 and 2001. In Sweden cover is arranged through both insurance companies and book reserves in accordance with the Swedish "PRI/FPG System" applying to the vast majority of large Swedish corporations. Pension arrangements outside Scandinavia are made in accordance with the regulations and practice of the countries in question, mostly being defined benefit pension plans with retirement, disability, death and termination income benefits; the retirement benefits are generally a function of years worked and final salary and are coordinated with local national pensions. The Group also has some fully insured plans and defined contribution plans, the charge to the Income Statement for the latter amounting to EUR 223.1 (EUR 143.8) million for the year.

Group policy for funding its defined benefit plans is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in actuarial calculations of liability in book reserves; the charge in the Income Statement for year amounted to EUR 6.3 (EUR 47.2) million.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programmes, the charge for the year being EUR 30.9 (EUR 7.6) million.

Stora Enso was previously entitled to borrow from its related party pension funds in Finland. At 31 December 2000 such borrowings amounted to EUR 17.5 million, with interest expense thereon of EUR 10.8 million for the year, but this was repaid in early 2001 together with a negligible interest sum.

Retirement age for the management of Group companies has been agreed at between 60 and 65 years and for members of the Executive Management Group at 60 years.

Pension and Post-Employment Benefit Provisions

EUR million	As at 31 December 2000	2001
Defined benefit plans	373.5	323.3
Other post-employment benefits	207.1	245.0
Stora Enso North America Corp.: Overfunded pension plan shown in assets (Note 13)	191.2	205.7
Total Liability	**771.8**	**774.0**

Balance Sheet Reconciliation

EUR million	As at 31 December 2000	2001
Net liability at 1 January	575.5	771.8
Translation difference	-10.6	18.5
Acquisition	*223.0*	*-7.4*
Increase	55.4	4.0
Decrease	-71.5	-12.9
Net Liability at 31 December	**771.8**	**774.0**

Amounts Recognised in the Balance Sheet

	Defined Benefit Pension Plans		Other Post-Employment Benefits	
	As at 31 December			
EUR million	2000	2001	2000	2001
Present value of funded obligations	996.4	958.9	267.6	379.0
Fair value of plan assets	-1 086.0	-915.4	-55.2	-39.7
Present value of unfunded obligations	534.8	521.0	10.8	12.8
Unrecognised actuarial gains and losses	-57.3	-227.9	-16.1	-110.9
Unrecognised prior service cost	-14.4	-13.3	-	3.8
Net Liability in the Balance Sheet	**373.5**	**323.3**	**207.1**	**245.0**

Amounts Recognised in the Income Statement

	Defined Benefit Pension Plans			Other Post-Employment Benefits		
	Year ended 31 December					
EUR million	1999	2000	2001	1999	2000	2001
Current service cost	18.4	23.2	30.6	-	2.5	8.5
Interest cost	37.1	53.4	77.1	-	7.0	25.2
Expected return on plan assets	-10.4	-34.8	-82.8	-	-1.9	-4.4
Net actuarial losses (gains) recognised in year	-19.3	5.4	0.2	-	-	-0.8
Settlements	-	-	-21.4	-	-	-
Loss curtailment	0.4	-	2.6	-	-	2.4
Total Included in Personnel Expenses	**26.2**	**47.2**	**6.3**	**-**	**7.6**	**30.9**

The actual return on plan assets was EUR 75.6 (EUR 80.9) million at 31 December.

Weighted Average Assumptions Used in Calculating Benefit Obligations

	Defined Benefit Pension Plans			Other Post-Employment Benefits		
	Year Ended 31 December					
	1999	2000	2001	1999	2000	2001
Discount rate %	5.0 - 7.3	5.5 - 7.5	5.5 - 7.3	-	7.5	7.3
Expected return on plan assets %	5.5 - 8.0	4.5 - 9.0	4.5 - 9.0	-	9.0	9.0
Future salary increase %	1.0 - 4.0	2.0 - 5.0	2.0 - 5.0	-	5.0	5.0
Future pension increases %	1.5 - 2.8	1.5 - 2.8	1.5 - 2.8	-	-	-
Expected average remaining working lives of employees	11 - 18	14 - 18	14 - 18	-	16	16

Benefit Plan Reconciliation

	Defined Benefit Pension Plans		Other Post-Employment Benefits	
	As at 31 December			
EUR million	2000	2001	2000	2001
Net liability at 1 January	575.5	373.5	-	207.1
Translation difference	-10.6	6.5	-	12.0
Acquisition	-174.8	-7.4	206.6	-
Divestment	-7.2	-	-	-
Net expense recognised in the Income Statement	47.2	6.3	7.6	30.9
Contributions paid	-57.2	-51.9	-7.1	-5.0
Settlements	0.6	-3.7	-	-
Net Liability in the Balance Sheet	**373.5**	**323.3**	**207.1**	**245.0**

NOTE 18 Borrowings

Loans from international credit institutions consist of borrowings with varying maturities, the latest being in 2023, and with either fixed or floating interest rates ranging from 1.68% to 9.99%. The majority of Group loans are denominated in Euros, the principal other currencies being Swedish Kronas and US Dollars. At 31 December 2001 the Group's unused credit facilities totalled EUR 2 809.4 (EUR 1 828.0) million.

As permitted in Finland, a portion of annual pension payments has been borrowed from pension insurance companies at specified interest rates; the Group may elect to borrow up to 55% of the annual pension contribution. Principal payments are due annually based on 7% of the outstanding balance on the anniversary date of the loan and the interest rate on such loans, as regulated by the Finnish Ministry of Social Affairs and Health, was 5.75% at 31 December 2001.

During 2001 Stora Enso bought back debt with a nominal value of SEK 924 (EUR 99.3) million with a gain in financial items of SEK 10.7 (EUR 1.2) million, USD 3 (EUR 3.4) million with a loss of USD 0.3 (EUR 0.3) million and EUR 3 million resulting in a loss of EUR 0.1 million.

In 2000 Stora Enso bought back debt with a nominal value of SEK 1 200 (EUR 141) million, resulting in a gain in financial items of SEK 18 (EUR 2.1) million, less related tax of SEK 5 (EUR 0.6) million. The purchase was financed with a new SEK bond issue and, in connection with the early debt repayment, the Group terminated swaps hedging these issues.

Net interest-bearing liabilities are designated as such on the Balance Sheet and amounted to EUR 4 819.9 (EUR 5 182.7) million at 31 December 2001; most of this net liability is represented by long-term debt. The breakdown of net interest-bearing liabilities and operating capital by principal country/area is detailed in the following table.

Country/Area Breakdown

EUR million	As at 31 December 2000	2001	2000	2001
	Net Interest-bearing Liabilities		Operating Capital	
Euro area	2 486.3	-593.2	6 477.5	6 570.1
Sweden	838.8	1 409.9	3 244.3	2 799.0
USA	1 643.5	3 351.1	5 638.5	5 503.9
Canada	-0.9	-29.9	643.2	613.1
China	-	228.8	225.8	252.7
UK	-56.0	12.8	79.2	92.7
Other	271.0	440.4	248.4	274.9
Total	*5 182.7*	*4 819.9*	*16 556.9*	*16 106.4*

Repayment Schedule of Long-term Debt

EUR million	As at 31 December 2002	2003	2004	2005	2006	2007-	Total
Bond loans	44.3	288.1	365.0	68.1	516.3	2 463.7	3 745.5
Loans from credit institutions	90.7	57.2	132.0	57.4	29.8	416.9	784.0
Pension loans	66.6	12.9	0.5	0.4	0.4	4.9	85.7
Leasing liabilities	26.7	23.5	32.2	50.3	26.2	623.9	782.8
Other long-term liabilities	1.7	4.2	1.6	1.0	0.8	4.7	14.0
Total Long-term Debt	*230.0*	*385.9*	*531.3*	*177.2*	*573.5*	*3 514.1*	*5 412.0*

Current Liabilities: Repayable within the next 12 months	230.0
Long-term Liabilities: Repayable after 12 months	5 182.0

Bond Loans in Long-term Debt

Issue/ Maturity Dates	Description of Bond	Interest Rate %	Currency of Bond	Nominal Value Issued	Outstanding As at 31 December 2000	Outstanding As at 31 December 2001	Carrying Value As at 31 December 2000	Carrying Value As at 31 December 2001
				Currency million			EUR million	
Fixed Rate								
1991-2006	Series C Senior Notes 2006	9.99	USD	50.4	50.4	50.4	54.2	60.6
1993-2003	Series B Senior Notes 2003 *	8.64	USD	65.0	65.0	62.0	69.9	70.4
1993-2003	Swedish Medium Term Note *	8.96	SEK	350.0	350.0	328.0	39.6	49.1
1993-2003	Swedish Medium Term Note *	9.50	SEK	255.0	255.0	89.0	28.9	13.3
1993-2004	Series B Senior Notes 2004	7.11	USD	7.0	7.0	7.0	7.5	8.1
1993-2019	Series C Senior Notes 2019	8.60	USD	50.0	50.0	50.0	53.7	56.7
1994-2004	Swedish Medium Term Note *	8.00	SEK	500.0	500.0	50.0	23.1	5.9
1996-2006	Swedish Medium Term Note	7.90	SEK	470.0	470.0	470.0	53.2	86.4
1997-2004	Senior Notes Series A 2004	6.71	USD	81.0	81.0	81.0	87.0	90.7
1997-2004	Finnish Serial Bond 1/1997 *	6.00	FIM	1 484.0	1 484.0	1 466.2	249.6	246.6
1997-2007	Senior Notes Series B 2007	6.82	USD	102.0	102.0	102.0	109.6	112.5
1997-2009	Senior Notes Series C 2009	6.90	USD	48.5	48.5	48.5	52.1	53.2
1997-2012	Senior Notes Series D 2012	7.00	USD	22.5	22.5	22.5	24.2	24.4
1997-2017	Senior Notes Series E 2017	7.14	USD	23.0	23.0	23.0	24.7	24.6
1997-2017	Euro Medium Term Note *	4.105	JPY	10 000.0	10 000.0	10 000.0	93.5	87.2
1998-2002	Swedish Medium Term Note *	5.50	SEK	200.0	200.0	150.0	17.0	16.1
1998-2008	Swedish Medium Term Note *	4.00	SEK	264.4	250.0	250.0	28.3	26.9
1998-2009	Senior Notes Series F 2009	6.93	USD	30.0	30.0	30.0	32.2	32.7
1998-2018	Senior Notes Series G 2018	7.24	USD	65.0	65.0	65.0	69.9	68.0
1998-2023	Senior Notes Series H 2023	7.30	USD	65.0	65.0	65.0	69.9	66.9
1999-2006	Swedish Medium Term Note *	5.90	SEK	500.0	143.0	43.0	11.3	4.5
1999-2008	Swedish Fixed Real Rate *	4.00	SEK	105.3	105.3	100.0	11.3	10.8
2000-2003	Euro Medium Term Note *	5.25	SEK	1 000.0	1 000.0	1 000.0	113.2	108.2
2000-2005	Swedish Medium Term Note *	6.50	SEK	100.0	100.0	100.0	11.3	10.8
2000-2006	Euro Medium Term Note *	6.25	SEK	2 000.0	2 000.0	2 000.0	226.5	214.1
2000-2007	Eurobond 6.375 % Notes 2007 *	6.375	EUR	850.0	850.0	850.0	850.0	840.7
2000-2007	Euro Medium Term Note *	6.90	SEK	200.0	200.0	200.0	22.6	21.5
2001-2003	Euro Medium Term Note *	5.25	SEK	500.0	-	500.0	-	54.2
2001-2006	Euro Medium Term Note *	6.25	SEK	2 000.0	-	2 000.0	-	219.3
2001-2011	Global 7.375 % Notes 2011 *	7.375	USD	750.0	-	750.0	-	862.5
Loans matured and extinguished in 2001							157.7	-
Total Fixed Rate Bond Loans							2 592.0	3 546.9
Floating Rate								
1997-2007	Euro Medium Term Note *	Libor+0.35	FIM	110.0	110.0	110.0	18.5	18.5
1998-2002	Swedish Medium Term Note *	Stibor+0.25	SEK	100.0	100.0	100.0	11.3	10.8
1998-2008	Euro Medium Term Note *	Libor+0.35	USD	30.0	30.0	30.0	32.2	34.0
1998-2008	Euro Medium Term Note *	Libor+0.33	USD	40.0	40.0	40.0	43.0	45.4
1999-2005	Swedish Medium Term Note *	Stibor+0.318	SEK	300.0	300.0	300.0	34.0	32.3
1999-2005	Euro Medium Term Note	Stibor+0.45	SEK	110.0	110.0	110.0	12.5	11.8
2000-2007	Swedish Medium Term Note *	Euribor+0.75	EUR	10.0	10.0	10.0	10.0	10.0
2000-2010	Euro Medium Term Note *	Euribor+0.8	EUR	25.0	25.0	25.0	25.0	25.0
2001-2002	Swedish Medium Term Note *	Stibor+0.12	SEK	100.0	-	100.0	-	10.8
Loans matured and extinguished in 2001							45.2	-
Total Floating Rate Bond Loans							231.7	198.6
Total Bond Loans							2 823.7	3 745.5

* Parent company liabilities

Short-term Borrowings

EUR million	As at 31 December 2000	2001
Short-term loans	1 078.0	917.2
Derivative financial instruments (Note 20)	-	80.3
	1 078.0	997.5

In accordance with IAS 39, financial instrument comparatives for 2000 have not been restated.

Group short-term loans are principally denominated in euros (49.4%), US dollars (31.0%) and Swedish kronas (10.1%), with maturities of between 1 week and 10 months. Short-term loans consist mainly of commercial paper with applicable weighted average interest rates being 3.68% (5.14%) for the euro, 5.25% (n/a) for the US dollar and 3.88% (4.28%) for the Swedish krona.

Finance Lease Liabilities

Stora Enso has a number of finance leasing agreements for machinery and equipment maturing between 2008 and 2015 for which capital costs of EUR 818.7 (EUR 853.3) million are included in machinery and equipment; the depreciation thereon was EUR 66.7 (EUR 28.3) million. The aggregate leasing payments amounted to EUR 80.2 (EUR 54.0) million, the interest element being EUR 44.1 (EUR 14.4) million.

Leasing Liabilities

EUR million	As at 31 December 2000	2001
Minimum lease payments		
Less than 1 year	78.5	87.2
1 - 5 years	344.3	325.8
Over 5 years	1 061.4	1 082.6
	1 484.2	1 495.6
Future finance charges	-703.2	-712.8
Present Value of Finance Lease Liabilities	**781.0**	**782.8**
Representing the Value of Finance Lease Liabilities		
Less than 1 year	75.0	83.3
1 - 5 years	265.6	243.7
Over 5 years	440.4	455.8
	781.0	782.8

NOTE 19 Other Current Liabilities and Other Provisions

Other Current Liabilities

EUR million	As at 31 December 2000	2001
Advances received	9.2	7.0
Trade payables	912.2	840.6
Other current liabilities	355.6	276.1
Accrued liabilities and deferred income	613.6	507.3
Total	1 890.6	1 631.0

Accrued liabilities and deferred income consist mainly of personnel expenses, VAT liabilities, discounts and other accruals.

Other Provisions

EUR million	Environmental	Other	Total
Carrying value at 1 January 2001	69.7	103.7	173.4
Translation difference	-2.0	-1.9	-3.9
Increase	7.8	38.1	45.9
Decrease	-18.0	-43.8	-61.8
Carrying Value at 31 December 2001	57.5	96.1	153.6

Adoption of IAS 39 - Financial Instruments: Recognition and Measurement

IAS 39 - Financial Instruments: Recognition and Measurement, requires all financial assets and financial liabilities, including all derivatives, to be recognised on the Balance Sheet. They are initially measured at cost, which is the fair value or whatever was paid or received to acquire the financial asset or liability, but then subsequently, all financial assets should be measured to fair value with a few specific exceptions. After acquisition most financial liabilities should be measured at their original recorded amount less principal repayments and amortisation.

At the start of the period in which IAS 39 is applied, the Standard requires the Group to identify all financial assets and liabilities that are required to be measured at fair values. Any resulting adjustment to previous carrying amounts should be recognised as an adjustment of the balance of retained earnings at the beginning of the period and accordingly the Group booked a credit to retained earnings of EUR 67.2 million net of tax.

IAS 39 also imposes strict limits on the use of hedge accounting, even for hedges that are economically effective. The standard applies to financial statements for periods beginning on or after 1 January 2001, being the date when the Group adopted IAS 39; the impact on Shareholder Equity and on various Balance Sheet items at that date is shown below.

Financial Impact of Adopting IAS 39

EUR million	As at 1 January 2001 Fair Value Adjustments	Deferred Tax	Retained Earnings
Available-for-sale investments	87.1	-25.2	61.9
Derivatives measured to fair value			
Non-qualifying hedges	5.0	-1.4	3.6
Cash-flow hedges	19.7	-5.9	13.8
Fair-value hedges	22.0	-6.3	15.7
Restatement of hedged assets and liabilities at fair value	-39.0	11.2	-27.8
Total Adjustments	94.8	-27.6	67.2

The Group reclassified its investments in both listed and unlisted securities as available-for-sale investments, revalued them to fair value at 1 January and made a cumulative adjustment of EUR 61.9 million, net of taxes, to retained earnings.

Other derivatives, considered to represent non-qualifying hedges under the strict criteria of IAS 39, were measured at fair value and shown in the Balance Sheet as either assets or liabilities, which resulted in adjustments of EUR 6.0 million to interest-bearing assets and EUR 1.0 million in interest-bearing liabilities. The Group recorded a corresponding cumulative credit of EUR 3.6 million, net of taxes, in retained earnings to recognise the difference between the carrying values and fair values of these derivatives.

In addition, adjustments of EUR 23.0 million were recorded in interest-bearing assets and EUR 3.2 million in interest-bearing liabilities to recognise all derivatives designated as cash flow hedging instruments at fair value; this included EUR -0.3 million relating to commodity hedges. The Group also recorded a corresponding cumulative adjustment of EUR 13.8 million net of tax in retained earnings to recognise the difference between carrying values and fair values.

The Group recorded a cumulative adjustment of EUR 15.7 million net of taxes in retained earnings at 1 January to recognise at fair value all derivatives designated as fair value hedging instruments, against which the Group also recorded a cumulative negative adjustment of EUR 27.8 million net of taxes to recognise the difference, attributable to the hedged risks, between carrying values and fair values of the assets and liabilities being hedged.

Shareholders' Equity - Other Comprehensive Income ("OCI")

In 2000 the Group did not recognise in its Financial Statements the changes in fair values of derivative financial instruments, however with the adoption of IAS 39 on 1 January 2001, certain derivatives were designated as cash flow hedges and measured to fair values with the fair value movements being disclosed in the separate equity category of OCI: Hedging Reserve. The other component of OCI is the available-for-sale reserve, representing the difference between the fair value carrying amounts of investments and their cost (see Note 12). Movements in the year for these two reserves, together with the balances at the year end, are as shown below.

OCI Reserves

	Hedging Reserve			Available-	Total
EUR million	Forward Contracts	Commodity Hedges	Total	for-sale Reserve	OCI Reserves
Movements for the year					
Gains and losses from changes in fair value	-28.0	33.5	5.5	-28.6	-23.1
Deferred taxes	8.6	-10.0	-1.4	7.4	6.0
Net change in OCI at 31 December 2001	-19.4	23.5	4.1	-21.2	-17.1

Hedging of Net Investment in Foreign Entity
Group policy for translation risk exposure is to minimise this by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on all financial liabilities and instruments used for hedging purposes, are offset in the Cumulative Translation Adjustment ("CTA") in Equity against the respective currency movements arising from the restatement of the net investments at current exchange rates on the Balance Sheet date:

- The Group had USD 1 008.0 (EUR 1143.8) million of borrowings and USD 330.0 (EUR 374.4) million of forward contracts hedging its net investment in Stora Enso North America Corp. The unrealised exchange gain on the borrowings was EUR 3.9 million and, for the forward contracts, an unrealised fair value loss of EUR 2.1 million in CTA.
- CAD 852.0 (EUR 605.2) million of forward contracts are designated as hedges of the net investment in Stora Enso Port Hawkesbury Ltd with an unrealised fair value gain of EUR 31.9 million being included in CTA.
- Forward contracts of GBP 50.0 (EUR 82.2) million hedge the Group's UK exposure with an unrealised fair value loss of EUR 0.1 million EUR included in CTA.

Fair Values of Financial Instruments
In accordance with IAS 39, derivative financial instruments have to be disclosed on the Balance Sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial items have been estimated on the following basis :

- Currency option contract values are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.
- The carrying amounts of foreign exchange forward contracts are calculated using year end market rates and thus they approximate fair values.
- The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.
- Cross currency swaps are fair valued against discounted cash flow analysis and year end foreign exchange.
- The fair values of interest rate futures have been calculated by using either discounted cash-flow analysis or quoted market prices on future exchanges, the carrying amounts approximating fair values.
- Commodity contract fair values are computed with reference to quoted market prices on future exchanges and thus the carrying amounts approximate fair values.
- The Group had no outstanding embedded derivatives at 31 December 2001

Certain gains and losses on financial instruments are taken directly to equity, either to offset Cumulative Translation Adjustments (CTA) or deferred under Other Comprehensive Income (OCI). The remaining fair value movements are taken to the Income Statement as Net Financial Items, the amounts for 2001 being shown over.

Fair Value Hedge Gains and Losses

EUR million	Year Ended 31 Dec 2001
Net gains on qualifying hedges, incl. fair value changes in hedged items	12.5
Net losses on non-qualifying hedges	-4.8
Net Fair Value Gains in Net Financial Items	**7.7**

Nominal Values of Derivative Financial Instruments

EUR million	As at 31 December 2000	2001
Interest-Rate Derivatives		
Interest-rate swaps		
Maturity under 1 year	96.6	16.1
Maturity 2-5 years	307.6	766.5
Maturity 6-10 years	333.3	1 078.5
	737.5	1 861.1
Interest-rate options	-	500.0
Total	**737.5**	**2 361.1**
Foreign-Exchange Derivatives		
- Cross-currency swap agreements	286.9	243.7
- Forward contracts	4 515.0	7 526.2
Total	**4 801.9**	**7 769.9**
Commodity Derivatives		
Forward agreements	108.0	-
Commodity swaps	67.9	270.1
Total	**175.9**	**270.1**

Net Fair Values of Derivative Financial Instruments

EUR million	As at 1 Jan 2001 Net Fair Values	As at 31 December 2001 Positive Fair Values	Negative Fair Values	Net Fair Values
Interest-rate swaps	16.7	56.3	5.7	50.6
Cross-currency swaps	-11.7	0.3	50.9	-50.6
Forward contracts	125.5	103.6	80.4	23.2
Commodity swaps and forwards	5.0	33.2	0.1	33.1
Total	**135.5**	**193.4**	**137.1**	**56.3**

Positive and negative fair values of financial instruments are shown under Loan Receivables, Short-term Borrowings or Long-term Debt; in accordance with IAS 39, the comparatives for 2000 have not been restated.

Commitments

EUR million	As at 31 December 2000	2001
On Own Behalf		
Pledges given (1)	38.9	18.7
Mortgages	400.8	396.6
On Behalf of Associated Companies		
Mortgages	1.0	1.0
Guarantees	14.5	68.3
On Behalf of Others		
Pledges given	0.4	0.6
Guarantees	102.8	98.0
Other Commitments, own		
Leasing commitments, in next 12 months	30.3	43.4
Leasing commitments, after next 12 months	106.9	257.3
Pension liabilities	2.9	2.1
Other contingencies (2)	87.2	92.5
Total	785.7	978.5
Pledges given	39.3	19.3
Mortgages	401.8	397.6
Guarantees	117.3	166.3
Leasing commitments	137.2	300.7
Pension liabilities	2.9	2.1
Other contingencies	87.2	92.5
Total	785.7	978.5

(1) Assets pledged as at 31 December 2000 and 2001 consist of marketable securities, inventories and fixed assets.

(2) Includes USD 64 (EUR 72.6) million as a maximum contingent liability pursuant to the indemnification provision of the sale and purchase agreement dated 9 February 1994 between Stora Kopparberg Bergslags AB and Wahid Vermögensverwaltungs GmbH in the relation to the disposal of Tarkett Inc.

Stora Enso Oyj has guaranteed leasing agreements relating to Stora Enso Barcelona SA to a maximum of EUR 31.7 million at 31 December 2001; the commitment lasts to 23 December 2003.

Guarantees are made in the ordinary course of business on behalf of associated companies and occasionally others; the guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-Balance Sheet credit risk representing the accounting loss that would be recognised at the reporting date if counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contract sums, assuming the amounts are paid in full and are irrecoverable from other parties.

The Group leases office and warehouse space under various non-cancellable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating leasing contracts are:

Repayment Schedule of Leasing Commitments

EUR million	
2002	43.4
2003	48.3
2004	23.3
2005	20.0
2006	19.1
2007 –	146.6
	300.7

Contingent Liabilities

Group companies are parties to legal proceedings that arise in the ordinary course of business and which primarily involve claims arising out of commercial law. The Group is also involved in administrative proceedings relating primarily to competition law. The Directors do not consider that liabilities related to such proceedings, before insurance recoveries, if any, are likely to be material to the Group financial condition or results of operations.

The Company has given its reply to a Statement of Objection from the European Commission in Autumn 1999 relating to newsprint producer operations from 1989 to 1995 and is still awaiting the Commission's response; no provision has been made in this respect.

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam; EUR 2.5 million was recorded as a provision at 31 December 2001.

The following is a list of the Company's principal operating subsidiary undertakings; it excludes intermediate holding companies and undertakings of minor importance. The principal country in which each subsidiary operates is the country of incorporation. The Group's effective interest in the undertakings is 100% except where indicated and is held in each case by a subsidiary undertaking except for those companies marked with "+" which are held directly by the Parent Company. The countries operating outside the Euro area are indicated by "*".

Subsidiary Company	Country	Subsidiary Company	Country
Stora Kopparbergs Bergslags AB +*	Sweden		
Fine Paper			
Stora Enso Uetersen GmbH & Co. KG	Germany	Stora Enso Nymölla AB *	Sweden
Berghuizer Papierfabriek NV +	Netherlands	Stora Enso Grycksbo AB *	Sweden
Celulose Beira Industrial SA	Portugal	Stora Enso Mölndal AB *	Sweden
Stora Enso Suzhou Paper Co Ltd (80.9%) *	China	Stora Enso Pulp AB *	Sweden
Newsprint & Magazine Paper			
Stora Enso Langerbrugge NV +	Belgium	Stora Enso Kabel GmbH & Co. KG	Germany
Kemijärven Sellu Oy +	Finland	Stora Enso Reisholz GmbH & Co. KG	Germany
Stora Enso Publication Papers Oy Ltd +	Finland	Stora Enso Hylte AB *	Sweden
Stora Enso Corbehem SA	France	Stora Enso Kvarnsveden AB *	Sweden
Stora Enso Sachsen GmbH	Germany	Stora Enso Port Hawkesbury Ltd *	Canada
Stora Enso Maxau GmbH & Co KG	Germany		
Packaging Boards			
Corenso United Oy Ltd (71.0%) +	Finland	Stora Enso Pankakoski Oy Ltd	Finland
Enocell Oy (98.4%) +	Finland	Stora Enso Baienfurt GmbH & Co. KG	Germany
Stora Enso Ingerois Oy +	Finland	Stora Enso Barcelona S.A.	Spain
Stora Enso Packaging Oy +	Finland	Stora Enso Skoghall AB*	Sweden
Laminating Papers Oy +	Finland	Stora Enso Fors AB *	Sweden
Timber			
Stora Enso Timber Oy Ltd +	Finland	Stora Enso Timber AG	Austria
Puumerkki Oy	Finland	Stora Enso Timber AB *	Sweden
Merchants			
Papyrus Finland Oy +	Finland	Papyrus Sweden AB *	Sweden
Papyrus A/S *	Denmark	Papyrus Norge A/S *	Norway
Forest			
Stora Enso Skog AB *	Sweden	AS Stora Enso Mets +*	Estonia

The majority of production employees are members of labour unions with which either the Company or the forest industry customarily negotiates collective bargaining agreements in Europe. Salaries for senior management are negotiated individually. Stora Enso has incentive plans that take into account the performance, development and results of both business units and individual employees. This performance-based bonus system is based on profitability as well as attaining key business targets and the benefits are given either in the form of bonus payments or the granting of options/synthetic options.

Bonus Programmes from 1999 onwards

Division and Business Unit management have an annual bonus programme based on the corporate target return on capital employed of 13% and on the results of their respective areas of responsibility, together with the achievement of separately defined key personal targets; the bonus amounts to between 20-40% of salary depending on the person's position in the Company. Staff participate in another bonus programme in which the payment is calculated as a percentage of annual salary up to a maximum of 7%. All bonuses are discretionary and are triggered only when results exceed a predetermined minimum level.

In 1999 a profit-sharing plan was made available to nearly all permanent employees of the former Stora Group whereby 10% of Group profits exceeding a 12% return on capital employed was accrued for employees up to a maximum of one sixth of the dividend paid to shareholders.

The Group has decided to continue its performance-based bonus programmes for 2001 onwards, initially in Finland, Sweden and a few other countries, but later expanding these to cover other countries as allowed by local practice and regulations.

Option / Synthetic Option Programmes

Programme	Type	Year of issue	No. of Staff	Strike Price	Number of options issued	Exercise Period
2001	Synthetic	2001	500	EUR 11.70	4 800 000	1 Apr 2004-31 Mar 2008
2000	Synthetic	2000	200	EUR 12.25	2 800 000	1 Apr 2003-31 Mar 2007
1999	Synthetic	1999	200	EUR 11.75	2 750 000	15 Jul 2002-15 Jul 2005
1997	Bonds with warrants	1997	15	FIM 45.57 (EUR 7.66)	3 000 000	1 Dec 1998-31 Mar 2004
North America	Stock options	2000	839	USD 6.9687 (EUR 7.91)	5 680 000	11 Sep 2000-4 Feb 2010

Option Programmes for Management (1999, 2000 and 2001)

In 1999 the Board announced an annual share option programme for some 200 key staff as part of an integrated top management compensation structure intended to provide a programme contributing to the long-term commitment of managerial and specialist personnel; this Programme has since been extended into subsequent years and now covers some 500 staff. The seven year Programmes consist of financially hedged options and synthetic options, which avoid diluting the number of shares in issue, with strike prices set at levels representing then-current market prices plus 10% premiums. Depending on local circumstances, option holders will receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares, though not new shares. Options are not transferable and expire if the employee leaves the Group.

The strike price for the 2001 Programme has been set at EUR 11.70 based on the average price for R shares from 8 to 14 February 2001, plus a 10% premium. The strike price for the 2000 Programme is EUR

12.25 based on the average share price for the period of three days before and after the Annual General Meeting on 21 March 2000, plus a 10% premium. The strike price for the 1999 Programme is EUR 11.75, based on the average share price from May to July 1999, plus a 10% premium.

Stora Enso North America Option Programme

On 18 August 2000 the Board decided to convert the Consolidated Papers, Inc. share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into Stora Enso programmes entitling holders to purchase a maximum 5 680 000 R shares, in the form of ADRs, at a weighted average strike price of USD 6.9687. The exercise period is from 11 September 2000 to 4 February 2010, depending on the grant date.

On 16 October 2001 the Board decided to amend the Programme to simplify administration and speed up delivery of shares to option holders. Thus, as of 1 November 2001, no new R shares will be issued under the terms of the Programme, but instead, a maximum of 4 million repurchased R shares has been reserved for distribution. The decision concerning the disposal of repurchased shares complies with authorisation granted by the Annual General Meeting 2001. A total of 2 001 733 new R shares were issued before the terms were amended, thereby increasing the share capital by EUR 3.4 million; at 31 December 2001, 3 256 456 options were still outstanding.

Option Programme for Management (1997)

On 7 April 1997 the Company issued 1 000 bonds with warrants with a maximum value of EUR 168 187 (FIM 1 million) to 15 members of senior management. Each bond accrues annual interest of 4.0%, has a maturity of five years and carries one warrant entitling the holder to subscribe for 3 000 new R shares at a subscription price of EUR 7.66 (FIM 45.57). The exercise period runs from 1 December 1998 to 31 March 2004 and the bond entitles the holder to receive a dividend for the year in which the warrants are exercised. By the end of 2001, 975 000 new R shares had been issued against the warrants, representing 0.1% of the share capital, and if the Programme is fully subscribed, the issue of new shares will raise share capital by a maximum of EUR 5.1 million.

Director and Management Group Interests at 31 December 2001

Board of Directors	Series A shares	Series R shares	Series R Shares Granted by Warrants	Options/ Syn. Options 1999/2000	Options/ Synthetic Options 2001	Committee Memberships
Claes Dahlbäck, Chairman	2 541	19 529	-	-	-	Compensation
Krister Ahlström, Vice Chairman	1 500	-	-	-	-	Compensation
Josef Ackermann	-	1 300	-	-	-	Audit
Harald Einsmann (ADRs)	-	4 800	-	-	-	Compensation
Björn Hägglund, Deputy CEO	-	-	-	-	-	-
Jukka Härmälä, CEO	-	-	-	-	-	-
George W. Mead (ADRs)	-	2 685 492	-	-	-	-
Ilkka Niemi	-	-	-	-	-	-
Paavo Pitkänen	3 800	-	-	-	-	Audit
Jan Sjöqvist	508	943	-	-	-	-
Marcus Wallenberg	3 049	6 019	-	-	-	Audit
Total	11 398	2 718 083	-	-	-	

Executive Management Group	Series A shares	Series R shares	Series R Shares Granted by Warrants	Options/ Syn. Options 1999/2000	Options/ Synthetic Options 2001	Committee Memberships
Jukka Härmälä, CEO	-	4 500	102 000	222 500	110 000	-
Björn Hägglund, Deputy CEO	7 877	14 618	-	183 750	90 000	R&D, Enviromental
Lars Bengtsson	-	-	-	76 900	45 000	R&D
Jussi Huttunen	-	-	-	31 800	15 000	R&D
Kai Korhonen	-	-	-	91 900	45 000	R&D
Pekka Laaksonen	-	-	-	91 900	45 000	-
Esko Mäkeläinen	1 900	4 669	180 000	91 900	45 000	-
Arno Pelkonen	-	-	-	76 900	30 000	-
Bernd Rettig	-	-	-	91 900	45 000	R&D
Yngve Stade	-	725	-	91 900	45 000	R&D,Investment, Environmental
Total	9 777	24 512	282 000	1 051 350	515 000	

Management Group Consisting of the Executive Management Group and:	Series A shares	Series R shares	Series R Shares Granted by Warrants	Options/ Syn. Options 1999/2000	Options/ Synthetic Options 2001	Committee Memberships
Magnus Diesen	-	-	30 000	55 400	22 500	R&D,Investment, Environmental
Nils Grafström	2 000	-	-	-	15 000	-
Walter Haberland	-	-	-	15 400	22 500	-
Seppo Hietanen	-	2 000	75 000	62 900	30 000	-
Sven von Holst	-	-	-	55 400	22 500	-
Jyrki Kurkinen	-	17 568	75 000	55 400	22 500	-
Eberhard Potempa	-	-	-	28 500	22 500	-
Sven Rosman	-	-	-	62 900	30 000	-
Ronald E. Swanson (ADRs)	-	15 706	56 708	-	22 500	-
Kari Vainio	-	3 800	45 000	62 900	30 000	Environmental
Christer Ågren	-	-	-	62 900	30 000	-
Total	2 000	39 074	281 708	461 700	270 000	
Total	23 175	2 781 669	563 708	1 513 050	785 000	

NOTE 24 Earnings per Share

	Year Ended 31 December		
	1999	2000	2001
Net profit for the period, EUR million	746.4	1 435.0	926.3
Basic Earnings per Share			
Weighted average number of Series A and R shares	759 579 513	812 040 498	901 505 846
Basic Earnings per Share, EUR	0.98	1.77	1.03
Diluted Earnings per Share			
Adjusted weighted average number of shares assuming conversion			
Weighted average number of Series A and R shares	759 579 513	812 040 498	901 505 846
Effect of warrants	1 048 530	1 448 301	790 990
Diluted number of shares	760 628 043	813 488 799	902 296 836
Diluted Earnings per Share, EUR	0.98	1.76	1.03

Parent Company Income Statement

EUR million	Note	Year Ended 31 Dec 2000	2001
Sales		1 904.0	2 435.5
Finished and semi-finished goods, increase		14.7	[illegible]
Production for own use		7.8	[illegible]
Other operating income	2	112.0	[illegible]
Materials and services	3	-1 391.3	[illegible]
Personnel expenses	4	-184.8	[illegible]
Depreciation and value adjustments	7	-83.6	[illegible]
Other operating expenses	5	-269.2	[illegible]
Operating Profit		109.6	158.6
Net financial items	6	475.1	[illegible]
Profit before Extraordinary Items		584.7	1 935.9
Extraordinary income	8	658.1	[illegible]
Extraordinary expense	8	-	-4.7
Profit before Appropriations and Taxes		1 242.8	2 445.7
Appropriations	10	-36.9	[illegible]
Income Tax expense		-186.3	[illegible]
Net Profit for the Period		1 019.6	2 208.3

The operations of the subsidiary companies Stora Enso Fine Papers Oy, Lumi-Hamina Oy, Enso Paperikemia Oy and Tornion Pakkauslava Oy were merged into the Parent Company on 1 July 2001 and the above figures include those companies from that date.

Parent Company Cash Flow Statement

EUR million	Year Ended 31 Dec 2000	2001
Net profit for the period	1 019.6	2 208.3
Reversal of non-cash items:		
Taxes	186.3	[illegible]
Appropriations	36.9	[illegible]
Extraordinary items	-658.1	[illegible]
Depreciation, amortisation and impairment	83.6	[illegible]
Profit/losses on sale of fixed assets	12.1	[illegible]
Net financial income	-475.1	[illegible]
Interest received	83.2	[illegible]
Interest paid, net of amounts capitalised	-225.4	[illegible]
Dividends received	600.6	[illegible]
Other financial items, net	101.2	[illegible]
Income taxes paid	-144.0	[illegible]
Change in net working capital	604.1	[illegible]
Net Cash Provided by Operating Activities	**1 225.0**	**2 400.0**
Cash Flow from Investing Activities		
Acquisition of subsidiary shares, net of cash	-2 894.3	[illegible]
Acquisition of shares in associated companies	-0.3	-
Investment in shares in other companies	-15.5	[illegible]
Capital expenditure	-235.8	[illegible]
Proceeds from disposal of subsidiary shares, net of cash	19.0	[illegible]
Proceeds from disposal of shares in associated companies	0.3	[illegible]
Proceeds from disposal of shares in other companies	20.8	[illegible]
Proceeds from sale of fixed assets	-19.6	[illegible]
Proceeds from (payment of) long-term receivables, net	355.0	[illegible]
Net Cash Used in Investing Activities	**-2 770.4**	**-528.0**
Cash Flow from Financing Activities		
Proceeds from (payment of) long-term liabilities, net	2 144.7	[illegible]
Proceeds from (payment of) short-term borrowings, net	-847.9	[illegible]
Dividends paid	-303.9	[illegible]
Share repurchases	-173.7	[illegible]
Proceeds from issue of share capital	2.5	[illegible]
Other	-1.0	-
Net Cash Used in Financing Activities	**820.7**	**-634.5**
Net Increase (Decrease) in Cash and Cash Equivalents	**-724.7**	**1 237.5**
Cash and cash equivalents in merged companies	-	[illegible]
Cash and cash equivalents at beginning of year	2 118.7	1 394.0
Cash and Cash Equivalents at Year End	**1 394.0**	**2 672.8**

Parent Company Balance Sheet

Assets

EUR million	Note	As at 31 Dec 2000	2001
Fixed Assets and Other Long-term Investments			
Intangible assets	9	28.7	132.5
Tangible assets	9	1 452.2	2 668.2
Shares in Group companies	11	8 169.3	9 407.5
Shares in associated companies	11	22.6	22.5
Shares in other companies	11	299.2	298.0
Long-term loan receivables		2 688.8	1 403.8
		12 660.8	**13 938.4**
Current Assets			
Inventories	13	140.9	309.1
Long-term receivables, Group companies		-	0.3
Short-term receivables	14	963.0	904.9
Interest-bearing receivables	15	1 530.6	2 839.4
Treasury shares	16	173.7	125.5
Cash and cash equivalents		9.6	2.8
		2 817.8	**4 182.0**
Total Assets		**15 478.6**	**18 120.4**

Shareholders' equity and liabilities

EUR million	Note	As at 31 Dec 2000	2001
Shareholders' Equity			
Share capital		1 576.3	1 541.3
Share issue		2.4	6.9
Share premium fund		5 205.8	5 021.9
Revaluation reserve		184.0	183.6
Treasury shares		173.7	125.5
Reserve fund		353.9	333.9
Retained earnings		287.1	947.6
Net profit for the period		1 019.6	2 228.3
	16	**8 802.8**	**10 391.0**
Appropriations			
Depreciation reserve	10	**202.7**	**859.2**
Provisions			
Other provisions		**6.8**	**9.9**
Long-term Liabilities	17	**3 666.5**	**3 705.1**
Current Liabilities			
Current portion of long-term debt	17	169.2	155.4
Short-term borrowings	18	2 276.9	2 649.0
Other current liabilities	19	282.4	345.7
Tax liabilities		71.3	4.1
		2 799.8	**3 155.2**
Total Shareholders' Equity and Liabilities		**15 478.6**	**18 120.4**

The operations of the subsidiary companies Stora Enso Fine Papers Oy, Lumi-Hamina Oy, Enso Paperikemia Oy and Tornion Pakkauslava Oy were merged into the Parent Company on 1 July 2001 and the above figures include those companies from that date.

Notes to the Parent Company Financial Statements

NOTE 1 Accounting Principles

The Parent Company Financial Statements are prepared according to Finnish Accounting Standards – FAS; see Group Consolidated Financial Statements, Note 1.

NOTE 2 Other Operating Income

EUR million	Year Ended 31 December 2000	2001
Profit on sale of fixed assets	30.5	11.8
Rent	10.4	11.2
Insurance compensation	0.1	0.3
Subsidies	1.1	2.7
Other	69.9	83.5
	112.0	109.5

NOTE 3 Materials and Services

EUR million	Year Ended 31 December 2000	2001
Materials and supplies		
Purchases during the period	1 147.2	1 356.3
Change in inventories	22.3	-25.9
	1 169.5	1 330.4
External Services	221.8	281.4
	1 391.3	1 611.8

NOTE 4 Personnel Expenses

EUR million	Year Ended 31 December 2000	2001
Wages and salaries	143.7	195.1
Pensions	24.9	50.8
Other statutory employer contributions	16.2	20.3
	184.8	266.2

The remuneration of the Board of Directors and the CEO amounted to EUR 1.6 (EUR 1.3) million. It has been agreed that the CEO retires at the age of 60.

	2000	2001
Average Number of Personnel	4 308	6 660

NOTE 5 Other Operating Expenses

EUR million	Year Ended 31 December 2000	2001
Loss on sale of fixed assets / shares	42.6	-

Included in other operating expenses

NOTE 6 Net Financial Items

EUR million	Year Ended 31 December 2000	2001
Financial Income		
Dividend income		
Group companies	591.3	1 845.0
Associated companies	0.6	16.1
Other companies	8.7	23.0
	600.6	1 884.1
Interest income from long-term investments		
Group companies	104.1	119.4
Other	1.2	0.6
	105.3	120.0
Other Interest and Financial Income		
Group companies	90.5	88.8
Other	19.8	1.2
	110.3	90.0
Total Investment, Interest and Financial Income	816.2	2 094.1
Exchange Rate Difference on Financial Items	-9.2	34.9
Value Adjustments on Long-term Financial Investments	-22.7	-
Interest and Other Financial Expense		
Group companies	-139.8	-121.7
Other	-169.4	-230.0
	-309.2	-351.7
Net Financial Items	475.1	1 777.3

NOTE 7 Depreciation According to Plan

EUR million	Year Ended 31 December 2000	2001
Intangible rights	3.6	4.8
Goodwill	0.2	5.5
Other intangible assets	0.3	1.1
Total for Intangibles	4.1	11.4
Buildings and structures	8.7	14.4
Machinery and equipment	65.4	120.3
Other tangible assets	5.4	7.0
Total Depreciation	83.6	153.1

NOTE 8 Extraordinary Items

EUR million	Year Ended 31 December 2000	2001
Income		
Group contributions	658.1	454.4
Merger gains	-	60.1
	658.1	514.5
Expense		
Group contributions	-	-3.3
Merger losses	-	-1.4
	-	-4.7

NOTE 9 Fixed Assets

EUR million	Year Ended 31 December 2001 Intangible Assets	Land and Water	Buildings and Structures	Machinery and Equipment	Other Tangible Assets
Acquisition Cost					
At 1 January	45.5	612.3	275.2	1 001.9	270.8
Additions	115.1	1.5	263.3	1 176.5	93.5
Disposals	-0.4	-1.3	-0.5	-10.8	-175.8
Acquisition Cost at 31 December	160.2	612.5	538.0	2 167.6	188.5
Accumulated Depreciation					
At 31 December	27.7	-	105.7	678.5	54.2
Net Book Value at 31 December 2001	132.5	612.5	432.3	1 489.1	134.3
Net Book Value at 31 December 2000	28.7	612.3	183.4	433.0	223.4

The net book value of fixed assets includes EUR 38.8 (42.5) million in leased assets.

The Company had capitalised interest on the construction of qualifying assets at the year-end of EUR 21.1 (EUR 5.0) million; the amount added for the year totalled EUR 19.5 (EUR 3.2) million with a corresponding amortisation charge amounting to EUR 3.5 (EUR 1.9) million.

NOTE 10 Depreciation Reserve

EUR million	Year Ended 31 December 2001 Intangible Assets	Buildings and Structures	Machinery and Equipment	Other Tangible Assets	Total
Accumulated difference at 1 January 2001	3.5	30.5	158.0	10.7	202.7
Increase	3.7	121.2	522.2	13.9	661.0
Decrease	-	-0.1	-4.4	-	-4.5
Accumulated difference at 31 December 2001	7.2	151.6	675.8	24.6	859.2

NOTE 11 Long-term Investments and Loan Receivables

EUR million	As at 31 December 2000	2001
Group Companies		
Shares	8 169.3	9 407.5
Loan receivables	2 679.2	1 399.7
Total	10 848.5	10 807.2
Associated Companies		
Shares	22.6	22.6
Loan receivables	1.5	1.6
Total	24.1	24.2
Other Companies		
Shares	184.2	183.8
Revaluations	115.0	115.0
	299.2	298.8
Loan receivables	8.1	7.5
Total	307.3	306.3

The Company's holdings in listed companies had a net book value of EUR 74.9 (EUR 74.9) million and a market value of EUR 163.8 (EUR 186.7) million.

NOTE 12 Receivables from Management

There were no receivables from Group Management.

NOTE 13 Inventories

EUR million	As at 31 December 2000	2001
Materials and supplies	66.1	154.0
Work in progress	15.6	30.9
Finished goods	58.4	121.9
Other inventories	0.8	2.3
	140.9	309.1

NOTE 14 Short-term Receivables

EUR million	As at 31 December 2000	2001
Accounts Receivable		
Group companies	126.7	82.2
Associated companies	3.1	2.7
Others	101.8	316.6
	231.6	401.5
Prepaid Expenses and Accrued Income		
Group companies	0.6	2.6
Others	27.7	12.9
	28.3	15.5
Other Receivables		
Group companies	682.9	454.5
Others	20.2	33.4
	703.1	487.9
Total Short-term Receivables	963.0	904.9

NOTE 15 Interest-Bearing Receivables

EUR million	As at 31 December 2000	2001
Group		
Loan receivables	116.5	65.0
Interest receivable	14.8	86.7
Other securities	1 376.4	2 670.0
	1 507.7	2 821.7
Others		
Loan receivables	1.1	1.3
Interest receivable	13.7	16.4
Other securities	8.0	0.1
Total	1 530.5	2 839.4

NOTE 16 Shareholders' Equity

EUR million	As at 31 December 2000	2001
Share capital at 1 January	1 277.6	1 576.3
Conversion of share capital from FIM to EUR	13.8	-
Share issue 11 Sep 2000	284.5	-
Cancellation of treasury shares (nominal value)	-	-39.4
Warrants exercised	0.4	4.6
Share Capital at 31 December	1 576.3	1 541.5

Full details of the number of shares in issue are shown in Note 16 for the Group

Share Issue (option rights)	2.4	8.9
Share premium fund at 1 January	3 771.7	5 205.8
Increase / (-decrease)	1 434.1	-183.9
Share Premium Fund at 31 December	5 205.8	5 021.9
Revaluation reserve at 1 January	201.2	184.0
Decrease related to sale of fixed assets	-17.2	-0.4
Revaluation Reserve at 31 December	184.0	183.6
Reserve fund at 1 January	367.7	353.9
Conversion of share capital from FIM to EUR	-13.8	-
Reserve Fund at 31 December	353.9	353.9

EUR million	As at 31 December 2000	2001
Treasury shares at 1 January	-	173.7
Repurchase of own shares	173.7	199.8
Cancellation of shares	-	-248.0
Treasury Shares at 31 December	173.7	125.5
Retained earnings at 1 January	765.7	1 306.7
Dividends paid	-303.9	-407.4
Acquisition of treasury shares	-173.7	-199.8
Cancellation of treasury shares	-	248.0
Placed at the disposal of the Board	-1.0	-
	287.1	947.4
Profit for the period	1 019.6	2 208.3
Retained Earnings at 31 December	1 306.7	3 155.7
Total Shareholders' Equity	8 802.8	10 391.0
Distributable Funds		
Non-restricted equity	1 480.4	3 281.2
Treasury shares	-173.7	-125.5
	1 306.7	3 155.7

NOTE 17 Long-term Liabilities

	Repayment Schedule of Long-term Debt as at 31 December 2002	2003	2004	2005	2006	2007–	Total
Bond loans	37.7	276.5	252.0	43.0	434.7	1 990.4	3 034.3
Loans from credit institutions	48.3	26.4	121.4	47.8	23.8	396.9	664.6
Pension loans	66.0	12.4	-	-	-	-	78.4
Leasing liabilities	3.0	3.1	3.2	3.3	3.5	28.6	44.7
Other long-term liabilities	0.4	0.2	-	0.2	-	14.7	15.5
Other long-term liabilities: Group companies	-	23.0	-	-	-	-	23.0
	155.4	341.6	376.6	94.3	462.0	2 430.7	3 860.5
Current Liabilities: Repayable within 12 months							155.4
Long-term Liabilities: Repayable after 12 months							3 705.1

NOTE 18 Short-term Borrowings

EUR million	As at 31 December 2000	2001
Group companies	2 182.0	2 548.7
Others	94.9	100.3
Total	2 276.9	2 649.0

NOTE 19 Other Current Liabilities

EUR million	As at 31 December 2000	2001
Advances Received		
Others	0.1	1.7
Trade Payables		
Group companies	36.9	51.9
Associated companies	-	0.9
Others	118.5	150.2
	155.4	203.0
Other Current Liabilities		
Group companies	0.4	4.4
Others	53.1	20.2
	53.5	24.6
Accrued Liabilities and Deferred Income		
Group companies	12.3	5.3
Others	61.1	112.1
	73.4	117.4
Total	282.4	346.7

NOTE 20 Commitments and Contingent Liabilities

EUR million	As at 31 December 2000	2001
On own behalf		
Pledges given	9.2	9.2
Mortgages	335.3	312.6
On behalf of Group companies		
Guarantees	2 014.9	1 810.1
On behalf of associated companies		
Guarantees	13.1	56.4
On behalf of others		
Guarantees	88.4	79.0
Other commitments, own		
Leasing commitments, next 12 months	3.1	3.2
Leasing commitments, after next 12 months	18.2	15.6
Other commitments	-	2.3
Total	2 482.2	2 288.4
Pledges given	9.2	9.2
Mortgages	335.3	312.6
Guarantees	2 116.4	1 945.5
Leasing commitments	21.3	18.8
Other commitments	-	2.3
Total	2 482.2	2 288.4

Stora Enso Oyj has guaranteed leasing agreements relating to Stora Enso Barcelona SA. to a maximum EUR 31.7 million at 31 December 2001; the commitment lasts to 23 December 2003.

NOTE 21 Fair Value of Open Financial Instruments

	As at 31 December			
	Nominal Value		Fair Value	
EUR million	2000	2001	2000	2001
Interest-Rate Derivatives				
Interest-rate swap agreements	365.3	1 518.2	14.3	29.7
Foreign Exchange Derivatives				
Forward agreements	137.1	3 678.4	-3.3	88.0
Cross-currency swap agreements	90.1	159.5	11.5	-24.0
Foreign-Exchange Derivatives	227.2	3 837.9	8.2	64.0
Commodity Derivatives: Energy	105.7	88.7	2.4	18.8

The fair value of a derivative represents the result to date, being the movement away from the par nominal value

Proposal for the Distribution of Dividend

The Consolidated Balance Sheet at 31 December 2001 shows retained shareholders' equity of EUR 5 874.9 million, of which EUR 4 090.3 million is distributable. The Parent Company distributable shareholders' equity at 31 December 2001 was EUR 3 155 692 825.60. The Board of Directors proposes to the Annual General Meeting that the profit for the financial period of EUR 2 208 257 593.87 be transferred to retained earnings and that dividend be distributed as follows:

Profits from previous periods	1 147 261 948.79
Purchase of own shares	-199 826 717.06
Profit for the financial period	2 208 257 593.87
Dividend of EUR 0.45 per share to be distributed on 907 911 299 shares	-408 560 084.55
Retained earnings after distribution of dividend	2 747 132 741.05

Helsinki, 30 January 2002

Claes Dahlbäck *Chairman*	Krister Ahlström *Vice Chairman*
Josef Ackermann	Harald Einsmann
George W. Mead	Ilkka Niemi
Paavo Pitkänen	Jan Sjöqvist
Marcus Wallenberg	
Jukka Härmälä *CEO*	Björn Hägglund *Deputy CEO*

Auditors' Report

To the shareholders of Stora Enso Oyj

We have audited the accounting records, the financial statements and the administration of Stora Enso Oyj for the year ended December 31, 2001. The financial statements prepared by the Board of Directors and the Chief Executive Officer include a report of the Board of Directors, consolidated financial statements of the Stora Enso Group prepared in accordance with International Accounting Standards (IAS), and parent company financial statements prepared in accordance with prevailing rules and regulations in Finland (FAS). Based on our audit, we express an opinion on these financial statements and on the parent company's administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration has been to examine that the members of the Board of Directors and the Chief Executive Officer have legally complied with the rules of the Finnish Companies' Act.

In our opinion, the consolidated financial statements prepared in accordance with International Accounting Standards (IAS) give a true and fair view of the Stora Enso Group's consolidated result of operations, as well as of the financial position. The consolidated financial statements are in accordance with prevailing rules and regulations in Finland and can be adopted.

The parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations governing the preparation of the financial statements. The parent company financial statements give a true and a fair view, as defined in the Accounting Act, of the company's result of operations and financial position. The parent company's financial statements can be adopted and the members of the Board of Directors and the Chief Executive Officer of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable funds is in compliance with the Finnish Companies' Act.

Helsinki, 11 February 2002

SVH Pricewaterhouse Coopers Oy
Authorised Public Accountants

Pekka Nikula
Authorised Public Accountant

KPMG Wideri Oy Ab
Authorised Public Accountants

Hannu Niilekselä
Authorised Public Accountant

Board of Directors

Claes Dahlbäck
Chairman
Born 1947. M.Sc. (Ec.), Dr. (h.c.) ◦ Chairman of Investor AB Chairman of the Board of Vin & Sprit, Gambro, EQT, IBX and imGO; Vice Chairman of the Board of Skandinaviska Enskilda Banken; Member of the Board of Findus ◦ Member of the Stora Enso Compensation Committee ◦ Number of shares held in Stora Enso: 2 541 A and 19 529 R

Krister Ahlström
Vice Chairman
Born 1940. M.Sc. (Eng), Dr. h.c. (Techn.), Dr. h.c. (Arts) ◦ Former Chairman and CEO of A. Ahlstrom Corporation ◦ Member of the Board of Nordea Securities Corporation, EQT-Finland and NKT Holding, Denmark and several other international institutions ◦ Member of the Stora Enso Compensation Committee ◦ Number of shares held in Stora Enso: 1 500 A

Josef Ackermann
Born 1948. Dr. (Oec.) ◦ Member of the Board of Managing Directors of Deutsche Bank AG; Member of the Board of EUREX Zürich AG and Nasdaq Stock Market, Inc.; Member of the Board of Non-Executive Directors of Vodafone Group Plc; Member of the Supervisory Board of Linde AG and EUREX Frankfurt AG ◦ Member of the Stora Enso Audit Committee ◦ Number of shares held in Stora Enso: 1 300 R

Harald Einsmann
Born 1934, Ph.D. (Econ.) ◦ Member of the Board of British American Tobacco, EMI Group, Tesco Ltd and Interbrew SA ◦ Member of the Stora Enso Compensation Committee ◦ Number of shares held in Stora Enso: 4 800 R shares in form of ADRs

Björn Hägglund
Deputy Chief Executive Officer
Born 1945. Dr. (For.) ◦ Chairman of the Federation of Swedish Forest Industries; Member of the Board of the Confederation of Swedish Enterprise, the Confederation of European Paper Industries and the Swedish University of Agricultural Sciences ◦ Number of shares held in Stora Enso: 7 877 A and 14 618 R ◦ Number of options/synthetic options 1999–2000: 183 750; 2001: 90 000

Jukka Härmälä
Chief Executive Officer
Born 1946. B.Sc. (Econ.), Dr. h.c. (Techn.), Dr. h.c. (Econ.) ◦ Member of the Board of the Finnish Forest Industries Federation; Vice Chairman of the Board of Finnlines; Member of European Round Table of Industrialists ◦ Number of shares held in Stora Enso: 4 500 R and warrants entitling to 102 000 R shares ◦ Number of options/synthetic options 1999–2000: 222 500; 2001: 110 000

George W. Mead
Born 1927. M.Sc. (Paper Chem.), B.Sc. (Chem.) ◦ Former Chairman of the Board of Consolidated Papers, Inc. ◦ Member of the Board of Snap-on, Inc ◦ Number of shares held in Stora Enso: 2 685 492 R shares in form of ADRs

Ilkka Niemi
Born 1946. M.Sc. (Econ.) ◦ Independent consultant ◦ Chairman of the Board of Motiva Oy ◦ Number of shares held in Stora Enso: 0

Paavo Pitkänen
Born 1942. M.Sc. (Math.) ◦ President and CEO of Varma-Sampo Mutual Pension Insurance Company ◦ Member of the Board of Partek, Sampo plc and Wärtsilä; Vice Chairman of the Supervisory Board of Alma Media; Member of the Board of several other companies ◦ Member of the Stora Enso Audit Committee ◦ Number of shares held in Stora Enso: 3 800 A

Jan Sjöqvist
Born 1948. MBA ◦ Member of the Board of SSAB Svenskt Stål AB, Swedish Networks AB, Green Cargo AB and Lannebo fonder AB ◦ Number of shares held in Stora Enso: 508 A and 943 R

Marcus Wallenberg
Born 1956. B.Sc. (Foreign Service) ◦ President and CEO of Investor AB, Vice Chairman of the Board of Ericsson and Saab; Member of the Board of Astra AB, AstraZeneca, Scania AB, Skandinaviska Enskilda Banken, SAS Assembly of Representatives and the Knut and Alice Wallenberg Foundation ◦ Member of the Stora Enso Audit Committee ◦ Number of shares held in Stora Enso: 3 049 A and 6 019 R

Years of issue of options/synthetic options are 1999, 2000 and 2001.

Management Group

Jukka Härmälä
Chief Executive Officer
Born 1946. Employed by Enso 1970–84 ◦ Rejoined the Company 1988 Number of shares held in Stora Enso: 4 500 R ◦ Warrants entitling to 102 000 R shares ◦ Number of options/synthetic options 1999–2000: 222 500; 2001: 110 000

Björn Hägglund
Deputy Chief Executive Officer
Born 1945. Joined the Company 1991 ◦ Chairman of the Stora Enso Environmental Committee and R&D Committee ◦ Number of shares held in Stora Enso: 7 877 A and 14 618 R ◦ Number of options/synthetic options 1999–2000: 183 750; 2001: 90 000

Lars Bengtsson
Senior Executive Vice President, Newsprint
Born 1945. Joined the Company 1986 ◦ Member of the Stora Enso R&D Committee ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 76 900; 2001: 45 000

Jussi Huttunen
Senior Executive Vice President, Fine Paper
Born 1954. Joined the Company 1979 ◦ Member of Stora Enso R&D Committee ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 31 800; 2001: 15 000

Kai Korhonen
Senior Executive Vice President, Stora Enso North America
Country Manager North America
Born 1951. Joined the Company 1977 ◦ Member of Stora Enso R&D Committee ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 91 900; 2001: 45 000

Pekka Laaksonen
Senior Executive Vice President, Packaging Boards
Country Manager Finland
Born 1956. Joined the Company 1979 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 91 900; 2001: 45 000

Esko Mäkeläinen
Senior Executive Vice President and CFO,
Finance, Accounting and Legal Affairs
Born 1946. Joined the Company 1970 ◦ Number of shares held in Stora Enso: 1 900 A and 4 669 R ◦ Warrants entitling to 180 000 R shares ◦ Number of options/synthetic options 1999–2000: 91 900; 2001: 45 000

Arno Pelkonen
Senior Executive Vice President, Timber Products
Born 1954. Joined the Company 1984 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 76 900; 2001: 30 000

Bernd Rettig
Senior Executive Vice President, Magazine Paper
Born 1956. Joined the Company 1982 ◦ Member of the Stora Enso R&D Committee ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999-2000: 91 900; 2001: 45 000

Yngve Stade
Senior Executive Vice President,
Corporate Support and Northern European Forest Units
Country Manager Sweden
Born 1947. Joined the Company 1994 ◦ Member of the Stora Enso Investment Committee, Environmental Committee and R&D Committee ◦ Number of shares held in Stora Enso: 725 R ◦ Number of options/synthetic options 1999–2000: 91 900; 2001: 45 000

(The Executive Management Group consists of the above-mentioned persons)

Magnus Diesen
Executive Vice President, Corporate Strategy, Investments and Business Planning
Born 1944. Joined the Company 1988 ◦ Chairman of the Stora Enso Investment Committee, member of the Environmental Committee and R&D Committee ◦ Number of shares held in Stora Enso: 0 ◦ Warrants entitling to 30 000 R shares ◦ Number of options/synthetic options 1999–2000: 55 400; 2001: 22 500

Nils Grafström
Executive Vice President, Market Services and Information Technology
Born 1947. Employed by Stora 1980-97 ◦ Rejoined the Company 2001 Number of shares held in Stora Enso: 2000 A ◦ Number of options/synthetic options 2001: 15 000

Walter Haberland
Senior Vice President, Information Technology
Born 1946. Joined the Company 1995 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 15 400; 2001: 22 500

Seppo Hietanen
Executive Vice President, Asia Pacific
Born 1945. Joined the Company 1976 ◦ Number of shares held in Stora Enso: 2 000 R ◦ Warrants entitling to 75 000 R shares ◦ Number of options/synthetic options 1999–2000: 62 900; 2001: 30 000

Sven von Holst
**Senior Vice President, Corporate Marketing and Sales*
Born 1948. Joined the Company 1995 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999-2000: 55 400; 2001: 22 500

Jyrki Kurkinen
Senior Vice President, Legal Affairs
Born 1948. Joined the Company 1979 ◦ Number of shares held in Stora Enso: 17 568 R ◦ Warrants entitling to 75 000 R shares ◦ Number of options/synthetic options 1999–2000: 55 400; 2001: 22 500

Eberhard Potempa
Senior Vice President, Country Manager Germany
Born 1953. Joined the Company 1976 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 28 500; 2001: 22 500

Sven Rosman
Executive Vice President, Merchants
Born 1945. Joined the Company 1991 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 62 900; 2001: 30 000

Ronald E. Swanson
Senior Vice President, Stora Enso North America
Born 1949. Joined the Company 1989 ◦ Number of shares held in Stora Enso: 15 706 R ◦ Stora Enso North America warrants entitling to 56 708 R shares in form of ADRs ◦ Number of options/synthetic options 2001: 22 500

Kari Vainio
Executive Vice President, Communications and Investor Relations
Born 1946. Joined the Company 1985 ◦ Member of the Stora Enso Environmental Committee • Number of shares held in Stora Enso: 3 800 R ◦ Warrants entitling to 45 000 R shares ◦ Number of options/synthetic options 1999–2000: 62 900; 2001: 30 000

Christer Ågren
Executive Vice President, Human Resources and TQM
Born 1954. Joined the Company 1993 ◦ Number of shares held in Stora Enso: 0 ◦ Number of options/synthetic options 1999–2000: 62 900; 2001: 30 000

Years of issue of options/synthetic options are 1999, 2000 and 2001.
*Until 28 February 2002

Corporate Governance

General

The duties of the various bodies within Stora Enso are determined by the laws of Finland and by the corporate governance policy, which complies with the Finnish Companies Act and is decided by the Board of Directors.

The Board of Directors, the Chief Executive Officer (CEO) and the Deputy Chief Executive Officer (Deputy CEO) are responsible for the management of the Company.

The other governance bodies have an assisting and supporting role.

Stora Enso prepares annual and interim financial accounts conforming to international accounting standards (IAS) and published in Finnish, Swedish and English. In addition Stora Enso makes an annual reconciliation with US GAAP (Form 20-F).

Stora Enso is managed from dual headquarters in Finland and Sweden. Stora Enso also has an international office in London, UK.

Stora Enso has one or two auditors as decided by the Annual General Meeting.

To the fullest extent possible, corporate actions and corporate records are taken and recorded in English.

Corporate Governance Bodies


Shareholders
Board of Directors
Compensation Committee
Audit Committee
Investment Committee
Environmental Committee
CEO and Deputy CEO
R & D Committee
Executive Management Group (EMG)
Management Group (MG)
Internal auditing
Auditors
Insider guidelines

The decision-making bodies with responsibility for managing the Company are:

Board of Directors

- Compensation Committee
  The main decision taken by the committee during the year 2001 was the approval of the remuneration programme for the year. The Compensation Committee comprised three members (Claes Dahlbäck, Krister Ahlström and Harald Einsmann) and convened three times during 2001.
- Audit Committee
  The Committee´s main task is to assist the Board of Directors in fulfilling its controlling function. The Audit Committee comprised three members (Josef Ackermann, Paavo Pitkänen and Marcus Wallenberg) and convened five times during 2001.

CEO and Deputy CEO

- Executive Management Group (EMG)
- Management Group (MG)
- Investment Committee
- Environmental Committee
- R&D Committee

Day-to-day operational responsibility rests with the divisional management and their operations teams.

Objectives and Composition of Governance Bodies

Board of Directors

Stora Enso is managed by a Board of Directors under international two-tier corporate governance principles.

The Board of Directors consists of eleven ordinary members: nine non-executive and two executive. Members are appointed by the Annual General Meeting for a one-year term.

The Board supervises the operation and management of Stora Enso and decides on significant matters relating to strategy, investments, organisation and finance.

The Board is responsible for the management and proper organisation of the operations of the company. It is likewise responsible for the proper supervision of the accounting and control of the financial matters of the Company.

The Board elects a Chairman and a Vice Chairman from among its members and appoints a CEO, deputy CEO and heads of divisions and staff functions. The Board approves the organisational structure of the Company.

The Board appoints the Compensation and Audit Committees.

The Board meets at least five times per year. The Board convened eight times during 2001.

Chief Executive Officer (CEO)

The CEO is in charge of the day-to-day management of the Company in accordance with the instructions and orders issued by the Board of Directors. It is the duty of the CEO to ensure that the Company's accounting methods comply with the law and that the financial matters are handled in a reliable manner.

The CEO is in charge of the following: strategy (long-range planning and investments), finance and financial planning, corporate communications, investor relations, preparatory work with regard to board meetings. In addition he supervises decisions regarding personnel, market services and IT and other important operational matters.

Deputy Chief Executive Officer (Deputy CEO)

The Deputy CEO acts as deputy to the CEO.
The Deputy CEO is in charge of operational matters as follows: monitoring and coaching of the divisions, corporate support functions, purchasing, resources (wood, energy), R&D, environmental matters and human resources.

Executive Management Group (EMG)

The Executive Management Group is chaired by the CEO. It consists of the Deputy CEO and six divisional heads (Magazine Paper, Newsprint, Fine Paper, Packaging Boards, Timber and North America) and the heads of the Finance, Accounting and Legal Affairs (CFO) and Corporate Support staff functions.

The EMG's tasks and responsibilities are: investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to board meetings and review of the main features of the sales network.

The EMG convened eighteen times in 2001 and in the future will meet approximately twice a month. In addition to its customary governance tasks the EMG undertook a major review of Stora Enso's strategy and strategy process during the year. This work was completed in October 2001. The strategy process was directed toward focusing on key group and divisional issues as well as their solutions. The strategy approved by the Board of Directors in 1999 was subsequently updated and refined.

Management Group (MG)

The tasks and responsibilities of the Management Group are to review the budget, strategy and daily business development.

The members of the Management Group are: the members of the EMG and other divisional heads as well as heads of staff functions. The CEO may appoint additional members. In 2001 the number of members was twenty-two.

The MG meets approximately four times a year. The Management Group convened four times in 2001.

Investment Committee

The Investment Committee is chaired by the head of Strategy, Investments and Business Planning. The Committee's 5–10 members are appointed by the CEO. In 2001 the number of members was ten.

The tasks and responsibilities of the Investment Committee are: to coordinate investment planning and the approval process, coordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects and the making of recommendations regarding the funds available for investments.

The Investment Committee convened ten times in 2001.

The Committee examined the major investment proposals and made recommendations on the allocation of divisional funds prior to decision.

Environmental Committee

The Environmental Committee is chaired by the Deputy CEO. The 8-14 committee members are appointed by the CEO. In 2001 the number of members was twelve.

The purpose and tasks of the Environmental Committee are: to formulate and communicate corporate environmental strategy and policy for divisions, to coordinate relations and communication with governmental/non-governmental organisations and other stakeholders, to establish environmental management procedures and to produce the annual environmental report.

The Environmental Committee convened three times in 2001. The Committee has drafted a Climate Change Policy and developed principles for forest certification, both of which have been presented to the EMG.

R&D Committee

The R&D Committee is chaired by the Deputy CEO. The Committee´s 5-9 members are appointed by the CEO. In 2001 the number of members was eight.

The purpose and tasks of the R&D Committee are: to assist the Group's businesses to achieve and maintain quality and productivity leadership by facilitating high-quality R&D, to monitor technology and future-oriented product development and to recommend the extent of overall R&D activities within the Group.

The R&D Committee convened twice in 2001. During the year the R&D Committee requested and supported the active participation of Stora Enso Research in the strategy processes of the business units. The Committee has also defined a policy for joint R&D. The joint R&D programmes in the Nordic countries are complemented by selective and regionally steered participation in joint R&D in other major manufacturing countries.

Other supervisory bodies and norms

Auditors

The auditors of Stora Enso Oyj are SVH Pricewaterhouse Coopers Oy (Authorised Public Accountants) with Pekka Nikula, APA as principal auditor and KPMG Wideri Oy Ab (Authorised Public Accountants) with Hannu Niilekselä, APA as principal auditor.

Internal Auditing

Stora Enso also has a separate internal auditing organisation, which has a current complement of eleven persons. It independently appraises the adequacy and effectiveness of the systems, internal controls and accounting.

Internal Auditing reports its findings to the management, the external auditors and the Audit Committee. The Senior Vice President of the Internal Auditing Department reports to the Chief Financial Officer on a functional basis and has direct access to the chairman of the Audit Committee.

The Internal Audit Department conducts regular audits at major mills and other Group units.

Insider Guidelines

The Company fully complies with the insider guidelines of the Helsinki Stock Exchange which have been in force since 1 March 2000.

During 2001 the Stora Enso internal insider guidelines were published and distributed throughout the organisation.

Stora Enso permanent insiders are members of the Board of Directors, the CEO and deputy CEO, and the auditors. The CEO has also nominated as permanent insiders members of the Executive and Management Group as well as persons responsible for legal, financial, accounting, R&D and communications matters.

Management Group interests at 31 December 2001

Information on Management Group ownership of shares and options/synthetic options, and memberships in different committees is given on page 73, Note 23.

Notes

Calculation of Key Figures

Return on capital employed, ROCE (%)	100 x	$\frac{\text{Operating profit}}{\text{Capital employed [1,2]}}$
Return on operating capital, ROOC (%)	100 x	$\frac{\text{Operating profit}}{\text{Operating capital [1,2]}}$
Return on equity, ROE (%)	100 x	$\frac{\text{Profit before tax and minority items – taxes}}{\text{Equity + minority interests [2]}}$
Equity ratio (%)	100 x	$\frac{\text{Equity + minority interests}}{\text{Total assets}}$
Interest-bearing net liabilities		Interest-bearing liabilities – interest-bearing assets
Debt/Equity ratio		$\frac{\text{Interest-bearing net liabilities}}{\text{Equity + minority interests}}$
Earnings per share		$\frac{\text{Profit for the period}}{\text{Average number of shares}}$
Cash earnings per share		$\frac{\text{Profit for the period + depreciations}}{\text{Average number of shares}}$
Equity per share		$\frac{\text{Equity}}{\text{Number of shares at the close of the period}}$
Dividend per share		$\frac{\text{Dividend for the period}}{\text{Number of shares}}$
Dividend yield	100 x	$\frac{\text{Dividend per share}}{\text{Share price at the close of the period}}$
Payout ratio (%)	100 x	$\frac{\text{Dividend per share}}{\text{Earnings per share}}$

1) Capital employed = Operating capital – Net tax liabilities
2) Average of beginning and close of financial period

Graphic design and concept: Incognito Design, Helsinki • Print: Hansaprint, Turku • Cover stock: Stora Enso G-Print 150 g/m², Stora Enso Grycksbo Mill (ISO 14001 -certified and EMAS-registered S-S-00061) • Text stock: Stora Enso SuperPress 52 g/m², Stora Enso Summa Mill (ISO 14001 -certified and EMAS-registered FIN-000041)

P.O. Box 309
FIN-00101 Helsinki, Finland
Calling address: Kanavaranta 1
Tel. +358 2046 131
Fax +358 2046 21471

Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
Calling address: World Trade Center,
Klarabergsviadukten 70
Tel. +46 8 613 66 00
Fax +46 8 10 60 20

Stora Enso International Office
9, South Street
GB-London W1K 2XA, U.K.
Tel. +44 20 8432 1500
Fax +44 20 8432 1600

www.storaenso.com
corporate.communications@storaenso.com

SEO LISTED NYSE

StoraEnso

ENVIRONMENT AND RESOURCES 2001





Contents

Year 2001 in brief 3
Environmental and social responsibility policy 5
Responsible – globally and locally 6

Environmental performance 2001
- Management 8
- Environmental investments and annual costs 10
- Fibre procurement 11
- Recycling & recovery 16
- Energy 18
- Transport 22

Infractions, complaints and corrective measures 23
Resource utilisation and environmental performance 2001 24
Production, waste disposal and emissions 26

Examination report 30

Contact information 31
Glossary 35

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees",or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Year 2001 in brief

- By the end of 2001, 87% (up from 80% at the end of 2000) of Stora Enso's pulp, paper and board production capacity was covered by ISO 14001 and/or EMAS. Additionally, all the Group's Nordic sawmills are EMAS-registered. All Stora Enso North America production units, including forest resources, are on schedule to be certified by the end of 2002.

- Stora Enso was included in the Dow Jones Sustainability Index (DJSI) for the third year running. Furthermore, the Group was listed in the new FTSE4Good index, which was launched in 2001.

- Work continued towards completing systems documenting the origin of fibre. A set of general principles stressing the need to guarantee the sustainability of all the Group's fibre sources was also approved.

- Stora Enso formulated a Climate Change Policy, according to which the Group will use its potential to mitigate climate change in joint efforts with other businesses and sectors.

- Stora Enso's principles for Corporate Social Responsibility were approved. The Group resolved to become a member of the United Nations Global Compact, which strives to make globalisation work for everyone around the world.

- The proportion of bio-fuels in the Group's own energy production remained high, at 60%, although this figure was slightly less than in 2000 (64%). This was because production curtailments during 2001 led to intermittent energy production, which increased the demand for fossil fuels.

- There was a decrease in practically all emissions compared to the previous year, attributable to the combined effect of improved environmental performance and lower production volumes. Discharges of COD declined by more than 38 000 tonnes, corresponding to a specific reduction, expressed in kg/tonne product by 13%. Specific reductions were also achieved for discharges to water of AOX, Phosphorus and Nitrogen and for the emissions to air of NO_X. Absolute emissions of fossil fuels based CO_2 decreased by 170 000 tonnes, which corresponds a 6% increase in specific terms, due to production curtailments. Absolute emissions of SO_2 decreased by 1 700 tonnes, corresponding a 2% increase in specific terms.

- Environmentally related investments amounted to EUR 75 million, and operational environmental costs were EUR 160 million in 2001. A new fibre line at Imatra Mills was taken into use, resulting in reductions in odours, noise and water consumption. During 2001 it was also decided that a new paper machine utilising recovered fibre will be built at Langerbrugge Mill.

Year 2001 in brief

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader.

In 2001 Stora Enso had sales of EUR 13.5 billion and approximately 15 million tonnes of annual paper and board production capacity. The Company employs some 43 000 persons in more than 40 countries and its shares are listed in Helsinki, New York and Stockholm.

Stora Enso works mainly in the business-to-business environment – our customers are large and small publishers, printing houses and merchants as well as the packaging, joinery and construction industries worldwide. Production is located in three continents, while our main sales markets are Europe and North America. Thanks to our global presence we are able to serve customers locally.

Stora Enso's modern production capacity and the good integration between raw material, energy and efficient processes ensure production continuity.

The Company pursues an environmental and social responsibility policy that is committed to developing business towards ecological, social and economic sustainability. In 2001 the Principles for Corporate Social Responsibility were formulated to complement the policy and values of the Group in a concrete way.

Financial highlights

	2000	2001
Sales, EUR million	13 017.0	13 508.8
Operating profit, EUR million	2 371.3	1 486.9
excluding non-recurring items, EUR million	1 925.6	1 495.2
% of sales	14.8	11.1
Profit before tax and minority interests, EUR million	2 099.0	1 223.0
excluding non-recurring items, EUR million	1 653.3	1 231.3
Profit for the period, EUR million	1 435.0	926.3
Capital expenditure, EUR million	769.3	857.1
Interest-bearing net liabilities, EUR million	5 182.7	4 819.9
Capital employed, EUR million	13 902.9	13 859.1
Return on capital employed (ROCE), %	20.7	10.7
excluding non-recurring items, %	16.8	10.8
Return on equity (ROE), %	19.5	10.4

	2000	2001
Debt/Equity ratio	0.59	0.53
Earnings per share, EUR	1.77	1.03
excluding non-recurring items, EUR	1.32	0.94
Cash earnings per share, EUR	3.16	2.43
excluding non-recurring items, EUR	2.61	2.34
Equity per share, EUR	9.41	10.03
Dividend per share, EUR	0.45	0.45 *
Payout ratio, %	34	48
Market capitalisation, EUR million, 31 Dec. 2001	11 733	13 006
Deliveries of paper and board, 1 000 tonnes	12 971.0	12 858.0
Deliveries of wood products, 1 000 m^3	4 880.0	4 860.0
Average number of employees	41 785	44 275

*) proposed dividend

www.storaenso.com/2001

Environmental and social responsibility policy

Responsible business

Stora Enso is committed to developing its business towards ecological, social and economic sustainability. These tasks are recognized as shared responsibilities within Stora Enso enabling a continuous improvement of our operations.

Eco-perspective

Stora Enso's objective is to supply customers with products and services that satisfy various needs related to printed communication, packaging and construction purposes. These products are mainly produced from renewable raw materials, and are recyclable and safe to use.

The concept of product life cycle guides our environmental activities and provides the framework for our efforts. We expect the same commitment from our suppliers and partners so that at every stage, from raw material to the end product, the impact on the environment will be minimized.

Social respect

As an international company, Stora Enso acknowledges its role as a model company in the global, national and local society. Our attitude shall be characterized by respect for the cultures, customs and values of individuals and groups in countries where we operate. When developing our business to earn credibility, we will comply with and when necessary go beyond the requirements of national standards and legislation.

Transparent interaction

In order to continuously strengthen our operations and develop environmental and social issues in a sustainable way, Stora Enso considers an open discussion and interaction with all stakeholders, both governmental and non-governmental, as fundamental.

Responsible – globally and locally

I am pleased to note that we have been able to continue leading the way by making considerable improvements in our environmental work. This confirms that our systematic efforts for the environment are continuously improving our performance, as can be seen from the highlights of our achievements during 2001, presented on page 3 of this report.

The climate change issue is at the top of the global environmental agenda, and is likely to remain there for the foreseeable future. Although the magnitude of the threat is the subject of conflicting scientific views, the need to act to abate climate change is already a reality. Stora Enso, along with the rest of the forest products industry, is well positioned to make significant contributions.

We are committed to continuing our pro-active work, and have now defined a Climate Change Policy for the Group, expressing our ambition to make optimum use of our opportunities to combat climate change. The three main pillars of the policy are improvements in energy-efficiency, new combined heat and power generation schemes, and the promotion of bio-fuels in our energy production.

Stora Enso intends to use its potential to mitigate climate change through joint efforts involving both other businesses, and other sectors of society. The success of these efforts will largely depend on the frameworks defined by society as a whole. It is vital that suitable incentives are provided to encourage industry to carry out the necessary concrete measures. Stora Enso sees voluntary agreements as important tools for creating industry-driven solutions. The Group advocates fair, cost-efficient and viable rules and mechanisms aimed at mitigating climate change.

Emissions trading and other flexible mechanisms are measures that must be further discussed and developed, particularly since the interrelationship between emissions trading and other policy instruments is still unclear. In the meantime, Stora Enso intends to go ahead with preparations to operate within an eventual framework of Kyoto mechanisms.

The global context

The climate change issue is a prime example of how environmental issues must be seen in the larger, global context. Such issues also encourage us to see business operations in a holistic way. For us as a forest products company, this naturally involves looking at the entire product chain, from the raw materials right through to product stewardship.

Most managed forests have a positive net growth, and thus function as carbon sinks, absorbing carbon dioxide from the atmosphere. Timber products can lock up carbon for long periods, and even paper and board products represent a carbon stock, particularly since they can be repeatedly recycled. Meanwhile, the intensive use of bio-fuels instead of fossil fuels in Stora Enso's mills generates CO_2-neutral energy. These factors all count on the credit side in the carbon balance for a forest products company.

Meeting targets

Our consolidation of our leading position in the adoption of environmental management systems was a major feature of our environmental work during 2001. The proportion of our paper, pulp and board production capacity covered by ISO 14001 and/or EMAS has now increased to 87% (from 80% in 2000). All Stora Enso's Nordic sawmills are also EMAS-registered.

I am proud to report that our Suzhou Mill in China has now received ISO 14001 certification, and that our operations in the USA have achieved their target of becoming fully prepared for certification by the end of 2001. This means that during 2002 the vast majority of our productive operations will be organised within systems that consistently strive to meet specific environmental goals, and clearly communicate their achievements to stakeholders.

At Stora Enso we have chosen to work towards locally set targets for traditional environmental parameters, rather than Group-level targets. We are convinced that most practical environmental work must primarily be based on local conditions, including specific ecological, technical and social considerations.

Our achievements are reflected in the fact that for the third year in a row Stora Enso has been listed in the Dow Jones Sustainability Index. We also feature in the recently introduced FTSE4Good index.

In last year's Environmental Report I mentioned our plans concerning social responsibility. I can now report that our Board of Directors has accepted a set of Principles for Corporate Social Responsibility, which are presented in detail in the Stora Enso 2001 report. These new principles complement our Environmental and Social Responsibility Policy, helping us to address all aspects of sustainable development – locally and globally.

Björn Hägglund
Deputy CEO, Chairman of
the Stora Enso Environment Committee



2134102731

Management

Improve and communicate

Stora Enso's environmental management systems guarantee continuous improvements and promote uniform practices throughout the Group. By the end of 2001, 87% (80% in 2000) of the company's pulp, paper and board production capacity was covered by ISO 14001 and/or EMAS. Moreover, all Stora Enso's sawmills in the Nordic Countries are EMAS-registered.

In the US, Stora Enso North America is on schedule to have its entire pulp and paper production, including forest resources operations, certified by the end of 2002.

Group Management defined the principles for the implementation of environmental management systems and related procedures in 2000, and during 2001 the integration of these principles into everyday operations continued. One important step was the incorporation of these principles into Excellence 2005, the Group's business development model. Another step has been the preparation of pilot projects for units where environmental management systems have not previously been used, such as service units.

Management systems reflected in products

Voluntary environmental management systems are the primary means for Stora Enso to translate the Group's environmental principles to practice. They ensure that units focus on the most critical issues in each location where the company operates, and they are also a good way to provide information about the environmental aspects of the Group's products.

The European Union's latest Environmental Action Programme strongly emphasises the need to use market-oriented and consumer-oriented tools to promote sustainable development. The renewal of EMAS regulations in 2001 has facilitated significant improvements in Europe by, for instance, encouraging the use of the EMAS logo in marketing to signify continuous improvements in environmental performance.

EMAS and ISO 14001 can incorporate environmental issues from the forest to the mill, on to printers, and ultimately consumers. The setting of mutual targets has also become possible, thanks to the adoption of the same approach by an increasing number of Stora Enso's suppliers and customers.

As a global company, Stora Enso requires tools that are supported worldwide to communicate the Group's environmental performance. This global scope is one reason why Stora Enso believes EMAS and ISO 14001 are the best tools to ensure continuous improvements in performance.

Stora Enso has now largely withdrawn from the Swan Label, an eco-labelling programme launched by the Nordic Council of Ministers in 1990, although the label is still used for office papers in Europe.

A new way to provide product-specific information

Customers are increasingly interested in obtaining detailed product-specific information. To meet this demand, Stora Enso and other leading pulp and paper manufacturers, paper distributors and industry associations, have developed a uniform declaration procedure for environmental product information, known as Paper Profile (PP).

The testing of this concept began in Europe in 2001. In combination with EMAS statements from mills, Paper Profiles will provide a comprehensive information package, since they give essential information on key environmental parameters, the composition of products, environmental management and wood procurement.

Organisation and responsibilities

Operational management is responsible for environmental performance at each organisational level. An Environment Committee, chaired by the Deputy CEO, serves as the overall co-ordinating body for Group-wide environmental issues. The CEO and the DCEO make decisions on strategic and policy issues. Stora Enso Environment is headed by the Senior Vice President, Environment, and closely co-operates with and supports the Group's business operations through regional operational teams for Finland, Sweden, Continental Europe and North America. A team of specialists provides the Group with the necessary expertise.

Environmental management systems



EMAS
ISO 14001
EMAS + ISO 14001

www.storaenso.com/2001

Environmental investments and annual costs

In 2001, Stora Enso spent EUR 235 million on environmental investments and costs, compared to EUR 229 million in 2000. This spending includes capital expenditure as well as operating and maintenance costs, but excludes interest and depreciation. Total environmental investments amounted to EUR 75 million, while environmental costs totalled EUR 160 million.

The most important investment completed during 2001 was the new fibre line at Imatra Mill. The total investment was EUR 365 million, of which 11% was classified as environmental investment. The most extensive investment decision made during 2001 concerned a construction project at Langerbrugge Mill. Investment will amount to a total of EUR 476 million, of which 30% is environmental investment. A new newsprint paper machine will use 100% recycled fibre, and the project also includes a bio-fuel power plant.

In Finland a new Environmental Protection act has been in force since March 2000. In accordance with the EU principle of IPPC (Integrated Pollution Prevention and Control), the following pulp, paper and/or board mills have to renew all their environmental permits by the end of 2004 at the latest: Anjalankoski, Corenso Pori, Enocell, Heinola Fluting, Imatra, Kemijärvi, Kotka, Oulu, Pankakoski, Summa, Varkaus and Veitsiluoto.

Also the following Stora Enso units are due to update their environmental permits between 2002 and 2006: Ala Sawmill, Balabanovo, Barcelona, Berghuizer, Biron, Celbi, Corenso St. Seurin-sur-l'Isle, Duluth, Falun Red Paint, Gruvön Sawmill, Heinola Packaging Mill, Honkalahti Sawmill, Kimberly, Kitee Sawmill, Koski Sawmill, Niagara, Nymölla, Paty, Plana Sawmill, Stevens Point, Suzhou, Whiting and Wisconsin Rapids Paper, Paperboard and Pulp Mills. Furthermore, the Water Quality Center and Water Renewal Center in Wisconsin Rapids will update their permits.

Estimates indicate that a total of EUR 58 million will be required to cover future corporate environmental liabilities. The implementation plan includes major remediation projects such as decommissioning activities at the Falu Mine, the clean-up of mercury contamination at the former chloralkali plant at Skoghall, and the final safe disposal of mercury at Skutskär Harbour.

There are currently no active or pending legal claims concerning environmental issues which could have a major impact on Stora Enso's financial position.



Fibre procurement

Tracing every step

Stora Enso promotes good forest management. It is vital to ensure that the origin of all the wood fibre used by the Group can be traced, in order to guarantee that all the fibre used in Stora Enso products comes from sustainably managed sources.

Stora Enso operates in all major forest zones around the world, and the sources of the fibre used by the Group are increasingly varied. This underlines the need to be able to trace the origin of fibre in every product, even when pulp or chips produced by another company are used.

Fibre sources should be fully in accordance with Stora Enso's corporate values, strategies and policies, and must also be consistent with the key elements of social, ecological and economic sustainability – including issues related to human rights, for instance. These principles, as confirmed by Stora Enso's Group Management in November 2001, are the framework for the operations of the Group's regional wood procurement organisations.

Environmental and quality management systems are useful tools for tracing and documenting the origin of fibre. In wood procurement areas where no other verified systems are in place, Stora Enso's internal documentation system is used. Chain-of-custody verification for wood flows from certified forests is another important method, with the Swedish FSC-approach being a prominent example (see table on page 15). Chain-of-custody verification can also be integrated into the organisation's Quality Management System, as is the case with all Finnish and Russian wood flows. The whole system is verified by a third party, and in Finland the wood comes from PEFC-certified forests.

Stora Enso is also working actively to improve the quality of information concerning the origin of fibre in the Baltic Countries, aiming to increase the awareness and understanding of local and global environmental issues.

In the US, all pulpwood can be traced back to its delivery location, which in most cases is where the wood is harvested.

Balancing conservation and economic use

Stora Enso's ecological landscape plans strive to balance the sustainable use of forests with conservation measures. This method is applied on leased land as well as on the company's own land. In Sweden, ecological landscape planning covers a total area of 1.3 million hectares – 84% of Stora Enso's productive forest holdings. Ecological landscape plans, based on key biotope inventories, have been drafted or approved for 98% of this area, and plans for the remaining sites will be ready by 2003.

There has also been progress with the ecological landscape planning of Stora Enso's forest holdings in Finland. Six new plans covering a total area of 23 500 hectares were started in 2001. A special joint planning project has been set up in Ruokolahti in southeastern Finland to test an optimising method developed by the Finnish Environment Institute to find and preserve the most ecologically valuable sites.



The ecological value of Stora Enso's forest holdings in Finland were inventoried over the period 1995–1999, and the results should be fully assessed by the end of 2002. Stora Enso Metsä applied for official protection of an area of 881 hectares in the Koitere Islands in North Karelia. Negotiations with the environmental authorities concerning the extension of national conservation programmes in Stora Enso Metsä's forest holdings are currently continuing.

In Canada, the Long Term Plan for 607 000 hectares of licensed Crown land and 25 000 hectares of company-owned land was completed and submitted for approval. The plan uses ecological landscape planning, and incorporates the criteria and indicators of Sustainable Forest Management defined by the Canadian Council of Forest Ministers.

The annual green audit of Stora Enso Port Hawkesbury Woodlands Unit's operations showed compliance with key wildlife conservation standards in 2001. The audit team included forestry and biology representatives from the provincial forest authority and the local aboriginal conservation institute as well as the company.

In Lithuania, Estonia and Latvia, Stora Enso is participating in key biotope inventories with local environmental authorities and NGOs.



Stakeholder dialogue

Stakeholder dialogue is crucial in promoting good forest management. In Sweden, for instance, the relevant forest certification scheme (FSC) specifically requires dialogue involving environmental organisations, unions and indigenous people. Similar methods are also applied in ecological landscape planning.

In Nova Scotia, Canada, a committee with representatives from the local community as well as environmental, academic, and business interests in Stora Enso's wood procurement area, provides advice concerning the Long Term Plan. Environmental inspections and training have encouraged Stora Enso's principle wood suppliers to improve forest stewardship practices. Stora Enso currently heads the Provincial Implementation Committee for the SFI℠ forest certification standard, and has also led the development of the SFI℠ forest worker training manual with the Nova Forest Alliance Model Forest.

In Russia, Stora Enso is an active participant in the Pskov Model Forest Project, which is led by WWF Russia. The Group also financially supports this project, which aims to find a model of sustainable forestry and wood procurement suitable for Russia. The first phase of this project is expected to be concluded by the end of 2003. In the Republic of Komi in Northern Russia, Stora Enso's suppliers participate in a training programme covering wood procurement, logging, transportation and the timber trade, which is also funded by the Group.

Old-growth moratoriums in the Republic of Karelia and the Murmansk Region continued in 2001. Stora Enso Metsä is working closely with the Russian authorities and NGOs, and has helped with the organisation of seminars on environmental issues in Russia.

Research and training

Training and research work continued to be a part of everyday operations in all wood procurement areas, with notable projects underway in many areas.

In Brazil, a total area of 34 784 hectares of remnants of ecologically valuable Atlantic Rainforest at different developmental stages were mapped in forests belonging to the plantation company Veracel, which is partly owned by Stora Enso. Nurseries produced 300 000 seedlings of native Atlantic Rainforest species, and 279 hectares have been planted. Veracel has also developed a programme of financial support for educational and social projects in local communities, in co-operation with the Brazilian Development Bank.

Stora Enso Celbi is currently developing a set of criteria and indicators for sustainable forest management specially adapted for conditions in Portugal. This process also involves environmental training carried out in co-operation with various stakeholders.

Stora Enso Forest Consulting is running a project assessing biodiversity management in commercial tree plantations in the tropics, as part of the Finnish Biodiversity Research Programme (Fibre). The Indonesian plantation company PT Finnantara Intiga, which is partly owned by Stora Enso, has been selected as a case study for this research project. The three-year project is due to be completed in 2002.

Key figures

The Group used a total of 40 million cubic metres of wood in 2001 (solid under bark), almost three-quarters of which was procured in Western Europe. Most of the wood from Europe and North America comes from small private forest holdings, larger state-owned holdings and land leased or owned by the Group. Stora Enso owns 2.7 million hectares of forest, including 1.9 million hectares in Sweden (1.6 million hectares of which is productive forest land). Stora Enso also leases 0.6 million hectares of forest, mostly in Nova Scotia, Canada.

Stora Enso owns 45% of Veracel, a company that manages plantations in Brazil, and 60% of the Finnantara plantation company in Indonesia. Veracel has 59 700 hectares of eucalyptus plantations, and Finnantara 29 000 hectares of acacia. Stora Enso's forest operations in Celbi, Portugal cover 45 000 hectares of Eucalyptus globulus, which accounts for 50% of Celbi Mill's wood consumption.



Integrating pulp production

Stora Enso uses pulp produced within the Group whenever possible. When external pulp is needed, Stora Enso expects suppliers to comply with the requirement that fibre must come from sustainable sources.

Stora Enso dissolved its Pulp Division in 2001 by reallocating non-integrated pulp mills to other divisions. This restructuring did not affect the operations of the pulp mills, and the Group's pulp balance also remains intact. Pulp production is now better integrated into Stora Enso's paper and board business, with transportation solutions optimised and different pulp grades more efficiently directed to end-users.

Pulp Sales continues its activities as before. A Pulp Competence Centre was established in the Packaging Boards Division.



Pulp balance 2001[1)]

1 000 tonnes	Long-fibre	Short-fibre	Fluff	Total
Production	1 990	2 152	183	4 325
Sunila[2)] (50%)	0	150	0	150
Total production	1 990	2 302	183	4 475
Deliveries to own mills	1 663	1 990	0	3 653
External deliveries	327	312	183	822
External purchases	246	523	0	769
Pulp balance	81	-211	183	53

[1)]Figures are based on production and deliveries during 2001. [2)]Associated company

Environmental management systems

Stora Enso Forest		
Stora Enso Forest Sweden (Stora Enso Skog)	EMAS	– Wood Supply Unit audited December 2000 – registration granted in 2001
	ISO 14001	– Wood Supply Unit audited December 2000 – certification granted in 2001 – Ludvika Management Region certified in 1999
Stora Enso Forest Finland (Stora Enso Metsä)	EMAS	– the first Finnish forestry organisation approved for an EMAS test register in 1999 – now transferred to the main EMAS register in connection with the revision of EMAS regulations
	ISO 14001	– certification granted in1998 – renewed in 2001 after monitoring audit
Stora Enso Forest Central Europe	EMAS ISO 14001	– still in start-up (founded during 2001), so EMAS registration and ISO 14001 certification processes have not yet commenced – a system for documenting the origin of fibre will be created during 2002
Stora Enso North America		
Stora Enso North America Forest Resources, USA	ISO 14001	– certification due to be completed during spring 2002, to cover major open market suppliers (over 9 320 m³ of wood per year)
Stora Enso Port Hawkesbury Limited Woodlands Division, Canada	ISO 14001	– certification audited for renewal December 2001 – certification will cover planning, harvesting, silviculture, road construction on company controlled lands, and all wood transportation – includes a program designed to encourage principle wood suppliers to adopt good stewardship practices
Plantations		
Stora Enso Celbi, Portugal	ISO 14001	– certification granted early 2001; currently being audited for renewal in February 2002
Veracel, Brazil	ISO 14001	– certification process started July 2001 – Forestry Management Activities related to plantations and pulpwood due to be certified later in 2002

Forest certification systems

Stora Enso's involvement in forest certification should always contribute to good forest management. A variety of certification tools are currently available, each with their own specific features and geographical scope. The Group is working towards the mutual recognition of credible certification schemes, and steps have been taken both on the national and international level. Extensive discussions were held with stakeholders during 2001 in Sweden, for instance.

Read more about Stora Enso's forest certification principles at www.storaenso.com/environment.

Stora Enso Forest		
Stora Enso Forest Sweden (Stora Enso Skog)	FSC	All Stora Enso Skog's forest holdings in Sweden are FSC-certified. The Ludvika management region was the first area in Sweden to be granted FSC certification, back in 1996. All the transportation of wood from Stora Enso's forests to measuring stations at mills is chain-of-custody certified. Three of Stora Enso's four sawmills in Sweden are covered by FSC chain-of-custody certification at the product level. Part of Norrsundet Mill's pulp production also has FSC chain-of-custody certification.
Stora Enso Forest Finland (Stora Enso Metsä)	FFCS/ PEFC	Stora Enso Metsä participates in the Finnish Forest Certification System (FFCS), which is endorsed by PEFC. The chain-of-custody system covers all fibre sources from the forests to the mills. Seven of Stora Enso's eight sawmills in Finland are covered by chain-of-custody certificates at the product level.
Stora Enso Forest Central Europe	PEFC	Bad St Leonhard Sawmill received PEFC chain-of-custody certification in 2001.
Stora Enso North America		
Stora Enso North America Forest Resources, USA	SFI℠	The Sustainable Forest Initiative℠ (SFI) certification of Stora Enso North America Forest Resources, USA was completed in July 2000, and covers land management and wood procurement practices. A Public Audit Summary of Sustainable Forest Initiative℠ (SFI) certification findings has also been conducted for stakeholders.
Stora Enso Port Hawkesbury Limited, Woodlands Division, Canada	SFM	The Canadian Standards Association (CSA) programme for Sustainable Forest Management (SFM) certification of Stora Enso Port Hawkesbury Woodlands Division, Canada is due to be achieved during 2002, meeting both CSA and SFI standards. The CSA standard will be applied to company-controlled lands, and the SFI standard will be applied to all land management and wood procurement activities.

PEFC – The Pan-European Forest Certification Scheme, which endorses the FFCS. The SFI℠ and CSA Z809 systems are also PEFC members. **FFCS** – The Finnish Forest Certification System. **FSC** – Certification by the Forest Stewardship Council. **SFI℠** – The Sustainable Forestry Initiative of the American Forest & Paper Association. **CSA Z809** – Forestry certification criteria of the Canadian Standards Association program for Sustainable Forest Management.

Organisation

Stora Enso Forest is the wood procurement organisation for the Group's Finnish, Swedish and Central European mills. It consists of Stora Enso Metsä in Finland, Stora Enso Skog in Sweden, and Stora Enso Forest Central Europe. Stora Enso Metsä has overall operative responsibility for international wood procurement from Russia, and Stora Enso Skog has the same role for imports from the Baltic Countries. These organisations also manage the Group's forest holdings. Stora Enso Forest Central Europe, based in Düsseldorf, was formed in summer 2001 to manage wood procurement for Stora Enso's mills in Central Europe.

The Stora Enso North America Forest Resources Unit is responsible for wood procurement for the Group's US operations, and the management of company-owned land in the US and Ontario, Canada. The Stora Enso Port Hawkesbury Woodlands Unit is responsible for wood procurement and the management of company land and licensed Crown lands in Nova Scotia, Canada.

www.storaenso.com/2001



Recycling & recovery

A vital link in the paper chain

Stora Enso views recovered fibre as an important raw material – and a vital link in the paper chain. Stora Enso's production facilities used 2.1 million tonnes of recovered fibre in 2001, approximately the same amount as in 2000. All of Stora Enso's products are recyclable.

The main investment decision of the year in this respect concerns the construction of a new newsprint production line to utilise recycled paper at Langerbrugge Mill. The project also involves a new power plant, which will incinerate all the pulp mill's de-inking sludge, and the rebuilding of one of the mill's existing paper machines for Super Calendered paper production. The new newsprint line is expected to begin production in the first half of 2003.

Duluth Recycled Pulp Mill introduced two new products during 2001, enabling the mill to use a broader selection of recycled grades, and find sources of recovered fibre closer to the mill. Recycled pulp production increased by 15% from 2000 to 2001, largely due to the launch of the new products.

Also during 2001, Keräyskuitu Oy in Karhula invested in reject handling processes designed to separate materials according to their coarseness, so finer reject materials can be utilised for landscaping. This has reduced the amount of waste going to landfill by 90%. The renewal of the flotation process for de-inking at Keräyskuitu Oy was completed at the end of 2000, and in its first year of operation the renewed process improved fibre yield by 2%.

Energy recovery the last resort

The paper and board industry is not the only sector to value recovered fibre. But Stora Enso supports the view of the forest industry, that wherever feasible the material content of recycled paper should be utilised rather than merely recovering its energy content.

Already today practically all the available paper of certain grades is recycled in some regions. In Central Europe, for instance, many mills now manufacture newsprint utilising 100% recycled paper.

Useful raw materials from residuals

Stora Enso has continued to implement projects designed to improve the efficiency of resource utilisation and turn residuals into useful raw materials. This work has resulted in a reduction of 9% in the company's overall need for landfill waste disposal during 2001. Several major projects implemented in 2001 have made important contributions in this respect.

Four of Stora Enso North America's five wastewater treatment plants now have permits allowing the use of their residuals as fertilisers or for soil improvement on agricultural land. The Water Renewal Center and Port Hawkesbury Mill received their permits during 2001. Port Hawkesbury Mill began spreading fertiliser on 20 local farms during the summer of 2001, and the Water Renewal Center will begin similar operations in January 2002. The amount of sludge ending up as landfill is expected to fall by around 60%.

The Canadian province of Nova Scotia has aimed to reduce the amount of solid waste sent to landfills by at least 50%. The Port Hawkesbury Mill is well above this target, thanks to the adoption of a new waste management programme.

Reisholz Mill installed a new filter in the water loop of one of the mill's paper machines, reducing quantities of fibrous sludge by 50% in 2001.

In Sweden, four mills have been actively developing wind and sun drying techniques for logging residuals, fibre residuals and chemical sludge. The dried products are then used either as bio-fuels or for soil improvement, and this has reduced the amount of waste sent to landfill by some 90 000 tonnes.

For more information about residuals in energy production, see page 20.

www.storaenso.com/2001

Energy

Combating climate change

Stora Enso is well positioned to make important contributions towards mitigating the effects of climate change. The Group intends to make optimal use of its considerable potential in this work.

Stora Enso's strengths in abating the effects of the climate change are based on its use of a renewable resource – wood, the high share of bio-fuels in the Group's energy production, a commitment to conserve energy, and the intensive internal use of combined heat and power production (CHP). Furthermore, CO_2-neutral materials, such as Stora Enso's timber products, can be used as substitutes for products manufactured from non-renewable raw materials. Paper and board products, which can remain in circulation for long periods, also lock in carbon – as do growing forests.




150



Using bio-fuels efficiently

It is most likely that the Kyoto process will greatly affect Stora Enso's operations. This underlines the importance of the Group's Climate Change Policy, which will form the framework for focused actions.

Bio-fuels are considered to be CO_2-neutral in the Kyoto process. At many Stora Enso mills, bio-fuels account for high proportions of total energy consumption; notably at the integrated Varkaus Mill (82%), and Skutskär Pulp Mill (94%). Bio-fuels accounted for 60% of the Group's total annual fuel consumption for energy processes in 2001 – a reduction from the previous year (64%). One reason for this is the use of fossil fuels for intermittent energy production due to production curtailments.

Internal energy flows, especially from chemical pulp mills, can be exploited most efficiently where a sawmill, pulp mill and paper mill are located together. Bark and other bio-fuels from sawmills can also be directly utilised in power plants. The energy-efficiency of this type of integration means that less energy is needed to produce a tonne of paper or board.

The new production line at Langerbrugge Mill will include a 51-MW thermal output bio-fuel power plant that will use fibrous sludge from an integrated de-inking plant and from the waste water treatment plant to generate heat and power, reducing the consumption of fossil fuels. The new line will start up in June 2003.

Total consumption of fuel in Stora Enso's production in 2001, TJ

Bio-fuels	60%
Gas	21%
Coal	9%
Oil	6%
Peat	4%
Total 206 300 TJ	



Bio-fuels account for some 60% of the Stora Enso Group's total annual fuel consumption of 206 300 TJ, with natural gas amounting to about 21%, and the rest divided between peat, oil and coal.
CHP production covers 52% of the Group's total electricity consumption of 22.5 TWh.

www.storaenso.com/2001

Electricity procurement and consumption in the Group in 2001, TWh

	Finland	Sweden	Europe (excl. Finland and Sweden)	North America	Asia	Total
Group resources[1)]						
CHP (Combined heat and power)	3.7	1.0	1.6	0.9	0.03	7.2
Hydropower	0.4	0	0	0.2	0	0.6
Nuclear power	1.2	0	0	0	0	1.2
Other sources	0.6	0	0	0	0	0.6
Subtotal	5.9	1.0	1.6	1.2	0.03	9.7
External purchasing	2.0	4.8	3.5	3.5	0.08	13.8
Total procurement	7.9	5.8	5.1	4.6	0.11	23.5
Stora Enso mill consumption	7.5	5.8	4.5	4.6	0.1	22.5
External sales	0.4	0.025	0.6	0	0	1.0

1) Group resources = resources owned directly or indirectly by Stora Enso

Converting residuals into energy

At Varkaus Mill, the consumption of fossil fuels is being greatly reduced now that the gasification of polyethylene from recovered liquid packaging board has commenced. The new gasification plant will generate 900 TJ energy per year, and allow the recovery of aluminium as well as fibre. Preliminary measurements indicate that atmospheric emissions will be low. This process, developed in Varkaus, is the only one of its kind anywhere in the world. The operation concerned, Ecogas, is owned by Corenso, and was set up in 2001.

Heat and power – combined strength

Stora Enso already has a good record in combined heat and power generation (CHP), but there is potential for still more schemes. The challenge is to identify the most cost-efficient and eco-efficient projects, and to assess where co-operation with external partners is feasible.

CHP production with an energy-efficiency of 85% reduces emissions, as well as the demand for electricity from the grid. For instance, CHP accounts for 73% of the energy consumed at Norrsundet Pulp Mill, 63% at the integrated Veitsiluoto Mill, and 59% at Sachsen Mill, which produces newspaper. A modern non-integrated chemical pulp mill such as Enocell produces from its own fuels 53% more electricity than it uses in pulp production.

Several Stora Enso mills provide energy for local district heating schemes. The 25 000 residents of the town of Varkaus are kept warm throughout the year mainly thanks to secondary heat from Stora Enso's Varkaus Mill. The towns and villages of Heinola, Kotka, Nymölla and Skutskär are also heated through similar schemes.

Audits show improvements in energy conservation

Stora Enso will further strengthen energy-efficiency auditing procedures throughout the Group. All the European mills have gone through at least one auditing round. Auditing has also begun in the United States, and the first round will be completed in 2002.

By the end of 2001, a total of 117 mills and machines had been audited. The results of these audits have indicated where energy-saving potential still exists, and confirmed the importance of training, systematic reporting, and the sharing of best practices. Many important technical developments were reviewed in 2001.

At Reisholz Mill, a shoe press was installed in Paper Machine 2, leading to a 30% decrease in steam consumption (from 3.5 GJ/tonne to 2.3 GJ/tonne in 2001); since with less moisture remaining in the paper after the pressing phase, less energy is needed in the drying phase.

At Veitsiluoto Mill, process water is now heated with secondary heat from the bleaching plant. This improvement has led to annual energy savings of 350 TJ.

At Hylte Mill, annual NO_X emissions were reduced by more than 11 tonnes, through improvements in the oil and natural gas burners of Boiler 2 that eliminate excess air.



Policy

Stora Enso intends to exploit the Group's considerable potential to mitigate climate change through joint efforts with other businesses and sectors.



Transport

Developing optimal solutions

New environmentally sound transport solutions should be both cost-efficient and resource-efficient. They are also an important part of Stora Enso's Climate Change Strategy.

Stora Enso transported 63 million tonnes of raw materials and products in 2001, which makes the Group a significant transport purchaser on the global scale.

The integration of the Transport Environmental Principles into Stora Enso's everyday work started during 2001. Meanwhile, the Group's Climate Change Strategy stresses the importance of the systematic evaluation of transport links, considering both environmental impacts and the ways people are affected. Since the locations of mills and clients are almost invariably fixed, the issue is usually not changing routes, but rather using them as efficiently as possible in terms of resources and costs.


Wood
40 million tonnes
Pigments and fillers
2.7 million tonnes
Recovered fibre
2.1 million tonnes
Purchased pulp
1.2 million tonnes
Paper and board
13.1 million tonnes
Timber products
3.2 million tonnes
Market pulp
0.8 million tonnes

The total flows of transported materials and products amounted to 63 million tonnes during 2001.

Efficiency and performance

Resource efficiency and environmental performance often go hand in hand, as can be seen from the following examples of recent transport improvements.

The Base Port transport system, launched in 2000, links mills in Sweden to markets in Continental Europe by integrating rail traffic with international shipping. Emissions have been reduced significantly due to high loading efficiency, and the catalytic cleaning equipment and low-sulphur fuel used by the ships. The Kvarnsveden–Lille transportation chain well illustrates the impact of the Base Port System on CO_2 and NO_x emissions, which were cut by 50% and 75%, respectively.
During 2001 a million tonnes of goods were channelled through the Base Port System, and in 2002 the total is expected to be 1.3 million tonnes. Further increases in volume will continue to reduce emissions.

In Southern Finland, Stora Enso has channelled all container transportation through Mussalo Harbour instead of Helsinki, reducing the CO_2 emissions due to land haulage by 30%. The latest cargo handling equipment was also taken into use in the terminal resulting in emission reductions of 35% for nitrogen oxides, 45% for carbon monoxide, and 85% for particulates.

In London, the transportation of Stora Enso products in vehicles fuelled with liquefied natural gas has begun. These lorries deliver newsprint from the Stora Enso rail terminal to major publishers around Greater London. The emissions of nitrogen oxides and carbon monoxide are some 90% and 40% lower, respectively, than those of diesel lorries. Particulate emissions are also reduced by nearly 90%, and the gas engines are quieter.

By the end of 2001, 450 transport suppliers had gone through the Compass system, which evaluates suppliers' environmental management. More than 90% of the suppliers successfully passed this assessment, and the remainder have been given a year to improve their operations.

www.storaenso.com/2001

Infractions, complaints and corrective measures

With few exceptions, the requirements of the environmental permits regulating operations at Stora Enso's various units were fulfilled by comfortable margins.

Heinola Fluting Mill – Certain waste water permit limits were exceeded at Heinola Fluting Mill, due to the growth of filamentous bacteria in the activated sludge basin. A special research project was conducted to find out the reasons for this. On the basis of the research results, Heinola decided to invest in a new Minimum Biosludge Process (MBP) which involves the pre-treatment of waste water before the activated sludge process. The new process was started up in December 2001.

Imatra Mills – People living near Imatra Mills have complained about unpleasant smells and noise problems. Imatra has paid special attention to noise problems when planning new processes and buildings. The new fibre line and particularly changes at the new debarking plant have significantly reduced noise levels, although there were some problems during the start-up. A special development project has also been set up to reduce the noise caused by the mills' board and paper machines.

Kemijärvi Mill – The permitted biological oxygen demand (BOD7) limit was exceeded at Kemijärvi mill during the winter and early spring. The aeration volume of the aeration basin was subsequently increased, and the nutrient balance control for Nitrogen and Phosphorus levels was improved. Thanks to these considerable efforts, oxidising efficiency was improved, and BOD7 loading has now fallen to acceptable levels.

Kotka Mill – The waste water permit limit for Phosphorus and the target value for Nitrogen were exceeded in the beginning of the year and in September. The main problem was that oxygen levels in the aeration basin were too low. During 2001 one of Kotka's paper machines and the pulp mill were also rebuilt, so it was difficult to achieve normal, stable process runs. To solve these problems, the aeration volume in the aeration basin was increased, and the nutrient balance control was also adjusted.

Varkaus Mill – During the midsummer shutdown at Varkaus, several hundred litres of raw soap entered a rain water drain and flowed on into a lake. The cause of this accident was the malfunction of a recirculation pump in the safety basin. The soap was collected by an oil boom close to the end of the drain, and further damage was avoided by effective prevention measures. To prevent this problem reoccurring Varkaus has improved the measures taken to control safety equipment before shutdowns.

Skoghall, Forshaga Mill – Soil samples taken during the construction of a loading area in Forshaga indicated that the soil was contaminated. This issue is being dealt with in co-operation with local partners.

Skoghall Mill – In summer 2001, local residents complained about odours and noise while Skoghall Mill was making trials on a landfill site involving the drying of chemical precipitation sludge before its incineration in the bark boiler. The problems ceased as soon as the trials were stopped.

Niagara Mill – A public complaint was filed regarding the operation of the mill's bio-solids agricultural landspreading program. The mill is currently working with the Michigan Department of Environmental Quality to resolve the complaint.

Port Hawkesbury – The mill's daily Total Suspended Solids limit was exceeded twice during 2001 due to problems with a secondary clarifier at the end of an extended shutdown in April. A Warning Letter from the federal ministry, Environment Canada was received concerning the incident. An action plan was implemented to prevent similar incidents in the future.

Wisconsin Rapids Pulp Mill – The federal Environmental Protection Agency alleges that violations of the Clean Air Act have occurred at the Wisconsin Rapids Pulp Mill related to projects begun between 1983 and 1991. Discussions with the authorities to resolve this situation are still continuing.

Resource utilisation and environmental performance



Wood, under bark 40 million m3
Purchased pulp 1.2 million tonnes
Recovered fibre 2.1 million tonnes
Pigments and fillers 2.7 million tonnes
Starch 0.2 million tonnes
Purchased electrical power 16 TWh
Purchased fossil fuels and peat 81 900 TJ
Externally purchased bio-fuel 7 800 TJ
Purchased steam 14 100 TJ
Water 870 million m3
0.8 million tonnes market pulp
9.1 million tonnes pulp for internal use
13.1 million tonnes paper and board
0.7 million tonnes converted products
4.8 million m3 timber products
External delivery of steam
and secondary heat 6 600 TJ
Internal heat consumption 167 000 TJ
Internal power production 7.7 TWh
Electrical power 0.9 TWh
Residuals* 0.8 million tonnes
Residuals* 0.3 million tonnes for internal use
Emissions, landfill and discharges to water
– see page 25.

* Deliveries of fibre sludge etc. to other Stora Enso mills. Deliveries of ash, pigments, fillers etc. to other companies.

Stora Enso's main environmental parameters continued to develop favourably during 2001. Discharges into water declined in absolute terms as follows: COD by 38 700 tonnes; AOX by 170 tonnes; Nitrogen by 260 tonnes; and Phosphorus by 40 tonnes. In specific terms, expressed as kg/tonne of products, these figures correspond to reductions of 13% for COD, 15% for AOX, 5% for Nitrogen, and 3% for Phosphorus. The greatest improvements in discharges into water were recorded at Skutskär Mill, where a new external treatment plant has recently been installed.

Emissions into air of NO_X and Sulphur dioxide declined by 2 200 tonnes and 1 700 tonnes, respectively. In specific terms, expressed as kg/tonne of products, these figures correspond to a reduction of 3% in NO_X emissions, and an increase in Sulphur dioxide emissions of 2%. The rise in the relative emissions of Sulphur dioxide was largely due to the use of fossil fuels for intermittent energy production during periods with frequent interruptions in production.

The disposal of solid waste has been reduced by 41 000 tonnes overall, with particularly remarkable improvements reported from Wisconsin Rapids Pulp Mill and Skoghall Mill.

Emissions to air

CO_2 from non-renewable fuels	5 750 000 tonnes
CO_2 from renewable fuels	15 024 000 tonnes
CO_2 total	20 774 000 tonnes
SO_2	23 000 tonnes
NO_x (NO_2)	18 000 tonnes



Landfill

Waste for landfill	408 000 tonnes
Hazardous waste	11 000 tonnes

*** The following factors have been used in 2001 when calculating CO_2 emissions:**

Black liquor	126 kg/GJ
Bark 50% (dry state)	125 kg/GJ
Wood waste	125 kg/GJ
Sludge	110 kg/GJ
Soap	100 kg/GJ
Tall oil	70 kg/GJ
Other bio-fuels	100 kg/GJ (estimated)
Peat	106 kg/GJ
Natural gas	55 kg/GJ
Heavy oil	77 kg/GJ
Light oil	74 kg/GJ
Coal	94 kg/GJ

*Except mills in North America, which have used US federal government factors.

Discharges to water

COD	151 000 tonnes
AOX	580 tonnes
Phosphorus	290 tonnes
Nitrogen	1 700 tonnes

Emissions, waste and production *)

SO_2


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
Production[1)]
SO₂
1997 1998 1999 2000 2001

NO_x


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
Production[1)]
NOx
1997 1998 1999 2000 2001

Solid waste


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
Production[1)]
Solid waste
1997 1998 1999 2000 2001

AOX


1.2
1.0
0.8
0.6
0.4
0.2
0
Pulp prod.[2)]
AOX
1997 1998 1999 2000 2001

COD


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
Production[1)]
COD
1997 1998 1999 2000 2001

*) Former Consolidated Papers, Inc. figures are included in these graphs from 1997 onwards, even though the acquisition only took place in August 2000.

1) Sales production of market pulp, paper and board

2) Bleached chemical pulp

Index 1997 = 1.0

Production, waste disposal

Site	Product	Production[a] 2001	Production[a] 2000	Landfill[b] 2001	Landfill[b] 2000	SO_x[c] 2001	SO_x[c] 2000	NO_x[d] 2001	NO_x[d] 2000
The Baltic Countries									
Latvia, Lithuania, Estonia (Packaging Baltic)	⑤	29 000	12 000	380	370	–	–	–	–
Belgium									
Langerbrugge	①⑨	234 000	234 000	0	1 507	[i]	[i]	[i]	[i]
Canada									
Port Hawkesbury	④①⑨	483 000	473 000	5 907	9 433	3 178	4 472	352	674
China									
Suzhou	②	131 000	127 000	5 240	5 935	765	599	116 [i]	40 [i]
Finland									
Anjalankoski	③①⑨	625 000	653 000	12 864	12 239	122	130	313	504
Enocell	④	560 000	604 000	7 841	9 110	318	282	1 001	1 074
Heinola (Fluting)	③⑨	261 000	263 000	7 393	4 755	1 330	870	600	500
Imatra	③②⑥⑨	963 000	1 009 000	14 085	14 501	830	1 232	1 557	1 751
Kemijärvi	④	178 000	209 000	10 200	11 500	238	359	299	372
Kotka	①⑥⑤⑦⑨	264 000	298 000	1 865	3 275	310	303	270	260
Kotka (Keräyskuitu)	④	70 000	67 000	25 425	14 000	–	3	–	6
Lahti, Heinola, Ruovesi (Packaging Finland)	⑤	76 000	76 000	538	584	30	31	21	22
Oulu	②④⑨	631 000	807 000	38 764	40 054	648	634	873	918
Pankakoski	③⑨	76 000	80 000	561	1 350	11	11	65	70
Summa	①⑨	449 000	440 000	5 306	5 525	52	59	236	202
Varkaus	②①③⑤⑨	566 000	628 000	13 722	15 813	620	566	836	904
Veitsiluoto	②①⑨	754 000	801 000	4 000	4 360	638	960	1 076	1 098
France									
Corbehem	①⑨	454 000	458 000	12 803	14 609	1 556	1 256	937	1 002
Germany									
Baienfurt	③	175 000	183 000	16 249	5 753	0	0	15	16
Kabel	①⑨	504 000	588 000	242	5 970	[i]	[i]	[i]	[i]
Maxau	①⑨	557 000	558 000	64	63	6	22	180	213
Reisholz	①⑨	204 000	202 000	48	5	[i]	[i]	[i]	[i]
Sachsen	④①⑨	387 000	380 000	4 364	3 416	3	3	319	374
Uetersen	②	213 000	216 000	0	0	0	0	41	42
Wolfsheck	①⑨	145 000	148 000	168	250	[i]	[i]	[i]	[i]
Hungary									
Paty	⑤	1 000	–	8	–	–	–	–	–
Netherlands									
Berghuizer	②	388 000	392 000	0	1	0	0	244	122
Poland									
Grudziadz (Packaging Poland)	⑤	3 000	2 000	15	12	–	–	–	–
Portugal									
Celbi	④	282 000	286 000	10 355	11 673	134	154	445	388
Russia									
Balabanovo	③	40 000	27 000	157	148	1	1	30	28
Spain									
Barcelona	③	152 000	145 000	4 492	4 489	0	0	18	51

Explanations

① = newsprint and magazine paper
② = fine paper
③ = board and packaging paper
⑥ = laminating paper
⑦ = timber products
⑧ = red paint pigment

and emissions (tonnes)

COD 2001	COD 2000	AOX 2001	AOX 2000	Phosphorus 2001	Phosphorus 2000	Nitrogen 2001	Nitrogen 2000
22	18	–	–	–	–	–	–
625	527	–	–	0	0	0	0
11 304	9 091	–	–	–	–	–	–
147	94	–	–	0.9	0.9	19.2	19.2
2 022	1 963	–	–	3.4	3.8	78.7	66.6
7 482	7 311	86.4	83.5	1.9	1.7	46	40
1 972	1 398	–	–	7.4	4.4	63	30.3
19 388	21 419	146	156	16	13	233	211
7 189	7 190	15.6	18.9	11.4	10.6	113.8	124.6
2 684	3 396	0	0	13.9	8.8	70	67
329	232	–	–	0.2	0.1	1.5	0.9
–	–	–	–	–	–	–	–
6 857	9 106	73	94	9	11	63.9	99
410	390	–	–	0.4	0.4	6	7
734	957	–	–	2.9	1.9	46.5	27.9
5 994	6 808	27	24	9.7	13.4	90	125
11 213	14 306	49.5	54.3	8	12.8	81.7	116.7
1 003	1 459	1.1	1	20.2	18.1	0	0
308	319	0.2	0.2	0.9	1.2	7.6	8
948	1 153	0.2	0.2	6.1	5.6	35.6	38
2 447	1 962	0.5	0.7	7.5	6.9	31.3	25.4
77 [g)]	89 [g)]	0.02 [g)]	0.05 [g)]	[g)]	[g)]	[g)]	[g)]
738	701	0.9	0.8	1.3	0.9	8.2	5.9
96 [g)]	85 [g)]	0.2 [g)]	0.2 [g)]	0.1 [g)]	0.1 [g)]	4.2 [g)]	3.8 [g)]
211	172	0.1	0.1	3.8	4.7	12.5	11.3
–	–	–	–	–	–	–	–
79	67	0.1	0.1	2.6	3	25.7	23
–	–	–	–	–	–	–	–
5 204	5 212	29	29	64	63	59	57
–	–	–	–	–	–	–	–
1 414	1 644	–	–	–	–	–	–

④ = market pulp
⑨ = excluding internally consumed pulp
⑤ = converted products (e.g. cores, impregnated laminating paper, corrugated board)

Footnotes

a) Reported production refers exclusively to end products. Production of timber products is reported in m^3, other products in tonnes. Figures refer to saleable net production excluding inventory changes.

b) Waste is reported in its dry state. Original dry content and volume-to-weight conversion are in some cases estimates.

c) SO_X is calculated as SO_2 (sulphur dioxide) and includes all sulphurous compounds.

d) NO_X is calculated as NO_2 (nitrogen dioxide).

e) WQC serves Biron Mill, Wisconsin Rapids Paper Mill and Wisconsin Rapids Pulp Mill.

f) WRC serves Stevens Point Mill and Whiting Mill.

g) Process water is treated in the external treatment facility.

h) Relatively high SO_2 and NO_X values are due to the relatively high share of coal in the energy mix for U.S. facilities and the design of coal-fired boilers.

i) No energy production on site.

j) Estimation is based on fuel mixture and design of the boilers.

k) In January 2001 Gruvön Mill became *a part of Billerud AB, where Stora Enso* has a 30% shareholding.

– not analysed

Production, waste disposal

Site	Product	Production[a)] 2001	Production[a)] 2000	Landfill[b)] 2001	Landfill[b)] 2000	SO_x[c)] 2001	SO_x[c)] 2000	NO_x[d)] 2001	NO_x[d)] 2000
Sweden									
Falun (Red Paint)	⑧	1 000	1 000	0	0	1	3	–	–
Fors	③⑨	281 000	311 000	103	678	14	40	73	83
Fors, Hammarby	⑤	26 000	32 000	66	24	–	–	–	–
Gruvön[k)]	④③⑨	–	581 000	–	26 500	–	39	–	796
Grycksbo	②	207 000	208 000	1 893	3 538	106	85	33	27
Hylte	①⑨	763 000	771 000	43 737	42 975	18	30	215	227
Kvarnsveden	①⑨	653 000	682 000	3 876	4 500	162	136	283	241
Mölndal	②③	100 000	91 000	3 171	2 777	[i)]	[i)]	[i)]	[i)]
Norrsundet	④	245 000	274 000	4 892	6 234	351	376	384	473
Nymölla	④②⑨	447 000	491 000	595	6 436	424	544	539	594
Jönköping, Vikingstad, Skene (Packaging Sweden)	⑤	83 000	91 000	524	554	5	7	–	–
Skoghall	③⑨	528 000	529 000	9 600	16 575	321	298	489	457
Skoghall, Forshaga	⑤	25 000	–	4	–	–	–	–	–
Skutskär	④	467 000	515 000	16 403	17 419	602	680	613	602
United Kingdom									
Newton Kyme	③	–	32 000	–	–	–	–	–	–
USA[h)]									
Biron	①⑨	345 000	383 000	5 686	425	4 856	5 154	1 924	2 112
Duluth	①④⑨	288 000	285 000	2 106	2 631	0	0	0	0
Kimberly	①②⑨	377 000	441 000	30 042	23 429	1 586	1 502	498	552
Niagara	①⑨	185 000	201 000	9 828	8 968	1 754	1 888	635	710
Stevens Point	②	131 000	136 000	370	316	0	0	49	52
Whiting	①⑨	167 000	190 000	226	257	182	204	392	461
Wisconsin Rapids Paper	②	442 000	456 000	1 993	1 971	0	0	6	6
Wisconsin Rapids Paperboard	③⑤	38 000	39 000	183	185	0	0	1	1
Wisconsin Rapids Pulp	④	359 000	397 000	29 378	41 173	1 746	1 637	1 718	1 816
Water Quality Center[e)]				4 127	2 848	32	32	–	–
Water Renewal Center[f)]				13 747	15 240	32	32	–	–
Corenso									
Corenso, core factories	⑤	95 000	77 000	1 719	1 623	–	–	–	–
Pori	③	102 000	102 000	8 500	8 500	3	5	4	4
St. Seurin-sur-l'Isle	③	68 000	73 000	5 206	4 186	–	–	–	–
Stora Enso Timber									
Non-integrated sawmills	⑦	3 550 000	3 563 000	6 722	8 527	137	151	325	398
Integrated sawmills	⑦	1 260 000	1 250 000						
Total pulp, paper & board, tonnes		16 273 000	17 753 000	401 029	440 662	22 984	24 636	17 697	19 845
Total timber products, m³		4 810 000	4 813 000	6 722	8 527	137	151	325	398
Grand total				407 751	449 189	23 121	24 787	18 022	20 243

Explanations
① = newsprint and magazine paper
② = fine paper
③ = board and packaging paper
⑥ = laminating paper
⑦ = timber products
⑧ = red paint pigment

and emissions (tonnes)

COD		AOX		Phosphorus		Nitrogen	
2001	2000	2001	2000	2001	2000	2001	2000
–	–	–	–	–	–	–	–
1 695	2 824	0.4	0.7	0.8	1.4	27	22.6
–	–	–	–	–	–	–	–
–	16 500	–	49	–	33	–	230
123	100	0.2	0.3	0.1	0.1	14	17.3
3 058	3 067	0.8	0.6	2.5	2.8	23.7	27.7
1 431	2 023	1.2	1.1	2	2.8	37	35
110	123	0.15	0.2	0.2	0.2	6.8	7.1
7 490	8 810	34	38	14	15	63	60
12 920	12 883	2.6	2.4	11.7	12.5	145	140
–	–	–	–	–	–	–	–
10 996	8 892	12.4	9.5	12.1	13	91.4	87
–	–	–	–	–	–	–	–
6 412	16 550	46.6	98.5	12.3	22.9	83.4	85.3
–	–	–	–	–	–	–	–
g)	g)	g)	g)	g)	g)	g)	g)
g)	g)	g)	g)	g)	g)	g)	g)
591	611	4.3	7.7	15	10.1	27.6	31.7
711	720	0.7	1.2	6.6	6.7	17	17.2
g)	g)	g)	g)	g)	g)	g)	g)
g)	g)	g)	g)	g)	g)	g)	g)
g)	g)	g)	g)	g)	g)	g)	g)
g)	g)	g)	g)	g)	g)	g)	g)
g)	g)	g)	g)	g)	g)	g)	g)
13 275	18 411	42.9	69.9	11.6	13.8	73.3	98.4
528	759	0.4	0.7	4.4	4.6	24.2	25.2
–	–	–	–	–	–	–	–
346	395	–	–	0.1	0.1	6.4	7.6
133	91	–	–	–	–	–	–
497	116	–	–	6	3.3	–	–
150 716	189 828	576.47	742.85	285	325.3	1 737.2	1 999.7
497	116	–	–	6	3.3	–	–
151 213	189 944	576.47	742.85	291	328.6	1 737.2	1 999.7

④ = market pulp

⑨ = excluding internally consumed pulp

⑤ = converted products (e.g. cores, impregnated laminating paper, corrugated board)

Footnotes

a) Reported production refers exclusively to end products. Production of timber products is reported in m^3, other products in tonnes. Figures refer to saleable net production excluding inventory changes.

b) Waste is reported in its dry state. Original dry content and volume-to-weight conversion are in some cases estimates.

c) SO_x is calculated as SO_2 (sulphur dioxide) and includes all sulphurous compounds.

d) NO_x is calculated as NO_2 (nitrogen dioxide).

e) WQC serves Biron Mill, Wisconsin Rapids Paper Mill and Wisconsin Rapids Pulp Mill.

f) WRC serves Stevens Point Mill and Whiting Mill.

g) Process water is treated in the external treatment facility.

h) Relatively high SO_2 and NO_x values are due to the relatively high share of coal in the energy mix for U.S. facilities and the design of coal-fired boilers.

i) No energy production on site.

j) Estimation is based on fuel mixture and design of the boilers.

k) In January 2001 Gruvön Mill became a part of Billerud AB, where Stora Enso has a 30% shareholding.

– not analysed

Examination report

Statement

We have examined the financial information presented on page 10 of the Stora Enso report, Environment and Resources 2001, and the information regarding resource utilisation and environmental performance presented on pages 24–29. The information in the report is the responsibility of, and has been approved by, the management of the Group.

The management of the Group commissioned us to perform the procedures set out below:

- Assess the procedures used to collect quantitative information on environmental issues selected by the management, from those production units included in the report.
- Assess whether this information obtained from the production units has been compiled correctly and presented appropriately.
- Assess whether the information in the report is in all materiality consistent with similar information in the Financials 2001 of the Group.

Our work consisted of meetings with management representatives responsible for environmental issues, and detailed examination of the information compiled by Stora Enso, but did not include site visits.

In our opinion the quantitative information produced by the Stora Enso Group, and presented on the above-mentioned pages of the Environment and Resources 2001, is based on information collected with due care from production units. Furthermore, it is our opinion that this information is presented in an appropriate manner in the report.

Helsinki, February 12, 2002

SVH Pricewaterhouse Coopers Oy, Authorized Public Accountants

Pekka Nikula
Authorized Public Accountant

Ari Tiihonen
Global Risk Management Solutions

Contacts

E-mail addresses:
firstname.surname@storaenso.com
(unless otherwise given).
Note: Å/å and Ä/ä become a,
Ö/ö becomes o.

Group

Stora Enso Environment
Per G. Broman
SE-791 80 Falun
Sweden
Tel. +46 23 788 205
Fax +46 23 788 282
per.g.broman@storaenso.com

Stora Enso
Environmental Communications
Päivi Sihvola
PL 309
FIN-00101 Helsinki
Finland
Tel. +358 2046 21380
Fax +358 2046 21267

Stora Enso Environment
Environmental Marketing
Liisa Käär
PL 309
FIN-00101 Helsinki
Finland
Tel. +358 2046 21424
Fax +358 2046 21402

Stora Enso Purchasing
Åsa Wallén
Box 70395
SE-107 24 Stockholm
Sweden
Tel. +46 8 613 6701
Fax +46 8 613 6730

Stora Enso Transport and Distribution
Karin Nordell
SE-791 80 Falun
Sweden
Tel. +46 23 782 436
Fax +46 23 294 38

Divisions

Stora Enso Magazine Paper
Klaus Barduna
Feldmühleplatz 1
D-40545 Düsseldorf
Germany
Tel. +49 211 581 2432
Fax +49 211 581 2436

Stora Enso Newsprint
Tuija Suur-Hamari
Kotka Mill
PL 62–63
FIN-48101 Kotka
Finland
Tel. +358 2046 25241
Fax +358 2046 25506

Stora Enso Fine Paper
Hannu Nurmesniemi
Veitsiluoto Mill
FIN-94800 Kemi
Finland
Tel. +358 2046 34699
Fax +358 2046 34890

Stora Enso Packaging Boards
Thomas Otto
Box 501
SE-663 29 Skoghall
Sweden
Tel. +46 54 514 809
Fax +46 54 514 392

Stora Enso Packaging Boards
Eeva Punta
Pulp Competence Centre
PL 2
FIN-81281 Uimaharju
Finland
Tel. +358 2046 28004
Fax +358 2046 28552

Stora Enso Timber
Jaakko Mikkola
Veitsiluoto Sawmill
FIN-94800 Kemi
Finland
Tel. +358 2046 34665
Fax +358 2046 34787

Papyrus Merchants
Stefan Strand
Box 1004
SE-431 26 Mölndal
Sweden
Tel. +46 31 670 616
Fax +46 31 872 428
stefan.strand@papyrus.com

Stora Enso North America
James D. Weinbauer
P.O. Box 8050
Wisconsin Rapids
Wisconsin 54495-8050
USA
Tel. +1 715 422 3693
Fax +1 715 422 3203
jim.weinbauer@storaenso.com

Finland

Stora Enso Environment
Tuija Suur-Hamari
Kotka Mill
PL 62–63
FIN-48101 Kotka
Tel. +358 2046 25241
Fax +358 2046 25506

Stora Enso Forest Consulting
Antti Marjokorpi
Talvikkitie 40 C
FIN-01300 Vantaa
Tel. +358 2046 24972
Fax +358 2046 24960

Stora Enso Metsä ○ ○
Anna-Liisa Myllynen
FIN-55800 Imatra
Tel. +358 2046 23071
Fax +358 2046 23070

Stora Enso Metsä
International Wood Procurement
(see Stora Enso Metsä)

Stora Enso Energy Services, Finland
Jukka Mikkonen
FIN-55800 Imatra
Tel. +358 2046 23289
Fax +358 2046 24710

Stora Enso Newsprint
Anjalankoski Mill ○ ○
Pekka Reponen
FIN-46900 Anjalankoski
Tel. +358 2046 26461
Fax +358 2046 26320
(Newsprint, Magazine Paper,
Packaging Boards)

Stora Enso Packaging Boards
Imatra Mills ○ ○
Päivi Harju-Eloranta
FIN-55800 Imatra
Tel. +358 2046 22520
Fax +358 2046 24704

Stora Enso
Imatra Mills ○ ○
Hilkka Hännikäinen
FIN-55800 Imatra
Tel. +358 2046 22313
Fax +358 2046 24755
(Fine Paper, Packaging Boards)

Stora Enso
Kotka Mill ○ ○
Tuija Suur-Hamari
PL 62–63
FIN-48101 Kotka
Tel. +358 2046 25241
Fax +358 2046 25506
(Magazine Paper, Packaging Boards,
Timber Products)

Stora Enso
Summa Mill ○ ○
Erkki Waldén
FIN-49420 Hamina
Tel. +358 2046 25665
Fax +358 2046 25699
(Newsprint, Magazine Paper)

○ EMAS ○ ISO 14001 EMAS reports can be ordered from units marked ○

Stora Enso
Varkaus Mill ○ ○
Heikki Monto
PL 169
FIN-78201 Varkaus
Tel. +358 2046 32691
Fax +358 2046 32111
(Newsprint, Fine Paper, Packaging Boards, Timber Products, Corenso)

Stora Enso
Veitsiluoto Mill ○ ○
Hannu Nurmesniemi
FIN-94800 Kemi
Tel. +358 2046 34699
Fax +358 2046 34890
(Fine Paper, Magazine Paper, Timber Products)

Stora Enso Fine Paper
Oulu Mill ○ ○
Marjaana Luttinen
PL 196
FIN-90101 Oulu
Tel. +358 2046 33637
Fax +358 2046 33382

Stora Enso Packaging Boards
Heinola Fluting Mill ○
Seppo Koivunen
PL 5
FIN-18101 Heinola
Tel. +358 3 842 9322
Fax +358 3 842 9290

Stora Enso Packaging Boards
Pankakoski Mill ○ ○
Kristiina Veitola
FIN-81750 Pankakoski
Tel. +358 2046 27795
Fax +358 2046 27633

Stora Enso Packaging
Lahti Mill ○ ○
Juha Isomäki
PL 4
FIN-15701 Lahti
Tel. +358 2046 27251
Fax +358 3 734 6184

Stora Enso Packaging
Heinola Mill ○ ○
Juha Isomäki
PL 38
FIN-18101 Heinola
Tel. +358 2046 27251
Fax +358 3 734 6184

Stora Enso Packaging
Ruovesi Mill ○
Juha Isomäki
Sahantie 15
FIN-34450 Jäminkipohja
Tel. +358 2046 27251
Fax +358 3 734 6184

Stora Enso Packaging
Tiukka Mill ○
Juha Isomäki
Isosillantie 32
FIN-34450 Jäminkipohja
Tel. +358 2046 27251
Fax +358 3 734 6184

Corenso ○
Erkki Saloma
PL 194
FIN-28101 Pori
Tel. +358 2 550 3888
Fax +358 2 550 3802

Corenso
Pori Coreboard Mill ○ ○
Markku Niinimäki
PL 194
FIN-28101 Pori
Tel. +358 2 550 3888
Fax +358 2 550 3802

Stora Enso Timber
Honkalahti Sawmill ○ ○
Veikko Metso
PL 12
FIN-54101 Joutseno
Tel. +358 2046 21560
Fax +358 2046 21680

Koski Timber Oy ○ ○
Pauli Vainionpää
FIN-16800 Hämeenkoski
Tel. +358 2046 47008
Fax +358 2046 47002

Stora Enso Timber
Kitee Sawmill ○ ○
Martti Nieminen
Teollisuustie 27
FIN-82430 Puhos
Tel. +358 2046 21912
Fax +358 2046 21996

Stora Enso Timber
Tolkkinen Sawmill ○ ○
Ari Appelgren
PL 39
FIN-06101 Porvoo
Tel. +358 2046 21813
Fax +358 2046 21816

Stora Enso Timber
Uimaharju Sawmill ○ ○
Pekka Piironen
PL 1
FIN-81281 Uimaharju
Tel. +358 2046 28420
Fax +358 2046 28570
pekka.r.piironen@storaenso.com

Stora Enso Packaging Boards
Enocell Pulp Mill ○ ○
Eeva Punta
PL 2
FIN-81281 Uimaharju
Tel. +358 2046 28004
Fax +358 2046 28552

Stora Enso Magazine Paper
Kemijärvi Pulp Mill ○ ○
Kirsi-Marja Kuivalainen
PL 100
FIN-98101 Kemijärvi
Tel. +358 2046 35114
Fax +358 2046 35200

Sweden

Stora Enso Environment
Kenneth Collander
SE-791 80 Falun
Tel. +46 23 788 045
Fax +46 23 788 282

Stora Enso Skog ○ ○
Börje Pettersson
SE-791 80 Falun
Tel. +46 23 782 547
Fax +46 23 782 677

Stora Enso Newsprint
Hylte Mill ○ ○
Björn Lood
SE-314 81 Hyltebruk
Tel. +46 345 192 74
Fax +46 345 191 37

Stora Enso Newsprint
Kvarnsveden Mill ○ ○
Gunilla Jämte
Box 733
SE-781 27 Borlänge
Tel. +46 243 651 53
Fax +46 243 237 948

Stora Enso Fine Paper
Grycksbo Mill ○ ○
Jaana Ahlroos
SE-790 20 Grycksbo
Tel. +46 23 680 39
Fax +46 23 683 56

Stora Enso Fine Paper
Mölndal Mill ○ ○
Thomas Ericsson
Box 213
SE-431 23 Mölndal
Tel. +46 31 675 170
Fax +46 31 675 225

Stora Enso Fine Paper
Nymölla Mill ○ ○
Anders Wetterling
SE-295 80 Nymölla
Tel. +46 44 104 181
Fax +46 44 541 68

Stora Enso Packaging Boards
Fors Mill ○ ○
Leif Jansson
SE-774 89 Fors
Tel. +46 226 351 57
Fax +46 226 352 56

Stora Enso Packaging Boards
Skoghall Mill ○ ○
Kjell Kumlin
Box 501
SE-663 29 Skoghall
Tel. +46 54 514 303
Fax +46 54 514 677

Stora Enso Packaging
Jönköping, Vikingstad, Skene ○
Lennart Millegård
Box 1055
SE-551 10 Jönköping
Tel. +46 36 318 862
Fax +46 36 318 806

Corenso Svenska
Gunnar Johansson
Box 271
SE-661 25 Säffle
Tel. +46 533 691 970
Fax +46 533 691 977

Stora Enso Timber
Ala Sawmill ○ ○
Annika Bengtsson
Box 502
SE-820 20 Ljusne
Tel. +46 270 641 10
Fax +46 270 681 85

Stora Enso Timber
Gruvön Sawmill ○ ○
Sven-Olof Kvarnbratt
Box 4
SE-664 21 Grums
Tel. +46 555 425 24
Fax +46 555 131 29

Stora Enso Timber
Kopparfors Sawmill ○ ○
Annika Bengtsson
Box 24
SE-817 21 Norrsundet
Tel. +46 297 559 14
Fax +46 297 221 78

Stora Enso Timber
Linghed Sawmill ○ ○
Annika Bengtsson
SE-790 25 Linghed
Tel. +46 246 224 10
Fax +46 246 222 24

Stora Enso Magazine Paper
Norrsundet Pulp Mill ○ ○
Rolf Lundberg
Box 4
SE-817 21 Norrsundet
Tel. +46 26 856 24
Fax +46 26 857 75
rolf.m.lundberg@storaenso.com

Stora Enso Fine Paper
Skutskär Pulp Mill ○ ○
Nils Ivarsson
SE-814 81 Skutskär
Tel. +46 26 851 19
Fax +46 26 851 06

Stora Trading AB ○ ○
Stig Johansson
Falu Rödfärg
SE-791 80 Falun
Tel. +46 23 782 495
Fax +46 23 782 708
stig.e.johansson@storaenso.com

Germany
Stora Enso Environment
Klaus Barduna
Feldmühleplatz 1
D-40545 Düsseldorf
Tel. +49 211 581 2432
Fax +49 211 581 2436

Stora Enso Magazine Paper
Kabel Mill ○ ○
Detlef Schroth
Schwerter Strasse 263
D-58099 Hagen
Tel. +49 2331 699 537
Fax +49 2331 699 1537

Stora Enso Magazine Paper
Maxau Mill ○
Jörg Böttger
Postfach 210665
D-76156 Karlsruhe
Tel. +49 721 956 6247
Fax +49 721 956 6128
joerg.boettger@storaenso.com

Stora Enso Magazine Paper
Reisholz Mill ○ ○
Matthias Langenohl
Bonner Strasse 245
D-40589 Düsseldorf
Tel. +49 211 971 6344
Fax +49 211 971 6242

Stora Enso Magazine Paper
Wolfsheck Mill ○
(see Maxau Mill)

Stora Enso Newsprint
Sachsen Mill ○ ○
Renate Balzer
Postfach 1334
D-04833 Eilenburg
Tel. +49 3423 650 369
Fax +49 3423 650 396

Stora Enso Fine Paper
Uetersen Mill ○ ○
Epko-Estert Kluter
Postfach 1144
D-25436 Uetersen
Tel. +49 4122 719 400
Fax +49 4122 719 415
epko.kluter@storaenso.com

Stora Enso Packaging Bords
Baienfurt Mill ○ ○
Michael Spiegel
Fabrikstrasse
D-88255 Baienfurt
Tel. +49 751 404 219
Fax +49 751 404 9219

Corenso Elfes GmbH & Co. KG ○
Harald Weiler
Postfach 20 01 50
D-47835 Krefeld
Tel. + 49 2151 769 838
Fax +49 2151 769 860

Other European Countries
Stora Enso Environment
Klaus Barduna
Feldmühleplatz 1
D-40545 Düsseldorf
Germany
Tel. +49 211 581 2432
Fax +49 211 581 2436

Stora Enso Magazine Paper
Corbehem Mill ○
Jean-Pierre Coloos
Rue de Brebières
B.P. 2
F-62112 Corbehem
France
Tel. +33 3 2792 3209
Fax +33 3 2791 8278
jeanpierre.coloos@storaenso.com

Stora Enso Magazine Paper
Langerbrugge Mill ○
Luc De Smet
Wondelgemkaai 200
B-9000 Gent
Belgium
Tel. +32 9 257 7211
Fax +32 9 257 7200

Stora Enso Fine Paper
Berghuizer Mill ○ ○
Jan te Hennepe
Postbus 1
NL-8190 AA Wapenveld
The Netherlands
Tel. +31 38 447 5170
Fax +31 38 447 5498
jan.tehennepe@storaenso.com

Corenso France ○
Maita Arbeloa
B.P. 4
F-33660 Saint-Seurin-sur l'Isle
France
Tel. +33 557 564 000
Fax +33 557 564 029

Stora Enso Barcelona ○ ○
Núria Ayats
Apartado 76
E-08760 Martorell (Barcelona)
Spain
Tel. +34 93 631 1196
Fax +34 93 631 1097

Stora Enso Packaging
Riga Mill
Peteris Treimanis
Tiraines str. 5
LV-1058 Riga
Latvia
Tel. +371 767 0077
Fax +371 767 5815

Stora Enso Packaging
Kaunas Mill
Alvydas Morkevicius
Ateities plentas 32C
LT-3023 Kaunas
Lithuania
Tel. +370 7 310 690
Fax +370 7 310 684

Stora Enso Packaging
Tallinn Mill
Priit Poldre
Laki 5
EE-10621 Tallinn
Estonia
Tel. +372 656 3074
Fax +372 656 3377

Stora Enso Packaging
Páty Mill
Zsolt Horváth
H-2071 Páty
M1 Üzleti Park,
"A" Épület
Hungary
Tel. +36 23 555 610
Fax +36 23 555 601

Corenso (UK) Ltd
Malcolm Craighead
Unit 29
North Tyne Industrial Estate
GB-Longbenton NE12 9SZ
Great Britain
Tel. +44 191 266 0222
Fax +44 191 270 1663

Corenso Edam B.V.
Dirk-Jan Emond
Postbus 44
NL-1135 ZG Edam
The Netherlands
Tel. +31 2993 711 40
Fax +31 2993 717 34

Corenso Tolosana S.A.
Luis Echart
Apartado 78
E-20400 Tolosa (Guipuzcoa)
Spain
Tel. +34 943 683 125
Fax +34 943 683 034

Stora Enso Timber
Otmar Mittermüller
Bahnhofstrasse 31
A-3370 Ybbs
Austria
Tel. +43 7412 530 330
Fax +43 7412 5303 3490

Stora Enso Timber Benelux
Miranda van Zomeren
Archangelkade 8
NL-1013 BE Amsterdam
The Netherlands
Tel. +31 20 680 7700
Fax +31 20 680 7710
miranda.vanzomeren@storaenso.com

Stora Enso Fine Paper
Celbi Pulp Mill ○ ◌
Manuel Saraiva Santos
P-3081-853 Figueira da Foz
Portugal
Tel. +351 233 955 600
Fax +351 233 955 607
saraiva.santos@storaenso.com

North America

Stora Enso North America
James D. Weinbauer
P.O. Box 8050
Wisconsin Rapids
Wisconsin 54495-8050
USA
Tel. +1 715 422 3693
Fax +1 715 422 3203
jim.weinbauer@storanenso.com

Stora Enso North America
Biron Mill
Cortney Schmidt
621 Biron Drive
Wisconsin Rapids, WI 54494
USA
Tel. + 1 715 422 2339
Fax + 1 715 422 2403

Stora Enso North America
Duluth Paper Mill
Diane Gobin
100 North Central Avenue
Duluth, MN 55807
USA
Tel. + 1 218 628 5276
Fax + 1 218 628 0310

Stora Enso North America
Duluth Recycled Pulp Mill
(see Duluth Mill)

Stora Enso North America
Kimberly Mill
Mark Nessmann
433 North Main
Kimberly, WI 54136
USA
Tel. + 1 920 788 8418
Fax + 1 920 788 8609

Stora Enso North America
Niagara Mill
David Schmutzler
1101 Mill Street
Niagara, WI 54151
USA
Tel. + 1 715 251 8253
Fax + 1 715 251 1730
dave.schmutzler@storaenso.com

Stora Enso North America
Stevens Point Mill
Karen Rozumalski
707 Arlington Place
Stevens Point, WI 54481
USA
Tel. + 1 715 345 8031
Fax + 1 715 345 8750

Stora Enso North America
Whiting Mill
Deanna Haen
2627 Whiting Road
Stevens Point, WI 54481
USA
Tel. + 1 715 345 6633
Fax + 1 715 345 6770

Stora Enso North America
Water Renewal Center
(see Whiting Mill)

Stora Enso North America
Wisconsin Rapids Paper Mill
Dick Bartosh
310 Third Avenue North
Wisconsin Rapids, WI 54495
USA
Tel. + 1 715 422 3394
Fax + 1 715 422 3770

Stora Enso North America
Wisconsin Rapids Paper Mill
(No. 16 & Converting)
TJ Rees
310 Third Avenue North
Wisconsin Rapids, WI 54495
USA
Tel. +1 715 422 1612
Fax +1 715 422 4104
tj.rees@storaenso.com

Stora Enso North America
Wisconsin Rapids Paperboard Mill
Wayne Hilgart
800 Freemont Street
Wisconsin Rapids, WI 54495
USA
Tel. +1 715 422 3746
Fax +1 715 422 3674

Stora Enso North America
Wisconsin Rapids Pulp Mill
Daniel Herman
950 Fourth Avenue North
Wisconsin Rapids, WI 54495
USA
Tel. +1 715 422 3345
Fax +1 715 422 3886
dan.herman@storaenso.com

Stora Enso North America
Water Quality Center
(see Wisconsin Rapids Pulp Mill)

Stora Enso North America
Port Hawkesbury Mill ○
Derrick B. Cameron
P.O. Box 9500
CDN-Port Hawkesbury
Nova Scotia B9A 1A1
Canada
Tel. +1 902 625 6149
Fax +1 902 625 2098
derrick.cameron@storaenso.com

China

Stora Enso Fine Paper
Suzhou Mill ◌
Yasmine Yafen Ding
159 Binhe Road
Suzhou New District
Suzhou 215011
Jiangsu, China
Tel. +86 512 825 1060 2214
Fax +86 512 825 1711
yasmine.ding@storaenso.com

Russia

ZAO Stora Enso Packaging
Balabanovo Mill
Andrey Maslov
Lermontov str. 2
Kaluga region
Russia 249000
Tel. +7 08438 607 40
Fax +7 08438 607 56

Glossary

AOX	Adsorbable organic halogen compounds. A collective term for the amount of Chlorine or other halogens bound to organic matter, in waste water, for example.
ATF	American Tree Farm System
Bio-fuels	Fuels derived from renewable raw materials, such as bark, black liquor or logging residuals.
Biotope	An area of habitat that is naturally distinct as a result of its local climate, soil conditions, flora and fauna.
BOD	Biological Oxygen Demand – A measure of the amount of oxygen consumed by micro-organisms as they break down organic matter in effluent during a certain period.
CSA Z809	Forestry certification criteria of the Canadian Standards Association programme for Sustainable Forest Management.
CO_2	Carbon dioxide – A gas formed during combustion and certain natural processes. Trees utilise carbon dioxide as they grow, through photosynthesis. Increasing amounts of Carbon dioxide in the atmosphere are widely believed to contribute to climate change.
COD	Chemical Oxygen Demand – A measure of the amount of oxygen required for the total chemical breakdown of organic substances in water by chemical oxygen-consuming substances.
EMS	Environmental Management System
EMAS	Eco-Management and Audit Scheme – A voluntary environmental management system applicable in Europe, based on EU regulations.
FFCS	Finnish Forest Certification System
FSC	Forest Stewardship Council
ISO	International Organisation for Standardisation
ISO 14001	A global standard created for corporate environmental management systems by the International Organisation for Standardisation.
LCA	Life Cycle Assessment – A method for assessing the environmental impacts of a product "from cradle to grave".
m^3 sub	Cubic metre of wood, solid under bark.
Moratorium	An agreed period when no wood is procured from a certain area.
Nitrogen	An element common as a gas in the atmosphere. Excessive concentrations of Nitrogen compounds in water, together with Phosphorus compounds and organic substances, can lead to increased biological activity in water, through a process known as eutrophication.
NO_x	A collective term for the Nitrogen oxides formed during combustion, which can contribute to the acidification of soil and water.
PEFC	Pan-European Forest Certification
Phosphorus	An element. Excessive concentrations of Phosphorus compounds in water, together with Nitrogen compounds and organic substances, can lead to increased biological activity in water, through a process known as eutrophication.
SFI℠	Sustainable Forestry Initiative of the American Forest & Paper Association
SFM	Canadian Standards Association programme for Sustainable Forest Management
SO_2	Sulphur dioxide – A gas formed when fuels that contain Sulphur, such as oil and coal, are burned. Sulphur dioxide contributes to the acidification of soil and water.

Abbreviations and conversions for units of measurement

TJ	Terajoule (1 000 billion joules)
GWh	Gigawatt-hours (1 billion watt-hours)
TWh	Terawatt-hours (1 000 billion watt-hours)
ha	Hectare (10 000 m^2 or 100x100 m)

1 cubic metre = 264.1 gallons
1 metric tonne = 1.1025 short tons
1 GJ = 0.9473644 million BTU
1 cubic metre of solid wood under bark = 0.429 Great Lakes rough cord

Graphic design and concept: Incognito Design, Helsinki • *Photo: Tuomo Manninen and Studio Sami Luukkanen, Helsinki* • *Print: Libris, Helsinki* •
Cover stock: Stora Enso Ensocard 230 g/m², Stora Enso Imatra Mills (ISO 14001-certified and EMAS-registered FIN-000009) •
Text stock: Stora Enso Colorit 110 g/m², Stora Enso Mölndal Mill (ISO 14001-certified and EMAS-registered S-000051)

Stora Enso Oyj
P.O. Box 309
FIN-00101 Helsinki, Finland
Calling address: Kanavaranta 1
Tel. +358 2046 131
Fax +358 2046 21471

Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
Calling address: World Trade Center,
Klarabergsviadukten 70
Tel. +46 8 613 66 00
Fax +46 8 10 60 20

Stora Enso International Office
9, South Street
GB-London W1K 2XA, U.K.
Tel. +44 20 8432 1500
Fax +44 20 8432 1600

www.storaenso.com
corporate.communications@storaenso.co

SEO
LISTED
NYSE


335

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen
Title: Senior Executive Vice President, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen
Title: General Counsel